Key metrics
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	859	(476)	1,303	–	(34)
of which from continuing operations	844	(474)	1,297	–	(35)
Basic earnings/(loss) per share from continuing operations (CHF)	0.47	(0.37)	0.76	–	(38)
Diluted earnings/(loss) per share from continuing operations (CHF)	0.47	(0.37)	0.75	–	(37)
Return on equity attributable to shareholders (%)	8.0	(4.5)	14.2	–	–
Effective tax rate (%)	31.2	18.9	26.6	–	–
Core Results (CHF million, except where indicated)
Net revenues	6,469	5,920	7,018	9	(8)
Provision for credit losses	34	53	22	(36)	55
Total operating expenses	5,035	6,396	5,191	(21)	(3)
Income/(loss) from continuing operations before taxes	1,400	(529)	1,805	–	(22)
Cost/income ratio (%)	77.8	108.0	74.0	–	–
Pre-tax income margin (%)	21.6	(8.9)	25.7	–	–
Strategic results (CHF million, except where indicated)
Net revenues	6,553	6,038	7,018	9	(7)
Income from continuing operations before taxes	1,940	1,448	2,207	34	(12)
Cost/income ratio (%)	70.1	75.4	68.3	–	–
Return on equity – strategic results (%)	13.9	10.6	18.6	–	–
Non-strategic results (CHF million)
Net revenues	(84)	(118)	0	(29)	–
Loss from continuing operations before taxes	(540)	(1,977)	(402)	(73)	34
Assets under management and net new assets (CHF billion)
Assets under management from continuing operations	1,281.1	1,253.4	1,258.6	2.2	1.8
Net new assets from continuing operations	14.7	4.2	14.4	250.0	2.1
Balance sheet statistics (CHF million)
Total assets	878,090	872,806	946,618	1	(7)
Net loans	250,659	247,054	248,995	1	1
Total shareholders' equity	43,230	42,164	37,825	3	14
Tangible shareholders' equity	35,046	33,955	28,985	3	21
Basel III regulatory capital and leverage statistics
Risk-weighted assets (CHF million)	285,996	273,846	–	4	–
CET 1 ratio (%)	14.3	15.7	–	–	–
Look-through CET 1 ratio (%)	10.0	10.0	–	–	–
Swiss leverage ratio (%)	4.8	5.1	–	–	–
Look-through Swiss leverage ratio (%)	3.7	3.7	–	–	–
Share information
Shares outstanding (million)	1,587.2	1,590.9	1,312.2	0	21
of which common shares issued	1,596.1	1,596.1	1,339.7	0	19
of which treasury shares	(8.9)	(5.2)	(27.5)	71	(68)
Book value per share (CHF)	27.24	26.50	28.83	3	(6)
Tangible book value per share (CHF)	22.08	21.34	22.09	3	0
Market capitalization (CHF million)	45,633	43,526	33,371	5	37
Number of employees (full-time equivalents)
Number of employees	45,600	46,000	46,900	(1)	(3)
See relevant tables for additional information on these metrics.

Urs Rohner, Chairman of the Board of Directors (left) and Brady W. Dougan, Chief Executive Officer.

Dear shareholders
For the first quarter of 2014, we generated Core pre-tax income of CHF 1,940 million in our strategic businesses and achieved a strong return on equity of 14% – well within reach of our 15% through-the-cycle target. This strong performance was driven by significantly improved profitability in Private Banking & Wealth Management, solid returns in Investment Banking and continued effective cost and capital management. Reported Core pre-tax income for the first quarter was CHF 1,400 million and the reported return on equity was 8%. We saw continued momentum with clients across many of our key businesses in the first quarter, including the highest net asset inflows in our strategic businesses since the first quarter of 2011 and a meaningful increase in the share of assets under management from ultra-high-net-worth clients.

Progress in our two divisions
We substantially improved the profitability of our strategic businesses in Private Banking & Wealth Management, delivering pre-tax income of CHF 965 million for the quarter, a 28% increase compared to the prior-year quarter. The Wealth Management Clients business improved its net margin to 29 basis points from 23 basis points in the prior-year quarter. In line with our strategy, we also increased the share of assets under management from ultra-high-net-worth clients in this business to 46%, compared to 43% in the same period of last year. Corporate & Institutional Clients continued to make a strong contribution to the division’s overall performance, and Asset Management more than doubled its pre-tax income compared to the first quarter of 2013 as a result of its more focused approach. In Private Banking & Wealth Management, we recorded net new assets of CHF 16.0 billion from strategic businesses in the quarter and total net new assets of CHF 13.7 billion. These inflows reflect our strength in key emerging markets within Asia Pacific, which grew at a 17% annualized rate, Latin America and the Middle East, our strong position in our Swiss home market, and significant inflows in alternative investments and index products within our Asset Management business.
In Investment Banking, we delivered solid returns despite more challenging market conditions during the quarter, demonstrating the strength of our diversified franchise. Investment Banking’s strategic businesses reported pre-tax income of CHF 1,124 million and a return on capital of 21%. We delivered a strong performance in securitized products, credit and underwriting and advisory, as well as solid results in equities. At the same time, the first quarter seasonal contribution from our rates business and certain emerging markets businesses was significantly lower compared to prior years, as the industry adapts to structural changes in the rates business combined with challenging market conditions in certain emerging markets. We further expanded our strong market share position in equities and saw good momentum with clients in our underwriting and advisory franchises.

Progress in executing strategy to support cash returns to shareholders
In terms of our strategic focus, we continued to optimize resource allocation in order to grow our high-returning businesses, particularly in Private Banking & Wealth Management. At the same time, we made progress in winding down positions in our non-strategic units.
In Private Banking & Wealth Management, we plan to continue to build on our growth momentum in emerging markets and expand our lending initiatives targeting ultra-high-net-worth clients. We intend to complete the repositioning of our activities in certain less profitable markets where we have an onshore presence and we will work to further improve the net margin in our Wealth Management Clients business. Additionally, we plan to further enhance our integrated offering, both within the Private Banking & Wealth Management division and in close collaboration with the Investment Banking division.
In Investment Banking, we will continue to focus on our market-leading and high-returning businesses, including our top-three equities franchise, a strong and profitable underwriting and advisory business and a fixed income franchise focused on high-returning yield businesses. As part of this focus, we are transitioning our rates business to become a more client-focused and capital-light franchise, as announced in October 2013.
We maintained our resilient leverage and capital positions and are on track to meet our long-term targets, notwithstanding methodology changes that led to an increase in risk-weighted assets in the quarter. As of quarter-end, we reported a Look-through Basel III CET1 ratio of 10.0% and a Look-through Swiss leverage ratio of 3.7%. We also further increased the efficiency of our operations during the first quarter. Since the second quarter of 2011 when we first announced our cost measures, we have reduced the Group’s cost base by CHF 3.4 billion on an annualized, adjusted basis.
In the first quarter of 2014, we continued to work toward resolving legacy litigation matters. In March 2014, we announced an agreement with the Federal Housing Finance Agency (FHFA), effectively resolving the largest mortgage-related legal dispute between Credit Suisse and investors dating back to the financial crisis. Moreover, we are continuing our efforts to resolve legal cases related to our former cross-border private banking business with US clients. In February 2014, we reached a settlement with the US Securities and Exchange Commission (SEC) on the US cross-border matter. The United States Department of Justice’s investigation into the US tax matter remains outstanding and, while we are working hard to bring this to a close, the timing and outcome remain uncertain.
Given our progress in executing our strategy, combined with the strong performance of our strategic businesses in the first quarter of 2014, our intention remains to deliver cash returns to our shareholders at or above 2013 levels.
We would like to thank our shareholders and clients for the trust they have placed in Credit Suisse and, in particular, our employees for their contribution to the success of our business.

Sincerely

Urs Rohner                        Brady W. Dougan

May 2014

As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. The related disclosures are in accordance with the current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.

Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included herein are based on the current FINMA framework. The Swiss leverage ratio is calculated as Swiss total eligible capital, divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures, which consist of guarantees and commitments, and regulatory adjustments, which include cash collateral netting reversals and derivative add-ons.

All expense reduction metrics against 6M11 annualized total expenses are measured at constant foreign exchange rates and exclude realignment and other significant expense items and variable compensation expenses. For further information regarding these measures, see the 1Q14 Results Presentation Slides.

Refer to “Results overview” in II – Operating and financial review – Core Results in our Annual Report 2013 for further information on Core Results.

Financial Report 1Q14

Financial Report 1Q14
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Abbreviations are explained in the List of abbreviations in the back of this report.

Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients, to ultra-high-net-worth and high-net worth individuals worldwide, as well as affluent and retail clients in Switzerland. Founded in 1856, today we have a global reach with operations in over 50 countries and 45,600 employees from approximately 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through our two divisions, which cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.

Private Banking & Wealth Management
Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. Our Wealth Management Clients business serves ultra-high-net-worth and high-net-worth individuals around the globe, as well as affluent and retail clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across diverse asset classes and investment styles, serving governments, institutions, corporations and individuals worldwide.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including pension funds and hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with Private Banking & Wealth Management to provide clients with customized financial solutions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management

Operating environment
Global economic activity was mixed in 1Q14. Major equity markets ended the quarter almost unchanged, volatility increased slightly driven by geopolitical concerns and government benchmark bond yields decreased. The performance of the US dollar against most major currencies was mixed in 1Q14.

Economic environment
The global economic environment showed some signs of softening in 1Q14, driven mainly by the US and China. The moderation in US economic growth appeared to be largely due to the negative effects of adverse weather conditions in January and February. Leading indicators in the US showed signs of an economic recovery in March, but employment growth and manufacturing production remained below the average of the preceding quarter. Chinese economic data was weaker than expected early in the quarter and leading indicators in China for March disappointed hopes of an economic rebound. The Chinese government announced stimulus measures aiming to achieve the official gross domestic product annual growth rate target of 7.5% for 2014. Eurozone economic data on the other hand, showed further improvement and leading indicators in Europe indicate that economic activity was rising again in France, which has lagged other large eurozone economies in recent months.
The US Federal Reserve (Fed) decided, at its meeting in March, to reduce the pace of its monthly asset purchases to USD 55 billion effective as of April 2014. In addition, it adjusted its forward guidance by linking the federal funds rate to a broad set of indicators instead of just the unemployment rate. The European Central Bank (ECB) left its main refinancing rate unchanged, but indicated that it would act if the medium-term outlook for inflation worsened. Responding to depreciation pressure on their currencies, the central banks of Turkey and Russia raised their policy rates substantially.
Major equity markets ended the quarter almost unchanged. Geopolitical concerns and a perceived crisis in emerging markets weighed on equities. Among developed markets, Japan performed the worst after a robust performance in 2013. Emerging markets continued to lag developed markets. Reflecting the risk averse climate in 1Q14, defensive sectors outperformed cyclical sectors, while utilities and healthcare sectors outperformed the market generally. The overall equity markets traded with slightly higher volatility for most of the quarter, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), while risk appetite, as measured by the Credit Suisse equity risk appetite index, declined. The Credit Suisse Hedge Fund Index increased 0.9% in 1Q14.

Geopolitical turmoil in Ukraine and concerns about Chinese economic growth significantly weighed on risk appetite, resulting in a decrease in 10-year benchmark bond yields in 1Q14 (refer to the charts “Yield curves”). In contrast, US dollar and British pound 2-year benchmark bond yields finished the first quarter slightly higher, reflecting expectations of further reductions in monetary stimulus activity. With a search for yield continuing, credit markets posted a good performance in 1Q14. Credit spreads tightened the most in the European high yield segment (refer to the chart “Credit spreads”). While emerging market sovereign spread performance was mixed, emerging market hard currency bonds recorded positive total returns in 1Q14.
US dollar performance in 1Q14 against most major currencies was mixed. The euro and British pound depreciated against the US dollar in January. However, continued softer US economic data, likely impacted by adverse weather conditions, weakened the US dollar in February and March. The Canadian dollar weakened as the Bank of Canada left open the possibility to cut interest rates. On the other hand, the Australian and New Zealand dollars appreciated as the Australian central bank became more restrictive and the New Zealand central bank began increasing interest rates. The euro was slightly weaker against the Swiss franc because of market expectations that the ECB could ease its monetary policy. In emerging markets, the People's Bank of China widened the daily trading range for the renminbi and allowed the currency to depreciate versus the US dollar.
Commodity markets had a good start into the year. The major commodity indices gained more than 4% during 1Q14, mainly driven by precious metals and agricultural markets. There were gold purchases due to increased geopolitical risks and, in agriculture, prices for soy, wheat and corn gained strongly due to adverse weather conditions in North America and Latin America. Prices for industrial metals and energy products had smaller increases. Both sectors benefited to some extent from the economic recovery in developed markets, but lagged other sectors due to the still weak growth momentum in emerging markets during 1Q14.

Market volumes (growth in %)
	Global		Europe
end of 1Q14	QoQ	YoY	QoQ	YoY
Equity trading volume [1]	20	17	20	19
Announced mergers and acquisitions [2]	3	24	(6)	13
Completed mergers and acquisitions [2]	(10)	(2)	(40)	(48)
Equity underwriting [2]	(22)	20	(26)	79
Debt underwriting [2]	13	(17)	25	(2)
Syndicated lending – investment grade [2]	(35)	3	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ.
2 Dealogic.

Sector environment
After strongly outperforming the broader market in the beginning of the quarter, European bank stocks increased 2% in 1Q14, slightly better than global equity markets as measured by the MSCI World index. North American bank stocks increased 5% (refer to the charts “Equity Markets”).
In private banking, clients maintained a cautious investment stance, with cash deposits remaining high despite the low interest rates. The low interest rate environment continued to adversely impact earnings. Although the Swiss National Bank (SNB) reiterated concerns about the build-up of imbalances in mortgage and real estate markets in Switzerland, Swiss mortgage rates remained at low levels. Overall the wealth management sector continued to adapt to further industry-specific regulatory changes.
For investment banking, global equity trading volumes increased compared to both 4Q13 and 1Q13, driven by higher volumes across European and US cash equities. Global announced mergers and acquisitions (M&A) volumes increased compared to 4Q13 and 1Q13. Global completed M&A volumes decreased compared to 4Q13 and was slightly lower versus 1Q13. Global equity underwriting volumes decreased versus 4Q13 but increased compared to 1Q13. Global debt underwriting volumes increased compared to 4Q13 and decreased versus 1Q13. US fixed income volumes decreased compared to 4Q13 with lower mortgage-backed volumes. Compared to 1Q13, weaker treasuries, federal agency and mortgage-backed volumes were partially offset by higher volumes of corporates.

Credit Suisse
In 1Q14, we recorded net income attributable to shareholders of CHF 859 million. Diluted earnings per share from continuing operations were CHF 0.47 and return on equity attributable to shareholders was 8.0%.
As of the end of 1Q14, our Basel III CET1 ratio was 14.3% and 10.0% on a look-through basis. Our risk-weighted assets increased 4% compared to 4Q13 to CHF 286.0 billion.

Results
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Statements of operations (CHF million)
Net revenues	6,829	6,139	7,089	11	(4)
Provision for credit losses	34	53	22	(36)	55
Compensation and benefits	2,993	2,807	2,991	7	0
General and administrative expenses	1,690	3,223	1,732	(48)	(2)
Commission expenses	369	389	470	(5)	(21)
Total other operating expenses	2,059	3,612	2,202	(43)	(6)
Total operating expenses	5,052	6,419	5,193	(21)	(3)
Income/(loss) from continuing operations before taxes	1,743	(333)	1,874	–	(7)
Income tax expense/(benefit)	543	(63)	499	–	9
Income/(loss) from continuing operations	1,200	(270)	1,375	–	(13)
Income/(loss) from discontinued operations	15	(2)	6	–	150
Net income/(loss)	1,215	(272)	1,381	–	(12)
Net income attributable to noncontrolling interests	356	204	78	75	356
Net income/(loss) attributable to shareholders	859	(476)	1,303	–	(34)
of which from continuing operations	844	(474)	1,297	–	(35)
of which from discontinued operations	15	(2)	6	–	150
Earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	0.47	(0.37)	0.76	–	(38)
Basic earnings/(loss) per share	0.48	(0.37)	0.76	–	(37)
Diluted earnings/(loss) per share from continuing operations	0.47	(0.37)	0.75	–	(37)
Diluted earnings/(loss) per share	0.48	(0.37)	0.75	–	(36)
Return on equity (%, annualized)
Return on equity attributable to shareholders	8.0	(4.5)	14.2	–	–
Return on tangible equity attributable to shareholders [1]	10.0	(5.6)	18.6	–	–
Number of employees (full-time equivalents)
Number of employees	45,600	46,000	46,900	(1)	(3)
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results
	Core Results			Noncontrolling interests without SEI			Credit Suisse
in	1Q14	4Q13	1Q13	1Q14	4Q13	1Q13	1Q14	4Q13	1Q13
Statements of operations (CHF million)
Net revenues	6,469	5,920	7,018	360	219	71	6,829	6,139	7,089
Provision for credit losses	34	53	22	0	0	0	34	53	22
Compensation and benefits	2,977	2,788	2,990	16	19	1	2,993	2,807	2,991
General and administrative expenses	1,689	3,219	1,731	1	4	1	1,690	3,223	1,732
Commission expenses	369	389	470	0	0	0	369	389	470
Total other operating expenses	2,058	3,608	2,201	1	4	1	2,059	3,612	2,202
Total operating expenses	5,035	6,396	5,191	17	23	2	5,052	6,419	5,193
Income/(loss) from continuing operations before taxes	1,400	(529)	1,805	343	196	69	1,743	(333)	1,874
Income tax expense/(benefit)	543	(63)	499	0	0	0	543	(63)	499
Income/(loss) from continuing operations	857	(466)	1,306	343	196	69	1,200	(270)	1,375
Income/(loss) from discontinued operations	15	(2)	6	0	0	0	15	(2)	6
Net income/(loss)	872	(468)	1,312	343	196	69	1,215	(272)	1,381
Net income attributable to noncontrolling interests	13	8	9	343	196	69	356	204	78
Net income/(loss) attributable to shareholders	859	(476)	1,303	–	–	–	859	(476)	1,303
of which from continuing operations	844	(474)	1,297	–	–	–	844	(474)	1,297
of which from discontinued operations	15	(2)	6	–	–	–	15	(2)	6
Statement of operations metrics (%)
Cost/income ratio	77.8	108.0	74.0	–	–	–	74.0	104.6	73.3
Pre-tax income margin	21.6	(8.9)	25.7	–	–	–	25.5	(5.4)	26.4
Effective tax rate	38.8	11.9	27.6	–	–	–	31.2	18.9	26.6
Net income margin [1]	13.3	(8.0)	18.6	–	–	–	12.6	(7.8)	18.4
1 Based on amounts attributable to shareholders.

Information and developments
Format of presentation and changes in reporting
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
As of January 1, 2013, the Basel Committee on Banking Supervision (BCBS) Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report.
References to Swiss leverage exposure refer to the aggregate of balance sheet assets, off-balance sheet exposures, consisting of guarantees and commitments, and regulatory adjustments, including cash collateral netting reversals and derivative add-ons.
> Refer to “Swiss leverage ratio” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Swiss capital metrics for further information.

In 4Q13, we created non-strategic units within our Private Banking & Wealth Management and Investment Banking divisions and separated non-strategic items in Corporate Center. Certain reclassifications have been made to prior periods to conform to the current presentation.
> Refer to “Introduction of non-strategic units” in II – Operating and financial review – Credit Suisse – Information and developments in the Credit Suisse Annual Report 2013 for further information.

Discontinued operations
The Private Banking & Wealth Management division completed the sale of our Customized Fund Investment Group (CFIG) business in January 2014, and in 4Q13 announced the sale of our domestic private banking business booked in Germany to ABN AMRO, which is expected to close in the course of 2014. These transactions qualify for discontinued operations treatment under US generally accepted principles (US GAAP), and revenues and expenses of these businesses and the relevant gains on disposal are classified as discontinued operations in the Group’s consolidated statements of operations. In the Private Banking & Wealth Management segment, the gains and expenses related to the business disposals are included in the segment’s non-strategic results. The reclassification of the revenues and expenses from the segment results to discontinued operations for reporting at the Group level is effected through the Corporate Center.

Credit Suisse results include revenues and expenses from the consolidation of certain private equity funds and other entities in which we have noncontrolling interests without significant economic interest (SEI) in such revenues and expenses. Core Results include the results of our two segments and the Corporate Center and discontinued operations, but do not include noncontrolling interests without SEI.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.

Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 1Q14, 47% and 32% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Private Banking & Wealth Management’s Asset Management business, specifically certain private equity investments. Total assets at fair value recorded as level 3 decreased by CHF 1.7 billion during 1Q14, primarily due to a decrease in other investments, partially offset by an increase in loans. The decrease in other investments primarily reflected net sales partially offset by realized and unrealized gains. The increase in loans primarily reflected net issuances.
Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 30.0 billion, compared to CHF 29.8 billion as of the end of 4Q13. As of the end of 1Q14, these assets comprised 4% of total assets and 8% of total assets measured at fair value, both adjusted on the same basis, unchanged from 4Q13.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2013 for further information.

Core Results
In 1Q14, we recorded net income attributable to shareholders of CHF 859 million. Net revenues were CHF 6,469 million and total operating expenses were CHF 5,035 million.
In our strategic businesses, we reported income from continuing operations before taxes of CHF 1,940 million and in our non-strategic businesses we reported a loss from continuing operations before taxes of CHF 540 million in 1Q14.

Core Results
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Statements of operations (CHF million)
Net interest income	2,183	1,742	1,801	25	21
Commissions and fees	3,276	3,430	3,254	(4)	1
Trading revenues	630	287	1,807	120	(65)
Other revenues	380	461	156	(18)	144
Net revenues	6,469	5,920	7,018	9	(8)
of which strategic results	6,553	6,038	7,018	9	(7)
of which non-strategic results	(84)	(118)	0	(29)	–
Provision for credit losses	34	53	22	(36)	55
Compensation and benefits	2,977	2,788	2,990	7	0
General and administrative expenses	1,689	3,219	1,731	(48)	(2)
Commission expenses	369	389	470	(5)	(21)
Total other operating expenses	2,058	3,608	2,201	(43)	(6)
Total operating expenses	5,035	6,396	5,191	(21)	(3)
of which strategic results	4,595	4,554	4,795	1	(4)
of which non-strategic results	440	1,842	396	(76)	11
Income/(loss) from continuing operations before taxes	1,400	(529)	1,805	–	(22)
of which strategic results	1,940	1,448	2,207	34	(12)
of which non-strategic results	(540)	(1,977)	(402)	(73)	34
Income tax expense/(benefit)	543	(63)	499	–	9
Income/(loss) from continuing operations	857	(466)	1,306	–	(34)
Income/(loss) from discontinued operations	15	(2)	6	–	150
Net income/(loss)	872	(468)	1,312	–	(34)
Net income attributable to noncontrolling interests	13	8	9	63	44
Net income/(loss) attributable to shareholders	859	(476)	1,303	–	(34)
of which strategic results	1,398	1,062	1,579	32	(11)
of which non-strategic results	(539)	(1,538)	(276)	(65)	95
Statement of operations metrics (%)
Return on capital [1]	14.4	–	18.2	–	–
Cost/income ratio	77.8	108.0	74.0	–	–
Pre-tax income margin	21.6	(8.9)	25.7	–	–
Effective tax rate	38.8	11.9	27.6	–	–
Net income margin [2]	13.3	(8.0)	18.6	–	–
Return on equity (%, annualized)
Return on equity – strategic results	13.9	10.6	18.6	–	–
Number of employees (full-time equivalents)
Number of employees	45,600	46,000	46,900	(1)	(3)
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 1Q14 and 4Q13, 25% in 1Q13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Based on amounts attributable to shareholders.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Core Results
in / end of	1Q14	4Q13	1Q13	1Q14	4Q13	1Q13	1Q14	4Q13	1Q13
Statements of operations (CHF million)
Net revenues	6,553	6,038	7,018	(84)	(118)	0	6,469	5,920	7,018
Provision for credit losses	18	36	16	16	17	6	34	53	22
Compensation and benefits	2,797	2,599	2,802	180	189	188	2,977	2,788	2,990
Total other operating expenses	1,798	1,955	1,993	260	1,653	208	2,058	3,608	2,201
Total operating expenses	4,595	4,554	4,795	440	1,842	396	5,035	6,396	5,191
Income/(loss) from continuing operations before taxes	1,940	1,448	2,207	(540)	(1,977)	(402)	1,400	(529)	1,805
Income tax expense/(benefit)	529	378	619	14	(441)	(120)	543	(63)	499
Income/(loss) from continuing operations	1,411	1,070	1,588	(554)	(1,536)	(282)	857	(466)	1,306
Income/(loss) from discontinued operations	0	0	0	15	(2)	6	15	(2)	6
Net income/(loss)	1,411	1,070	1,588	(539)	(1,538)	(276)	872	(468)	1,312
Net income attributable to noncontrolling interests	13	8	9	0	0	0	13	8	9
Net income/(loss) attributable to shareholders	1,398	1,062	1,579	(539)	(1,538)	(276)	859	(476)	1,303
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	255,697	242,475	262,941	23,997	23,628	26,745	279,694	266,103	289,686
Total assets	833,536	821,207	886,213	43,263	47,975	55,986	876,799	869,182	942,199
Swiss leverage exposure	1,050,957	1,031,316	1,170,436	88,660	99,289	117,144	1,139,617	1,130,605	1,287,580
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Results overview
Core Results net revenues of CHF 6,469 million decreased 8% compared to 1Q13.
In our strategic businesses, net revenues of CHF 6,553 million decreased 7% compared to 1Q13, with a decrease in Investment Banking and stable net revenues in Private Banking & Wealth Management. The decrease in Investment Banking was driven by weakness in rates and emerging markets, partially offset by strong performance in credit, securitized products and underwriting and advisory and solid equities results. Stable net revenues in Private Banking & Wealth Management reflected higher transaction- and performance based revenues and higher recurring commissions and fees, offset by lower net interest income and lower other revenues.
In our non-strategic businesses, we reported net revenue losses of CHF 84 million in 1Q14, compared to net revenues of zero in 1Q13. In Investment Banking we reported net revenue losses of CHF 147 million in 1Q14, compared to net revenue losses of CHF 72 million in 1Q13 as 1Q13 results reflected a gain of CHF 77 million from a sale in our real estate portfolio. A decrease in Private Banking & Wealth Management primarily reflected lower recurring commissions and fees due to the sale of non-strategic businesses during the course of 2013 and lower transaction- and performance-based revenues. Improved results in Corporate Center were primarily due to a cumulative translation adjustment loss of CHF 80 million from the sale of JO Hambro Investment Management (JO Hambro) in 1Q13 and a gain on sale of real estate of CHF 34 million in 1Q14.
> Refer to “Private Banking & Wealth Management”, “Investment Banking” and “Corporate Center” for further information.

Provision for credit losses of CHF 34 million in 1Q14 primarily reflected net provisions of CHF 33 million in Private Banking & Wealth Management.
Total operating expenses of CHF 5,035 million were down 3% compared to 1Q13, primarily reflecting 21% lower commission expenses and 2% lower general and administrative expenses. In strategic businesses, total operating expenses of CHF 4,595 million decreased 4% compared to 1Q13, mainly reflecting a 7% decrease in general and administrative expenses. In non-strategic businesses, total operating expenses of CHF 440 million increased 11% compared to 1Q13, primarily reflecting a 32% increase in general and administrative expenses.
Income tax expense of CHF 543 million recorded in 1Q14 reflected the impact of the geographical mix of results and the impact of a New York state tax law change which resulted in a decrease of related deferred tax assets of CHF 151 million. Overall, net deferred tax assets decreased CHF 535 million to CHF 5,256 million as of the end of 1Q14 compared to 4Q13. Deferred tax assets on net operating losses increased by CHF 56 million to CHF 1,436 million during 1Q14. The Core Results effective tax rate was 38.8% in 1Q14, compared to 11.9% in 4Q13. Excluding the impact resulting from the New York state tax law change, the Core Results effective tax rate for 1Q14 was 28.0%.
> Refer to “Note 21 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.

Core Results reporting by region
	in			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Net revenues (CHF million)
Switzerland	1,712	1,735	1,787	(1)	(4)
EMEA	1,473	1,225	1,946	20	(24)
Americas	2,624	2,457	2,550	7	3
Asia Pacific	847	680	940	25	(10)
Corporate Center	(187)	(177)	(205)	6	(9)
Net revenues	6,469	5,920	7,018	9	(8)
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	606	534	561	13	8
EMEA	111	(174)	599	–	(81)
Americas	848	(625)	669	–	27
Asia Pacific	274	125	352	119	(22)
Corporate Center	(439)	(389)	(376)	13	17
Income/(loss) from continuing operations before taxes	1,400	(529)	1,805	–	(22)
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management Clients and Corporate & Institutional Clients, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Asset Management, results are allocated based on the location of the investment advisors and sales teams. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled.

Cost savings and strategy implementation
We continued to adapt our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure. We target cost savings of CHF 3.8 billion by the end of 2014 and more than CHF 4.5 billion by the end of 2015. These targets are measured against our annualized 6M11 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses.
The majority of the expected future savings is expected to be realized from shared infrastructure and support services across the Group, mainly through the consolidation of fragmented and duplicate functions globally and the continued consolidation of IT applications and functions.
We have also targeted further savings within our two operating divisions. Within Private Banking & Wealth Management, we expect to deliver cost benefits from the creation of the integrated Private Banking & Wealth Management division, exiting a number of small non-strategic markets, repositioning select non-profitable onshore operations, rationalization of front office and support functions, including simplification of our operating platform, streamlining of the offshore affluent and Swiss client coverage model and from announced divestitures. Within Investment Banking, we expect to deliver cost benefits from the restructuring of our rates business, the initiatives already completed in 2012, from continuing to review and realize efficiencies across business lines and geographic regions and from continuing to refine our business mix and align resources with highest returning opportunities. We expect to incur approximately CHF 1.2 billion of costs associated with these measures during the remainder of 2014 and 2015.
We incurred CHF 62 million of business realignment costs and CHF 61 million of IT architecture simplification expenses associated with these measures in 1Q14.
> Refer to “Cost savings and strategy implementation” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2013 for further information.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component.
The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.
> Refer to “Compensation and benefits” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2013 for further information.

Personnel
Headcount at the end of 1Q14 was 45,600, down 400 from 4Q13 and down 1,300 from 1Q13. The decrease in 1Q14 reflected headcount reductions in Investment Banking and Private Banking & Wealth Management resulting from our cost efficiency initiatives, partly offset by contractor employee conversion. The changes in the segment headcount include a reallocation of 400 Shared Services employees from Investment Banking to Private Banking & Wealth Management in 1Q14. Prior periods have not been restated.

Number of employees by division
end of	1Q14	4Q13	1Q13
Number of employees by division (full-time equivalents)
Private Banking & Wealth Management	26,100	26,000	27,000
Investment Banking	19,200	19,700	19,600
Corporate Center	300	300	300
Number of employees	45,600	46,000	46,900

Key performance indicators
Our key performance indicators (KPIs) for the Group and for our Private Banking & Wealth Management and Investment Banking divisions reflect our strategic plan, the regulatory environment and the market cycle. Our stated KPIs are measured on the basis of reported results.
We believe the execution of our strategic initiatives including the run-off of non-strategic operations, will enable us achieve our targets over a three to five year period across market cycles.
> Refer to “Key performance indicators” in Private Banking & Wealth Management and Investment Banking results for further information on divisional KPIs.

Collaboration revenues
Collaboration revenues are calculated as the percentage of the Group’s net revenues represented by the aggregate collaboration revenues arising when more than one of the Group’s divisions participate in a transaction. Within the Private Banking & Wealth Management division, collaboration revenues include revenues arising from cross-selling and client referral activities between the Wealth Management Clients and Corporate & Institutional Clients businesses on the one hand and the Asset Management and the securities trading and sales businesses on the other hand.
> Refer to “Key performance indicators” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2013 for further information on key performance indicators including collaboration revenues.

Key performance indicators
Our KPIs are targets to be achieved over a three to five year period across market cycles. As such, year to date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process and may be revised to reflect our strategic plan, the regulatory environment and market and industry trends.

in / end of	Target	1Q14	2013	2012
Growth (%)
Collaboration revenues	18 - 20% of net revenues	15.9	17.7	18.6
Efficiency and performance (%)
Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	4.8	26.0	4.8
Total shareholder return of peer group [1,2]	–	(0.7)	26.7	49.2
Return on equity attributable to shareholders (annualized)	Above 15%	8.0	5.7	3.9
Core Results cost/income ratio	Below 70%	77.8	85.4	91.1
Capital (%)
Look-through CET1 ratio [3]	11%	10.0	10.0	–
1
Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period.

2
The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

3 Updated in 1Q14 from a previous target of a Look-through Swiss Core Capital ratio above 10%.

Overview of Core Results
	Private Banking & Wealth Management			Investment Banking			Corporate Center			Core Results					[1]	of which strategic results						of which non-strategic results
in / end of period	1Q14	4Q13	1Q13	1Q14	4Q13	1Q13	1Q14	4Q13	1Q13	1Q14		4Q13		1Q13		1Q14		4Q13		1Q13		1Q14	4Q13	1Q13
Statements of operations (CHF million)
Net revenues	3,240	3,429	3,278	3,416	2,668	3,945	(187)	(177)	(205)	6,469		5,920		7,018		6,553		6,038		7,018		(84)	(118)	0
Provision for credit losses	33	44	28	0	8	(6)	1	1	0	34		53		22		18		36		16		16	17	6
Compensation and benefits	1,290	1,314	1,379	1,521	1,355	1,485	166	119	126	2,977		2,788		2,990		2,797		2,599		2,802		180	189	188
General and administrative expenses	736	1,443	791	856	1,667	915	97	109	25	1,689		3,219		1,731		1,436		1,583		1,540		253	1,636	191
Commission expenses	169	204	199	212	202	251	(12)	(17)	20	369		389		470		362		372		453		7	17	17
Total other operating expenses	905	1,647	990	1,068	1,869	1,166	85	92	45	2,058		3,608		2,201		1,798		1,955		1,993		260	1,653	208
Total operating expenses	2,195	2,961	2,369	2,589	3,224	2,651	251	211	171	5,035		6,396		5,191		4,595		4,554		4,795		440	1,842	396
Income/(loss) from continuing operations before taxes	1,012	424	881	827	(564)	1,300	(439)	(389)	(376)	1,400		(529)		1,805		1,940		1,448		2,207		(540)	(1,977)	(402)
Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	543		(63)		499		529		378		619		14	(441)	(120)
Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	857		(466)		1,306		1,411		1,070		1,588		(554)	(1,536)	(282)
Income/(loss) from discontinued operations	–	–	–	–	–	–	–	–	–	15		(2)		6		0		0		0		15	(2)	6
Net income/(loss)	–	–	–	–	–	–	–	–	–	872		(468)		1,312		1,411		1,070		1,588		(539)	(1,538)	(276)
Net income attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	13		8		9		13		8		9		0	0	0
Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–	–	–	859		(476)		1,303		1,398		1,062		1,579		(539)	(1,538)	(276)
Statement of operations metrics (%)
Return on capital	32.3	13.9	29.8	13.8	–	20.4	–	–	–	14.4	[2]	–	[2]	18.2	[2]	21.8	[2]	16.5	[2]	24.7	[2]	–	–	–
Cost/income ratio	67.7	86.4	72.3	75.8	120.8	67.2	–	–	–	77.8		108.0		74.0		70.1		75.4		68.3		–	–	–
Pre-tax income margin	31.2	12.4	26.9	24.2	(21.1)	33.0	–	–	–	21.6		(8.9)		25.7		29.6		24.0		31.4		–	–	–
Effective tax rate	–	–	–	–	–	–	–	–	–	38.8		11.9		27.6		27.3		26.1		28.0		–	–	–
Net income margin	–	–	–	–	–	–	–	–	–	13.3		(8.0)		18.6		21.3		17.6		22.5		–	–	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [3]	99,730	94,395	98,321	164,065	156,402	172,808	15,899	15,306	18,557	279,694		266,103		289,686		255,697		242,475		262,941		23,997	23,628	26,745
Total assets	285,188	279,139	284,588	503,883	502,799	582,272	87,728	87,244	75,339	876,799		869,182		942,199		833,536		821,207		886,213		43,263	47,975	55,986
Swiss leverage exposure	328,281	324,483	336,843	725,507	722,500	891,763	85,829	83,622	58,974	1,139,617		1,130,605		1,287,580		1,050,957		1,031,316		1,170,436		88,660	99,289	117,144
Net loans	221,019	215,713	212,238	29,614	31,319	36,735	26	22	22	250,659		247,054		248,995		–		–		–		–	–	–
Goodwill	2,154	2,164	2,448	5,802	5,835	6,136	–	–	–	7,956		7,999		8,584		–		–		–		–	–	–
1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI.
2
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 1Q14 and 4Q13, 25% in 1Q13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

3 Represents risk-weighted assets on a fully phased-in "look-through" basis.

16 / 17

Private Banking & Wealth Management
In 1Q14, we reported income before taxes of CHF 1,012 million and net revenues of CHF 3,240 million.
In our strategic businesses, we reported income before taxes of CHF 965 million and net revenues of CHF 3,031 million. Net revenues were lower compared to 4Q13 mainly due to seasonally higher fourth-quarter transaction- and performance-based revenues and lower net interest income. Compared to 1Q13, income before taxes increased 28%, driven by lower operating expenses.
In our non-strategic businesses, we reported income before taxes of CHF 47 million. In 4Q13, we reported losses before taxes of CHF 624 million, reflecting substantial litigation provisions in connection with the US tax matter.
In 1Q14, assets under management for the division were CHF 1,292.5 billion and we attracted net new assets of CHF 13.7 billion.

Divisional results
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Statements of operations (CHF million)
Net revenues	3,240	3,429	3,278	(6)	(1)
of which strategic results	3,031	3,260	3,008	(7)	1
of which non-strategic results	209	169	270	24	(23)
Provision for credit losses	33	44	28	(25)	18
Compensation and benefits	1,290	1,314	1,379	(2)	(6)
General and administrative expenses	736	1,443	791	(49)	(7)
Commission expenses	169	204	199	(17)	(15)
Total other operating expenses	905	1,647	990	(45)	(9)
Total operating expenses	2,195	2,961	2,369	(26)	(7)
of which strategic results	2,049	2,185	2,229	(6)	(8)
of which non-strategic results	146	776	140	(81)	4
Income before taxes	1,012	424	881	139	15
of which strategic results	965	1,048	756	(8)	28
of which non-strategic results	47	(624)	125	–	(62)
Statement of operations metrics (%)
Return on capital [1]	32.3	13.9	29.8	–	–
Cost/income ratio	67.7	86.4	72.3	–	–
Pre-tax income margin	31.2	12.4	26.9	–	–
Utilized economic capital and return
Average utilized economic capital (CHF million)	9,392	9,504	9,877	(1)	(5)
Pre-tax return on average utilized economic capital (%) [2]	43.6	18.4	36.2	–	–
Assets under management (CHF billion)
Assets under management	1,292.5	1,282.4	1,311.6	0.8	(1.5)
Net new assets	13.7	4.4	12.0	211.4	14.2
Number of employees and relationship managers
Number of employees (full-time equivalents)	26,100	26,000	27,000	0	(3)
Number of relationship managers	4,410	4,330	4,530	2	(3)
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 1Q14 and 4Q13, 25% in 1Q13 and capital allocated on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Net revenue detail (CHF million)
Net interest income	979	1,058	1,045	(7)	(6)
Recurring commissions and fees	1,189	1,232	1,219	(3)	(2)
Transaction- and performance-based revenues	937	1,186	919	(21)	2
Other revenues [1]	135	(47)	95	–	42
Net revenues	3,240	3,429	3,278	(6)	(1)
Provision for credit losses (CHF million)
New provisions	53	76	52	(30)	2
Releases of provisions	(20)	(32)	(24)	(38)	(17)
Provision for credit losses	33	44	28	(25)	18
Balance sheet statistics (CHF million)
Net loans	221,019	215,713	212,238	2	4
of which Wealth Management Clients	154,095	149,728	147,782	3	4
of which Corporate & Institutional Clients	63,521	62,446	60,458	2	5
Deposits	292,687	288,770	282,422	1	4
of which Wealth Management Clients	208,750	208,210	207,744	0	0
of which Corporate & Institutional Clients	78,339	74,459	67,604	5	16
1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction.

Key performance indicators
We target a divisional cost/income ratio of 65% for the Private Banking & Wealth Management division. In 1Q14, the cost/income ratio was 67.7%, down five percentage points compared to 1Q13 and down nineteen percentage points compared to 4Q13. The cost/income ratio for our strategic results was 67.6% in 1Q14, down seven percentage points compared to 1Q13 and up one percentage point compared to 4Q13.
We also target net new assets growth of 6% for both the Wealth Management Clients and Asset Management businesses. In 1Q14, the annualized quarterly growth rates in Wealth Management Clients and Asset Management were 5.4% and 7.8%, respectively.
> Refer to “Key performance indicators” in Core Results for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Private Banking & Wealth Management
in / end of	1Q14	4Q13	1Q13	1Q14	4Q13	1Q13	1Q14	4Q13	1Q13
Statements of operations (CHF million)
Net revenues	3,031	3,260	3,008	209	169	270	3,240	3,429	3,278
Provision for credit losses	17	27	23	16	17	5	33	44	28
Compensation and benefits	1,225	1,242	1,307	65	72	72	1,290	1,314	1,379
Total other operating expenses	824	943	922	81	704	68	905	1,647	990
Total operating expenses	2,049	2,185	2,229	146	776	140	2,195	2,961	2,369
Income/(loss) before taxes	965	1,048	756	47	(624)	125	1,012	424	881
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	92,169	88,316	90,752	7,561	6,079	7,569	99,730	94,395	98,321
Total assets	267,332	258,447	261,165	17,856	20,692	23,423	285,188	279,139	284,588
Swiss leverage exposure	309,672	302,894	312,280	18,609	21,589	24,563	328,281	324,483	336,843

Strategic results

Overview
Our strategic results comprise businesses from Wealth Management Clients, Corporate & Institutional Clients and Asset Management.

1Q14 results
In 1Q14, our strategic businesses reported income before taxes of CHF 965 million and net revenues of CHF 3,031 million.
Net revenues were 7% lower compared to 4Q13 largely driven by significant seasonal performance fees in Asset Management in 4Q13. Compared to 1Q13, net revenues were stable with higher transaction- and performance-based revenues and slightly higher recurring commissions and fees, offset by lower net interest income and lower other revenues. Provision for credit losses was CHF 17 million on a net loan portfolio of CHF 217.6 billion. Total operating expenses were lower compared to both 4Q13 and 1Q13.

Strategic results
	in / end of					% change
	1Q14		4Q13		1Q13	QoQ	YoY
Statements of operations (CHF million)
Net interest income	963		1,038		1,019	(7)	(5)
Recurring commissions and fees	1,139		1,149		1,101	(1)	3
Transaction- and performance-based revenues	919		1,137		874	(19)	5
Other revenues	10		(64)		14	–	(29)
Net revenues	3,031		3,260		3,008	(7)	1
New provisions	36		58		47	(38)	(23)
Releases of provisions	(19)		(31)		(24)	(39)	(21)
Provision for credit losses	17		27		23	(37)	(26)
Compensation and benefits	1,225		1,242		1,307	(1)	(6)
General and administrative expenses	660		750		736	(12)	(10)
Commission expenses	164		193		186	(15)	(12)
Total other operating expenses	824		943		922	(13)	(11)
Total operating expenses	2,049		2,185		2,229	(6)	(8)
Income before taxes	965		1,048		756	(8)	28
of which Wealth Management Clients	578		466		454	24	27
of which Corporate & Institutional Clients	246		213		239	15	3
of which Asset Management	141		369		63	(62)	124
Statement of operations metrics (%)
Return on capital [1]	33.0		36.8		27.7	–	–
Cost/income ratio	67.6		67.0		74.1	–	–
Pre-tax income margin	31.8		32.1		25.1	–	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	92,169	[2]	88,316	[3]	90,752	4	2
Total assets	267,332		258,447		261,165	3	2
Swiss leverage exposure	309,672		302,894		312,280	2	(1)
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 1Q14 and 4Q13, 25% in 1Q13 and capital allocated on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Includes the impact from external methodology changes in operational risk of CHF 2.2 billion.
3 Includes the impact of an operational risk add-on of CHF 1.6 billion.
Results detail
The following provides a comparison of our 1Q14 strategic results versus 1Q13 (YoY) and versus 4Q13 (QoQ).

Net revenues
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees and fees for general banking products and services. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, foreign exchange fees from client transactions, performance-based fees related to assets under management and custody assets, trading and sales income, placement fees, equity participations income and other transaction-based income. Other revenues include investment-related gains and losses and equity participations and other gains and losses.

YoY: Stable at CHF 3,031 million
Net revenues were stable as higher transaction- and performance-based revenues and slightly higher recurring commissions and fees were offset by lower net interest income and lower other revenues. Transaction- and performance-based revenues were higher with higher carried interest on realized private equity gains and higher corporate advisory fees, partially offset by lower sales and trading income and lower foreign exchange client business. Slightly higher recurring commissions and fees reflected higher investment account and services fees, higher discretionary mandate management fees and higher banking services fees, partially offset by lower investment product management fees. In a low interest rate environment, net interest income was lower due to significantly lower deposit margins and stable loan margins on higher average deposit and loan volumes. Lower other revenues reflected lower investment-related gains.

QoQ: Down 7% from CHF 3,260 million to CHF 3,031 million
Lower net revenues primarily reflected significantly lower transaction- and performance-based revenues and lower net interest income, partially offset by higher other revenues. Significantly lower transaction- and performance-based revenues reflected seasonally higher performance fees in Asset Management in 4Q13, partially offset by higher brokerage and product issuing fees and higher sales and trading income in 1Q14. Lower net interest income reflected lower deposit margins on stable average deposit volumes and slightly higher loan margins on slightly higher average loan volumes. Higher other revenues mainly reflected an impairment related to Asset Management Finance LLC (AMF) in 4Q13. Stable recurring commissions and fees mainly reflected lower asset management fees and lower investment product management fees, offset by higher banking services fees and higher discretionary mandate management fees.

Provision for credit losses
The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.

YoY: Down 26% from CHF 23 million to CHF 17 million
Provision for credit losses decreased CHF 6 million. Wealth Management Clients recorded net provisions of CHF 16 million and Corporate & Institutional Clients recorded net provisions of CHF 1 million in 1Q14.

QoQ: Down 37% from CHF 27 million to CHF 17 million
Provision for credit losses was lower in Wealth Management Clients and lower in Corporate & Institutional Clients. In 4Q13, Wealth Management Clients recorded net provisions of CHF 18 million while Corporate & Institutional Clients recorded net provisions of CHF 9 million.

Operating expenses
Compensation and benefits
YoY: Down 6% from CHF 1,307 million to CHF 1,225 million
Lower compensation and benefits mainly reflected lower salary expenses, mostly as a result of the lower headcount.

QoQ: Stable at CHF 1,225 million
Slightly lower discretionary performance-related compensation and lower salary expenses were offset by slightly higher deferred compensation.

General and administrative expenses
YoY: Down 10% from CHF 736 million to CHF 660 million
Lower general and administrative expenses primarily reflected lower expense provisions and lower occupancy fees.

QoQ: Down 12% from CHF 750 million to CHF 660 million
Lower general and administrative expenses primarily reflected lower professional services fees, lower expense provisions and lower advertising and marketing costs.

Business developments
In April 2014, we entered into an agreement with the current head of Credit Suisse Hedging-Griffo Asset Management pursuant to which he will be the controlling shareholder of a new firm, Verde Asset Management, and we will be a minority shareholder. The new structure for this relationship follows a model adopted by our Asset Management business designed to strengthen its platform in Brazil. The transaction is subject to customary closing conditions and the approval of the change of management to Verde Asset Management by shareholders of the relevant funds managed by Credit Suisse Hedging-Griffo. The transaction is expected to close by year-end 2014.

Wealth Management Clients
Net revenues
Net interest income
YoY: Down 5% from CHF 746 million to CHF 706 million
Lower net interest income reflected the low interest environment, significantly lower deposit margins on slightly higher average deposit volumes and stable loan margins on higher average loan volumes and lower levels of deposits eligible as stable funding.

QoQ: Down 7% from CHF 760 million to CHF 706 million
Lower net interest income reflected lower deposit margins and slightly higher loan margins on stable average deposit and loan volumes.

Recurring commissions and fees
YoY: Up 2% from CHF 717 million to CHF 730 million
Recurring commissions and fees were slightly higher with higher investment account and services fees and higher discretionary mandate management fees, partially offset by lower investment product management fees, including lower retrocession revenues.

QoQ: Down 2% from CHF 742 million to CHF 730 million
Recurring commissions and fees were slightly lower with lower investment product management fees, partially offset by higher discretionary mandate management fees.

Transaction- and performance-based revenues
YoY: Up 2% from CHF 624 million to CHF 638 million
Transaction- and performance-based revenues increased slightly reflecting higher corporate advisory fees and higher placement and transaction fees, partially offset by lower foreign exchange client business.

QoQ: Up 15% from CHF 554 million to CHF 638 million
The increase in transaction- and performance-based revenues was driven by higher brokerage and product issuing fees and higher sales and trading revenues, partially offset by lower performance fees.

Results – Wealth Management Clients
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Statements of operations (CHF million)
Net revenues	2,074	2,056	2,087	1	(1)
Provision for credit losses	16	18	19	(11)	(16)
Total operating expenses	1,480	1,572	1,614	(6)	(8)
Income before taxes	578	466	454	24	27
Statement of operations metrics (%)
Cost/income ratio	71.4	76.5	77.3	–	–
Pre-tax income margin	27.9	22.7	21.8	–	–
Net revenue detail (CHF million)
Net interest income	706	760	746	(7)	(5)
Recurring commissions and fees	730	742	717	(2)	2
Transaction- and performance-based revenues	638	554	624	15	2
Net revenues	2,074	2,056	2,087	1	(1)
Gross and net margin (annualized) (bp)
Net interest income	35	38	38	–	–
Recurring commissions and fees	37	38	37	–	–
Transaction- and performance-based revenues	32	28	32	–	–
Gross margin [1]	104	104	107	–	–
Net margin [2]	29	23	23	–	–
Number of relationship managers
Switzerland	1,690	1,590	1,610	6	5
EMEA	1,150	1,180	1,290	(3)	(11)
Americas	560	560	630	0	(11)
Asia Pacific	460	440	430	5	7
Number of relationship managers	3,860	3,770	3,960	2	(3)
Beginning in 2Q13, fees collected in an agent role in connection with certain customized fund services we provide to clients where those fees are passed on directly to a third-party investment manager are now presented on a net basis per the applicable accounting standards. These fees were previously recorded on a gross basis as fee income and commission expense. Prior periods have been restated to conform to the current presentation.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Gross margin
Our gross margin was 104 basis points in 1Q14, three basis points lower compared to 1Q13, mainly reflecting a continued adverse interest rate environment. Compared to 4Q13, our gross margin was stable, with higher transaction- and performance-based revenues offset by lower net interest income.

Net margin
Our net margin was 29 basis points in 1Q14, six basis points higher compared to 1Q13 and 4Q13, reflecting a lower expense base.

Assets under management – Wealth Management Clients
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Assets under management by region (CHF billion)
Switzerland	280.2	270.9	262.0	3.4	6.9
EMEA	227.2	231.3	243.6	(1.8)	(6.7)
Americas	176.3	172.9	176.7	2.0	(0.2)
Asia Pacific	121.2	115.6	112.1	4.8	8.1
Assets under management	804.9	790.7	794.4	1.8	1.3
Average assets under management (CHF billion)
Average assets under management	797.4	793.3	778.6	0.5	2.4
Assets under management by currency (CHF billion)
USD	309.8	306.1	304.8	1.2	1.6
EUR	154.8	152.6	151.9	1.4	1.9
CHF	191.5	187.1	191.1	2.4	0.2
Other	148.8	144.9	146.6	2.7	1.5
Assets under management	804.9	790.7	794.4	1.8	1.3
Net new assets by region (CHF billion)
Switzerland	4.6	(1.4)	0.3	–	–
EMEA	(0.4)	(0.7)	1.2	(42.9)	–
Americas	1.5	1.1	1.6	36.4	(6.3)
Asia Pacific	4.9	2.7	2.6	81.5	88.5
Net new assets	10.6	1.7	5.7	–	86.0
Growth in assets under management (CHF billion)
Net new assets	10.6	1.7	5.7	–	–
Other effects	3.6	6.1	30.7	–	–
of which market movements	5.7	15.5	19.9	–	–
of which currency	(1.6)	(8.9)	13.3	–	–
of which other	(0.5)	(0.5)	(2.5)	–	–
Growth in assets under management	14.2	7.8	36.4	–	–
Growth in assets under management (annualized) (%)
Net new assets	5.4	0.9	3.0	–	–
Other effects	1.8	3.1	16.2	–	–
Growth in assets under management (annualized)	7.2	4.0	19.2	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.0	2.5	2.8	–	–
Other effects	(1.7)	1.8	6.0	–	–
Growth in assets under management (rolling four-quarter average)	1.3	4.3	8.8	–	–

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Down 6% from CHF 273 million to CHF 257 million
The decrease reflected significantly lower deposit margins on higher average deposit volumes, partially offset by higher loan margins on higher average loan volumes.

QoQ: Down 8% from CHF 278 million to CHF 257 million
The decrease reflected lower deposit margins on higher average deposit volumes and slightly higher loan margins on slightly higher average loan volumes.

Recurring commissions and fees
YoY: Up 10% from CHF 111 million to CHF 122 million
The increase in recurring commissions and fees primarily reflected higher banking services fees.

QoQ: Up 13% from CHF 108 million to CHF 122 million
The increase primarily reflected higher banking services fees, partially offset by lower investment account and services fees.

Transaction- and performance-based revenues
YoY: Down 3% from CHF 121 million to CHF 117 million
Slightly lower transaction- and performance-based revenues reflected lower sales and trading income and lower brokerage and product issuing fees, partially offset by higher foreign exchange client business.

QoQ: Up 15% from CHF 102 million to CHF 117 million
Higher transaction- and performance-based revenues reflected higher sales and trading revenues, higher brokerage and product issuing fees and higher corporate advisory fees.

Results – Corporate & Institutional Clients
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Statements of operations (CHF million)
Net revenues	492	485	500	1	(2)
Provision for credit losses	1	9	4	(89)	(75)
Total operating expenses	245	263	257	(7)	(5)
Income before taxes	246	213	239	15	3
Statement of operations metrics (%)
Cost/income ratio	49.8	54.2	51.4	–	–
Pre-tax income margin	50.0	43.9	47.8	–	–
Net revenue detail (CHF million)
Net interest income	257	278	273	(8)	(6)
Recurring commissions and fees	122	108	111	13	10
Transaction- and performance-based revenues	117	102	121	15	(3)
Other revenues [1]	(4)	(3)	(5)	33	(20)
Net revenues	492	485	500	1	(2)
Number of relationship managers
Number of relationship managers (Switzerland)	550	560	570	(2)	(4)
1 Reflects fair value gains/(losses) on the Clock Finance transaction.

Asset Management
Net revenues
Fee-based revenues
YoY: Up 13% from CHF 387 million to CHF 438 million
The increase reflected higher carried interest on realized private equity gains and higher asset management fees, partially offset by lower private equity placement fees. The higher asset management fees reflected higher average assets under management in alternative products.

QoQ: Down 43% from CHF 769 million to CHF 438 million
The decrease primarily reflected lower performance fees and carried interest and private equity placement fees. The decrease in performance fees primarily reflected annual performance fees from single manager hedge funds and semi-annual fees from Hedging-Griffo in 4Q13 and lower carried interest from realized private equity gains in 1Q14.

Investment-related gains/(losses)
YoY: Down 42% from CHF 33 million to CHF 19 million
1Q13 results reflected higher gains in hedge fund investments and the real estate sector.

QoQ: Stable at CHF 19 million
4Q13 and 1Q14 results primarily reflected gains in hedge fund investments.

Equity participations and other gains/(losses)
QoQ: Up from CHF (68) million to zero
In 4Q13, we recognized an impairment of CHF 68 million related to AMF.

Results – Asset Management
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Statements of operations (CHF million)
Net revenues	465	719	421	(35)	10
Provision for credit losses	0	0	0	–	–
Total operating expenses	324	350	358	(7)	(9)
Income before taxes	141	369	63	(62)	124
Statement of operations metrics (%)
Cost/income ratio	69.7	48.7	85.0	–	–
Pre-tax income margin	30.3	51.3	15.0	–	–
Net revenue detail (CHF million)
Recurring commissions and fees	287	299	273	(4)	5
Transaction- and performance-based revenues	164	481	129	(66)	27
Other revenues	14	(61)	19	–	(26)
Net revenues	465	719	421	(35)	10
Net revenue detail by type (CHF million)
Asset management fees	287	299	273	(4)	5
Placement, transaction and other fees	56	116	60	(52)	(7)
Performance fees and carried interest	80	342	44	(77)	82
Equity participations income	15	12	10	25	50
Fee-based revenues	438	769	387	(43)	13
Investment-related gains/(losses)	19	19	33	0	(42)
Equity participations and other gains/(losses)	0	(68)	0	100	–
Other revenues [1]	8	(1)	1	–	–
Net revenues	465	719	421	(35)	10
Fee-based margin on assets under management (annualized) (bp)
Fee-based margin [2]	49	87	46	–	–
1 Includes allocated funding costs.
2 Fee-based revenues divided by average assets under management.

Assets under management – Asset Management
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Assets under management (CHF billion)
Hedge funds	30.9	29.8	27.1	3.7	14.0
Private equity	0.7	0.6	0.4	16.7	75.0
Real estate & commodities	52.4	50.5	49.9	3.8	5.0
Credit	32.2	30.0	26.2	7.3	22.9
Index strategies	78.1	75.1	72.2	4.0	8.2
Multi-asset class solutions	105.6	104.0	108.8	1.5	(2.9)
Fixed income & equities	53.4	54.4	56.1	(1.8)	(4.8)
Other	10.1	7.9	6.3	27.8	60.3
Assets under management	363.4	352.3	347.0	3.2	4.7
Average assets under management (CHF billion)
Average assets under management	357.2	352.5	336.5	1.3	6.2
Assets under management by currency (CHF billion)
USD	78.1	74.9	69.1	4.3	13.0
EUR	51.2	50.5	49.1	1.4	4.3
CHF	200.7	196.4	197.8	2.2	1.5
Other	33.4	30.5	31.0	9.5	7.7
Assets under management	363.4	352.3	347.0	3.2	4.7
Growth in assets under management (CHF billion)
Net new assets [1]	6.9	(0.5)	8.5	–	–
Other effects	4.2	3.8	13.2	–	–
of which market movements	4.2	6.5	9.7	–	–
of which currency	(0.5)	(2.8)	3.5	–	–
of which other	0.5	0.1	0.0	–	–
Growth in assets under management	11.1	3.3	21.7	–	–
Growth in assets under management (annualized) (%)
Net new assets	7.8	(0.6)	10.5	–	–
Other effects	4.8	4.4	16.2	–	–
Growth in assets under management (annualized)	12.6	3.8	26.7	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.9	4.6	3.6	–	–
Other effects	0.8	3.7	6.5	–	–
Growth in assets under management (rolling four-quarter average)	4.7	8.3	10.1	–	–
Principal investments (CHF billion)
Principal investments	1.0	0.9	1.2	11.1	(16.7)
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Non-strategic results

Overview
Our non-strategic businesses for Private Banking & Wealth Management include positions relating to the restructuring of the former Asset Management division, run-off operations relating to our small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to the US tax matter, the impact of restructuring our German onshore operations, other smaller non-strategic positions formerly in our Corporate & Institutional Clients business and the run-off and active reduction of selected products.

1Q14 results
In 1Q14, our non-strategic businesses reported income before taxes of CHF 47 million, including an equity participation gain of CHF 91 million from the sale in January 2014 of CFIG, our private equity fund of funds and co-investment business. In 4Q13, our non-strategic businesses reported a loss before taxes of CHF 624 million, reflecting litigation provisions of CHF 600 million in connection with the US tax matter, including CHF 175 million in connection with the settlement with the SEC in February 2014.

Non-strategic results
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Statements of operations (CHF million)
Net revenues	209	169	270	24	(23)
Provision for credit losses	16	17	5	(6)	220
Compensation and benefits	65	72	72	(10)	(10)
Total other operating expenses	81	704	68	(88)	19
Total operating expenses	146	776	140	(81)	4
Income/(loss) before taxes	47	(624)	125	–	(62)
Revenue details (CHF million)
Restructuring of select onshore businesses	22	28	74	(21)	(70)
Legacy cross-border business and small markets	44	52	51	(15)	(14)
Restructuring of former Asset Management division	134	54	111	148	21
Other	9	35	34	(74)	(74)
Net revenues	209	169	270	24	(23)
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	7,561	6,079	7,569	24	0
Total assets	17,856	20,692	23,423	(14)	(24)
Swiss leverage exposure	18,609	21,589	24,563	(14)	(24)

Results detail
The following provides a comparison of our 1Q14 non-strategic results versus 1Q13 (YoY) and versus 4Q13 (QoQ).

Net revenues
YoY: Down 23% from CHF 270 million to CHF 209 million
The decrease in net revenues primarily reflected lower recurring commissions and fees due to the sale of non-strategic businesses during the course of 2013 and lower transaction- and performance-based revenues. Investment-related gains were also lower, partially offset by the equity participations gain of CHF 91 million from the sale of CFIG in January 2014.

QoQ: Up 24% from CHF 169 million to CHF 209 million
The increase mainly reflected the gain from the sale of CFIG in 1Q14, partially offset by lower recurring commissions and fees and lower transaction- and performance-based revenues from the sale of non-strategic businesses.

Operating expenses
YoY: Up 4% from CHF 140 million to CHF 146 million
Higher operating expenses reflected severance expenses related to a business sale that we expect to complete in the course of 2014, partially offset by lower expenses resulting from the sale of businesses during 2013.

QoQ: Down 81% from CHF 776 million to CHF 146 million
Lower operating expenses reflected the litigation provisions of CHF 600 million in connection with the US tax matter, costs related to the sale of former Asset Management businesses and a goodwill impairment of CHF 12 million resulting from the creation of the non-strategic reporting unit, all in 4Q13.

Business developments
On January 2, 2014, we completed the sale of CFIG to Grosvenor Capital Management.

In March 2014, we completed the spin-off of DLJ Merchant Banking Partners, our mid-market leveraged buyout business, for no consideration to aPriori Capital Partners L.P., an independent advisory firm established and controlled by members of the business’ management.

Assets under management

In 1Q14, assets under management of CHF 1,292.5 billion increased CHF 10.1 billion compared to the end of 4Q13, as positive market movements and net new assets were partially offset by structural effects, mostly arising from disposals of businesses in the non-strategic unit, and adverse foreign exchange-related movements.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 10.6 billion in 1Q14 with continued strong inflows from emerging markets, particularly in Asia Pacific, and Switzerland, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 0.4 billion in 1Q14. Asset Management reported net new assets of CHF 6.9 billion in 1Q14, driven by inflows in credit products and traditional products, with substantial contribution from index strategies, and partially offset by net asset outflows in fixed income products.
Assets under management in our non-strategic portfolio decreased to CHF 25.9 billion from CHF 44.4 billion in 4Q13 mainly as a result of the sale of CFIG.

Assets under management – Private Banking & Wealth Management
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Assets under management by business (CHF billion)
Wealth Management Clients	804.9	790.7	794.4	1.8	1.3
Corporate & Institutional Clients	254.4	250.0	238.7	1.8	6.6
Asset Management	363.4	352.3	347.0	3.2	4.7
Non-strategic	25.9	44.4	85.4	(41.7)	(69.7)
Assets managed across businesses [1]	(156.1)	(155.0)	(153.9)	0.7	1.4
Assets under management	1,292.5	1,282.4	1,311.6	0.8	(1.5)
Average assets under management (CHF billion)
Average assets under management	1,282.1	1,284.6	1,285.4	(0.2)	(0.3)
Net new assets by business (CHF billion)
Wealth Management Clients	10.6	1.7	5.7	–	86.0
Corporate & Institutional Clients	0.4	4.0	4.5	(90.0)	(91.1)
Asset Management	6.9	(0.5)	8.5	–	(18.8)
Non-strategic	(2.3)	(1.0)	(2.3)	130.0	0.0
Assets managed across businesses [1]	(1.9)	0.2	(4.4)	–	(56.8)
Net new assets	13.7	4.4	12.0	211.4	14.2
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and non-strategic businesses.

Investment Banking
In 1Q14, Investment Banking reported income before taxes of CHF 827 million and net revenues of CHF 3,416 million. Investment Banking delivered solid results amid a challenging market environment. In our strategic businesses, net revenues declined 11% compared to 1Q13 as strong performance in our credit, securitized products and underwriting and advisory and solid equities results were offset by significantly reduced first quarter seasonal contribution from rates and certain emerging markets than experienced in previous years. Compared to 4Q13, our strategic businesses delivered significantly improved revenues, reflecting seasonally stronger trading volumes and client activity in our fixed income and equities businesses which more than offset lower results in our underwriting and advisory franchises. In 1Q14, we made progress in winding-down the non-strategic unit, including reducing leverage exposure, risk-weighted assets and funding costs.

Divisional results
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Statements of operations (CHF million)
Net revenues	3,416	2,668	3,945	28	(13)
of which strategic results	3,563	2,795	4,017	27	(11)
of which non-strategic results	(147)	(127)	(72)	16	104
Provision for credit losses	0	8	(6)	(100)	100
Compensation and benefits	1,521	1,355	1,485	12	2
General and administrative expenses	856	1,667	915	(49)	(6)
Commission expenses	212	202	251	5	(16)
Total other operating expenses	1,068	1,869	1,166	(43)	(8)
Total operating expenses	2,589	3,224	2,651	(20)	(2)
of which strategic results	2,439	2,319	2,477	5	(2)
of which non-strategic results	150	905	174	(83)	(14)
Income/(loss) before taxes	827	(564)	1,300	–	(36)
of which strategic results	1,124	468	1,547	140	(27)
of which non-strategic results	(297)	(1,032)	(247)	(71)	20
Statement of operations metrics (%)
Return on capital [1]	13.8	–	20.4	–	–
Cost/income ratio	75.8	120.8	67.2	–	–
Pre-tax income margin	24.2	(21.1)	33.0	–	–
Utilized economic capital and return
Average utilized economic capital (CHF million)	20,225	19,469	19,249	4	5
Pre-tax return on average utilized economic capital (%) [2]	16.9	(11.1)	27.6	–	–
Number of employees (full-time equivalents)
Number of employees	19,200	19,700	19,600	(3)	(2)
1
Calculated using income after tax denominated in USD; assumes tax rate of 30% in 1Q14 and 4Q13, 25% in 1Q13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Net revenue detail (CHF million)
Debt underwriting	468	482	461	(3)	2
Equity underwriting	183	273	157	(33)	17
Total underwriting	651	755	618	(14)	5
Advisory and other fees	180	194	145	(7)	24
Total underwriting and advisory	831	949	763	(12)	9
Fixed income sales and trading	1,489	746	1,987	100	(25)
Equity sales and trading	1,201	1,050	1,297	14	(7)
Total sales and trading	2,690	1,796	3,284	50	(18)
Other	(105)	(77)	(102)	36	3
Net revenues	3,416	2,668	3,945	28	(13)
Average one-day, 98% risk management Value-at-Risk (CHF million)
Interest rate	12	12	23	0	(48)
Credit spread	31	33	38	(6)	(18)
Foreign exchange	11	9	8	22	38
Commodity	3	2	2	50	50
Equity	19	17	17	12	12
Diversification benefit	(35)	(33)	(48)	6	(27)
Average one-day, 98% risk management Value-at-Risk	41	40	40	2	2

Key performance indicators
We target a divisional cost/income ratio of 70% for the Investment Banking division. The cost/income ratio was 75.8% in 1Q14, compared to 120.8% in 4Q13 and 67.2% in 1Q13. The cost/income ratio for our strategic results was 68.5% in 1Q14 compared to 83.0% in 4Q13 and 61.7% in 1Q13.
> Refer to “Key performance indicators” in Core Results for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Investment Banking
in / end of	1Q14	4Q13	1Q13	1Q14	4Q13	1Q13	1Q14	4Q13	1Q13
Statements of operations (CHF million)
Net revenues	3,563	2,795	4,017	(147)	(127)	(72)	3,416	2,668	3,945
Provision for credit losses	0	8	(7)	0	0	1	0	8	(6)
Compensation and benefits	1,495	1,335	1,459	26	20	26	1,521	1,355	1,485
Total other operating expenses	944	984	1,018	124	885	148	1,068	1,869	1,166
Total operating expenses	2,439	2,319	2,477	150	905	174	2,589	3,224	2,651
Income/(loss) before taxes	1,124	468	1,547	(297)	(1,032)	(247)	827	(564)	1,300
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	147,629	138,853	153,632	16,436	17,549	19,176	164,065	156,402	172,808
Risk-weighted assets – Basel III (USD)	167,124	156,041	162,239	18,607	19,721	20,250	185,731	175,762	182,489
Total assets	478,476	475,516	549,709	25,407	27,283	32,563	503,883	502,799	582,272
Swiss leverage exposure	655,456	644,800	799,182	70,051	77,700	92,581	725,507	722,500	891,763

Strategic results

OVERVIEW
In 1Q14, our strategic businesses reported income before taxes of CHF 1,124 million and net revenues of CHF 3,563 million.
Fixed income sales and trading revenues declined significantly from 1Q13, driven by substantially reduced client activity and challenging trading conditions in our global macro products and emerging markets businesses. Revenues increased significantly compared to 4Q13 due to a seasonal increase in client activity, resulting in higher revenues across most of our fixed income businesses.
Equities sales and trading revenues were solid, albeit lower than 1Q13, reflecting lower cash equities and systematic market making revenues, partially offset by higher derivatives revenues. Revenues increased compared to 4Q13, reflecting higher results in derivatives and prime services.
Underwriting and advisory results were higher compared to 1Q13, driven by market share gains. Revenues decreased compared to 4Q13, driven by lower equity underwriting and advisory results reflecting lower industry activity.
Results in 1Q14 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which negatively impacted revenues and favorably impacted expenses. Compared to 1Q13, revenues decreased 11% and total operating expenses decreased 2% in Swiss francs while revenues declined 8% and total operating expenses increased 3% in US dollars. Compared to 4Q13, revenues were up 27% and total operating expenses were up 5% in Swiss francs while revenues increased 29% and total operating expenses increased 6% in US dollars.
As of the end of 1Q14, we reported risk-weighted assets under Basel III of USD 167 billion, up USD 11 billion from 4Q13, reflecting increases of USD 6 billion from external methodology changes (externally prescribed regulatory changes) and USD 5 billion from internal methodology changes and model and parameter updates. Additionally, we reported Swiss leverage exposure in our strategic businesses of USD 742 billion, reflecting a modest increase from 4Q13 due to seasonal market activity in equities and increased commitments in credit.

Strategic results
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Statements of operations (CHF million)
Debt underwriting	468	483	461	(3)	2
Equity underwriting	183	274	157	(33)	17
Total underwriting	651	757	618	(14)	5
Advisory and other fees	180	194	145	(7)	24
Total underwriting and advisory	831	951	763	(13)	9
Fixed income sales and trading	1,609	808	2,028	99	(21)
Equity sales and trading	1,207	1,070	1,316	13	(8)
Total sales and trading	2,816	1,878	3,344	50	(16)
Other	(84)	(34)	(90)	147	(7)
Net revenues	3,563	2,795	4,017	27	(11)
Provision for credit losses	0	8	(7)	(100)	100
Compensation and benefits	1,495	1,335	1,459	12	2
General and administrative expenses	735	790	776	(7)	(5)
Commission expenses	209	194	242	8	(14)
Total other operating expenses	944	984	1,018	(4)	(7)
Total operating expenses	2,439	2,319	2,477	5	(2)
Income before taxes	1,124	468	1,547	140	(27)
Statement of operations metrics (%)
Return on capital [1]	20.9	8.8	27.5	–	–
Cost/income ratio	68.5	83.0	61.7	–	–
Pre-tax income margin	31.5	16.7	38.5	–	–
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	147,629	138,853	153,632	6	(4)
Risk-weighted assets – Basel III (USD)	167,124	156,041	162,239	7	3
Total assets	478,476	475,516	549,709	1	(13)
Swiss leverage exposure	655,456	644,800	799,182	2	(18)
1
Calculated using income after tax denominated in USD; assumes tax rate of 30% in 1Q14 and 4Q13, 25% in 1Q13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

The following provides a comparison of our strategic 1Q14 results versus 1Q13 (YoY) and versus 4Q13 (QoQ).

Net revenues
Debt underwriting
YoY: Up 2% from CHF 461 million to CHF 468 million
The increase was primarily due to strong results in leveraged finance as high yield market share gains more than offset lower global high yield industry-wide issuance volumes. Results reflected weak structured lending performance in emerging markets as origination activity was adversely impacted by widening credit spreads. We also had lower investment grade revenues.

QoQ: Down 3% from CHF 483 million to CHF 468 million
The increase was driven by higher revenues from leveraged finance reflecting market share gains and increased high yield industry volumes. The increase was partially offset by lower investment grade revenues and lower structured lending results in emerging markets.

Equity underwriting
YoY: Up 17% from CHF 157 million to CHF 183 million
The increase reflected significantly higher revenues from IPOs driven by substantially higher industry volumes and higher market share in Europe Middle East and Africa (EMEA) and Asia Pacific. We also had higher results from follow-on offerings reflecting market share gains in the Americas. Additionally, we had improved convertibles results driven by higher market share which more than offset lower industry-wide issuance activity.

QoQ: Down 33% from CHF 274 million to CHF 183 million
The declines in revenues primarily reflected strong performance in 4Q13. Revenues from initial public offerings (IPOs) were substantially lower, as stable market share was more than offset by significantly lower industry volumes. Additionally, we had significantly weaker results from follow-on offerings and lower convertibles revenues as higher market share was more than offset by substantially lower industry volumes for both products.

Advisory and other fees
YoY: Up 24% from CHF 145 million to CHF 180 million
Revenues increased primarily due to higher M&A fees driven by strong performance in the Americas, as significantly higher completed M&A volumes and an increase in the Americas M&A fee pool more than offset decreased completed M&A market share in the region.

QoQ: Down 7% from CHF 194 million to CHF 180 million
The decrease was driven by seasonally lower M&A fees as market share gains were more than offset by lower global industry-wide completed M&A volumes.

Fixed income sales and trading
YoY: Down 21% from CHF 2,028 million to CHF 1,609 million
Fixed income revenues declined significantly driven by reduced first quarter seasonal contribution from rates and certain emerging markets, resulting in difficult trading conditions during the quarter. Substantially weaker results in global macro products reflected lower revenues across rates, foreign exchange and commodities. Foreign exchange revenues declined, driven by challenging market conditions in emerging markets and following strong results in 1Q13 due to quantitative easing in Japan. Rates revenues were negatively impacted by a regulatory-driven shift in the market structure towards electronic trading and clearing and uncertainty regarding market direction leading to muted client activity. We also had significantly lower revenues from emerging markets compared to a strong 1Q13 result due to weaker trading performance in Latin America and EMEA while Asia remained strong. Corporate lending revenues also declined. The decreases were partially offset by strong results in securitized products driven by higher client activity in non-agency securities and mortgage servicing and market share gains in asset finance. We also had higher global credit products revenues reflecting our market-leading leveraged finance franchise.

QoQ: Up 99% from CHF 808 million to CHF 1,609 million
Revenues increased significantly as a seasonal increase in client activity resulted in higher results across most of our fixed income businesses. We had substantially higher revenues in global credit products, primarily driven by strong leveraged finance results and higher investment grade performance, both reflecting strong secondary trading activity. We also had significantly higher securitized products revenues driven by increased client trading activity in non-agency and agency securities. In addition, global macro products revenues improved significantly, primarily driven by higher rates results. Emerging markets revenues also increased, driven by higher origination activity reflecting more favorable market conditions, and improved trading revenues in Asia.

Equity sales and trading
YoY: Down 8% from CHF 1,316 million to CHF 1,207 million
The decrease was primarily due to lower cash equities and systematic market making. The decrease in cash equities revenues reflected unfavorable trading conditions in Latin America partially offset by commission growth in the US and Europe. Systematic market making decreased due to less favorable trading conditions compared to 1Q13, which included the positive impact of quantitative easing in Japan. The revenue declines were partially offset by higher derivatives revenue reflecting increased client flows across products and regions. Prime services revenues also increased reflecting continued market leadership, growth in client balances and increased client activity in Europe.

QoQ: Up 13% from CHF 1,070 million to CHF 1,207 million
The increase was due to significantly stronger derivatives results driven by seasonally higher market volumes. We had higher results in prime services reflecting higher client balances and improved performance in convertibles. Cash equities revenues were down as strong client activity in most regions was more than offset by difficult trading conditions in Latin America.

Operating expenses
Compensation and benefits
YoY: Up 2% from CHF 1,459 million to CHF 1,495 million
Compensation and benefits expense increased slightly as lower salaries, reflecting lower headcount, were offset by higher deferred compensation expense from prior year awards and higher discretionary compensation expense.

QoQ: Up 12% from CHF 1,335 million to CHF 1,495 million
The increase was primarily due to higher deferred compensation expense from prior year awards and higher discretionary compensation expense.

General and administrative expenses
YoY: Down 5% from CHF 776 million to CHF 735 million
The decrease was primarily driven by lower technology costs and lower litigation provisions.

QoQ: Down 7% from CHF 790 million to CHF 735 million
The increase was primarily driven by lower technology costs and other professional fees.

Non-strategic results

Overview
Non-strategic results for Investment Banking include the fixed income wind-down portfolio, legacy rates business, primarily non-exchange-cleared instruments and capital-intensive structured positions, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions.
In 1Q14, we continued to make progress on the wind-down strategy in the non-strategic unit. We reported a loss before taxes of CHF 297 million and net revenue losses of CHF 147 million. We had higher net revenue losses, as 1Q13 results reflected a gain of CHF 77 million from a sale in our real estate portfolio. Performance also reflected improved funding costs from portfolio management of both our legacy debt instruments and trading assets. Total operating expenses decreased compared to 1Q13 and 4Q13, driven by substantially lower litigation provisions.
As of the end of 1Q14, we reported risk-weighted assets under Basel III of USD 19 billion, down USD 1 billion from 4Q13, with decreases of USD 3 billion from business reductions partially offset by increases of USD 2 billion from external methodology changes. This compares to our risk-weighted assets target of USD 6 billion by year-end 2015. Additionally, we reported Swiss leverage exposure of USD 79 billion, a reduction of USD 8 billion, or 9% from 4Q13. This compares to our target of USD 24 billion in Swiss leverage exposure by year-end 2015.

Non-strategic results
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Statements of operations (CHF million)
Net revenues	(147)	(127)	(72)	16	104
Provision for credit losses	0	0	1	–	(100)
Compensation and benefits	26	20	26	30	0
Total other operating expenses	124	885	148	(86)	(16)
of which litigation	65	842	100	(92)	(35)
Total operating expenses	150	905	174	(83)	(14)
Income/(loss) before taxes	(297)	(1,032)	(247)	(71)	20
Revenue details (CHF million)
Fixed income wind-down	(55)	60	6	–	–
Legacy rates business	(26)	(1)	28	–	–
Legacy funding costs	(46)	(93)	(96)	(51)	(52)
Other	(20)	(93)	(10)	(78)	100
Net revenues	(147)	(127)	(72)	16	104
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	16,436	17,549	19,176	(6)	(14)
Risk-weighted assets – Basel III (USD)	18,607	19,721	20,250	(6)	(8)
Total assets	25,407	27,283	32,563	(7)	(22)
Swiss leverage exposure	70,051	77,700	92,581	(10)	(24)

The following provides a comparison of our non-strategic 1Q14 results versus 1Q13 (YoY) and versus 4Q13 (QoQ).

Net revenues
YoY: Down 104% from CHF (72) million to CHF (147) million
Net revenue losses in our fixed income wind-down portfolio increased as 1Q13 results included a gain of CHF 77 million from a sale in our real estate finance legacy portfolio. We also incurred higher net revenue losses in our legacy rates business reflecting valuation gains in 1Q13. Increased net revenue losses were partially offset by significantly lower funding costs reflecting portfolio management of both our legacy debt instruments and trading assets. At the end of the quarter, risk-weighted assets under Basel III totaled USD 19 billion, down USD 1 billion from 1Q13.

QoQ: Down 16% from CHF (127) million to CHF (147) million
Results reflected increased net revenue losses as 4Q13 revenues included significant valuation gains. Increased net revenue losses were partially offset by significantly lower funding costs, reflecting portfolio management of both our legacy debt instruments and trading assets. At the end of the quarter, risk-weighted assets under Basel III totaled USD 19 billion, down USD 1 billion from 4Q13.

Total operating expenses
YoY: Down 14% from CHF 174 million to CHF 150 million
The decrease was driven by lower litigation provisions.

QoQ: Down 83% from CHF 905 million to CHF 150 million
The decrease was driven by substantially lower litigation provisions as 4Q13 included mortgage-related matters of CHF 806 million.

Corporate Center
In 1Q14, we recorded a loss before taxes of CHF 439 million, primarily reflecting fair value losses from movements in own credit spreads, business realignment costs and IT architecture simplification expenses. These negative impacts were partially offset by gains from the sale of real estate.

Results overview
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Corporate Center separately presents non-strategic items, which management does not consider representative of our core performance. Such items include the valuation impacts from movements in credit spreads on our own liabilities carried at fair value, certain business realignment costs, IT architecture simplification expenses, certain litigation provisions, business wind-down costs and impairments not included in the divisional non-strategic units and legacy funding costs associated with non-Basel III compliant debt instruments not included in the results of the Investment Banking non-strategic unit.
In 1Q14, losses before taxes of CHF 439 million increased 17% compared to 1Q13, mainly reflecting IT architecture simplification expenses of CHF 61 million in 1Q14, higher fair value losses from movements in own credit spreads of CHF 120 million in 1Q14 compared to CHF 80 million in 1Q13, as well as higher reclassifications to discontinued operations of CHF 56 million in 1Q14 compared to CHF 17 million in 1Q13. Fair value losses of CHF 92 million on own long-term vanilla debt reflected the narrowing of credit spreads on senior and subordinated debt across most currencies. The higher losses in 1Q14 results were partly offset by a cumulative translation adjustment loss of CHF 80 million from the sale of JO Hambro in 1Q13, gains on sale of real estate of CHF 34 million in 1Q14 and lower realignment costs of CHF 62 million in 1Q14 compared to CHF 92 million in 1Q13.

Corporate Center results
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Statements of operations (CHF million)
Net revenues	(187)	(177)	(205)	6	(9)
Provision for credit losses	1	1	0	0	–
Compensation and benefits	166	119	126	39	32
General and administrative expenses	97	109	25	(11)	288
Commission expenses	(12)	(17)	20	(29)	–
Total other operating expenses	85	92	45	(8)	89
Total operating expenses	251	211	171	19	47
Loss before taxes	(439)	(389)	(376)	13	17
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	15,899	15,306	18,557	4	(14)
Total assets	87,728	87,244	75,339	1	16
Swiss leverage exposure	85,829	83,622	58,974	3	46
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Strategic and Non-strategic results
	Strategic results			Non-strategic results			Corporate Center
in	1Q14	4Q13	1Q13	1Q14	4Q13	1Q13	1Q14	4Q13	1Q13
Statements of operations (CHF million)
Net revenues	(41)	(17)	(7)	(146)	(160)	(198)	(187)	(177)	(205)
Provision for credit losses	1	1	0	0	0	0	1	1	0
Compensation and benefits	77	22	36	89	97	90	166	119	126
Total other operating expenses	30	28	53	55	64	(8)	85	92	45
Total operating expenses	107	50	89	144	161	82	251	211	171
Income/(loss) before taxes	(149)	(68)	(96)	(290)	(321)	(280)	(439)	(389)	(376)

Corporate Center – non-strategic results
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Statements of operations (CHF million)
Net revenues	(146)	(160)	(198)	(9)	(26)
Provision for credit losses	0	0	0	–	–
Total operating expenses	144	161	82	(11)	76
Income/(loss) before taxes	(290)	(321)	(280)	(10)	4
of which fair value impact from movements in own credit spreads	(120)	(202)	(80)	(41)	50
of which realignment costs [1]	(62)	(131)	(92)	(53)	(33)
of which IT architecture simplification expenses	(61)	(69)	–	(12)	–
of which real estate sales	34	68	–	(50)	–
of which legacy funding costs [2]	(6)	6	(21)	–	(71)
of which reclassifications to discontinued operations [3]	(56)	5	(17)	–	229
of which other non-strategic items	(19)	2	(70)	–	(73)
1 Business realignment costs relating to divisional realignment costs are prospectively presented in the relevant divisional non-strategic results beginning in 4Q13.
2 Represents legacy funding costs associated with non-Basel III compliant debt instruments.
3
Includes reclassifications to discontinued operations of revenues and expenses arising from the sale of ETF, secondary private equity and CFIG businesses and the announced sale of domestic private banking business booked in Germany.

Impact from movements in own credit spreads
Our Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and debit valuation adjustments (DVA) relating to certain structured notes liabilities carried at fair value. Our Core Results are also impacted by fair value gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). These fair value gains/(losses) are recorded in the Corporate Center.

in	1Q14	4Q13	1Q13
Impact from movements in own credit spreads (CHF million)
Fair value gains/(losses) from movements in own credit spreads	(120)	(202)	(80)
of which fair value gains/(losses) on own long-term vanilla debt	(92)	(180)	(37)
of which fair value gains/(losses) from DVA on structured notes	(4)	(69)	(41)
of which fair value gains/(losses) on stand-alone derivatives	(24)	47	(2)

Assets under management
We had net asset inflows from continuing operations of CHF 14.7 billion during 1Q14 and assets under management from continuing operations of CHF 1,281.1 billion as of the end of 1Q14.

Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic business are reported in each applicable business and eliminated at the divisional level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Assets under management from continuing operations of CHF 1,281.1 billion increased CHF 27.7 billion or 2.2% compared to the end of 4Q13, as positive market movements and net new assets were partially offset by structural effects, mostly arising from disposals of businesses in the non-strategic unit, and adverse foreign exchange-related movements. Compared to the end of 1Q13, assets under management from continuing operations were CHF 22.5 billion higher, reflecting positive market movements and net new assets of CHF 36.4 billion, partially offset primarily by adverse foreign exchange-related movements.
> Refer to “Private Banking & Wealth Management” in I – Credit Suisse results and “Note 37 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information.

Assets under management and client assets
	end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Assets under management (CHF billion)
Wealth Management Clients	804.9	790.7	794.4	1.8	1.3
Corporate & Institutional Clients	254.4	250.0	238.7	1.8	6.6
Asset Management [1]	363.4	352.3	347.0	3.2	4.7
Non-strategic	25.9	44.4	85.4	(41.7)	(69.7)
Assets managed across businesses [2]	(156.1)	(155.0)	(153.9)	0.7	1.4
Assets under management	1,292.5	1,282.4	1,311.6	0.8	(1.5)
of which continuing operations	1,281.1	1,253.4	1,258.6	2.2	1.8
of which discontinued operations	11.4	29.0	53.0	(60.7)	(78.5)
Assets under management from continuing operations	1,281.1	1,253.4	1,258.6	2.2	1.8
of which discretionary assets	410.7	397.6	388.1	3.3	5.8
of which advisory assets	870.4	855.8	870.5	1.7	0.0
Client assets (CHF billion)
Wealth Management Clients	917.8	904.5	913.5	1.5	0.5
Corporate & Institutional Clients	362.8	353.3	341.2	2.7	6.3
Asset Management [1]	363.4	352.3	347.0	3.2	4.7
Non-strategic	32.4	51.8	88.8	(37.5)	(63.5)
Assets managed across businesses [2]	(156.1)	(155.0)	(153.9)	0.7	1.4
Client Assets	1,520.3	1,506.9	1,536.6	0.9	(1.1)
of which continuing operations	1,508.5	1,477.5	1,483.2	2.1	1.7
of which discontinued operations	11.8	29.4	53.4	(59.9)	(77.9)
1 Excludes our portion of assets under management from our former investment in Aberdeen.
2 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.

Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
We recorded net new assets from continuing operations of CHF 14.7 billion in 1Q14.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 10.6 billion in 1Q14 with continued strong inflows from emerging markets, particularly in Asia Pacific, and Switzerland, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 0.4 billion in 1Q14. Asset Management reported net new assets of CHF 6.9 billion in 1Q14, driven by inflows in credit products and traditional products, with substantial contribution from index strategies, and partially offset by net asset outflows in fixed income products. In our non-strategic portfolio, net asset outflows of CHF 2.3 billion reflected our exit of certain businesses, of which CHF 1.0 billion were classified as discontinued operations.

Growth in assets under management
in	1Q14	4Q13	1Q13
Growth in assets under management (CHF billion)
Net new assets from continuing operations	14.7	4.2	14.4
Net new assets from discontinued operations	(1.0)	0.2	(2.4)
Net new assets	13.7	4.4	12.0
of which Wealth Management Clients	10.6	1.7	5.7
of which Corporate & Institutional Clients	0.4	4.0	4.5
of which Asset Management [1]	6.9	(0.5)	8.5
of which non-strategic	(2.3)	(1.0)	(2.3)
of which assets managed across businesses [2]	(1.9)	0.2	(4.4)
Other effects from continuing operations	13.0	9.9	46.4
Other effects from discontinued operations	(16.6)	(0.1)	2.4
Other effects	(3.6)	9.8	48.8
of which Wealth Management Clients	3.6	6.1	30.7
of which Corporate & Institutional Clients	4.0	4.9	10.4
of which Asset Management	4.2	3.8	13.2
of which non-strategic	(16.2)	(3.3)	3.0
of which assets managed across businesses [2]	0.8	(1.7)	(8.5)
Growth in assets under management from continuing operations	27.7	14.1	60.8
Growth in assets under management from discontinued operations	(17.6)	0.1	0.0
Growth in assets under management	10.1	14.2	60.8
of which Wealth Management Clients	14.2	7.8	36.4
of which Corporate & Institutional Clients	4.4	8.9	14.9
of which Asset Management [1]	11.1	3.3	21.7
of which non-strategic	(18.5)	(4.3)	0.7
of which assets managed across businesses [2]	(1.1)	(1.5)	(12.9)

Growth in assets under management (continued)
in	1Q14	4Q13	1Q13
Growth in assets under management (annualized) (%)
Net new assets from continuing operations	4.7	1.4	4.8
Net new assets from discontinued operations	(13.8)	2.8	(18.1)
Net new assets	4.3	1.4	3.8
of which Wealth Management Clients	5.4	0.9	3.0
of which Corporate & Institutional Clients	0.6	6.6	8.0
of which Asset Management [1]	7.8	(0.6)	10.5
of which non-strategic	(20.7)	(8.2)	(10.9)
of which assets managed across businesses [2]	4.9	(0.5)	12.5
Other effects from continuing operations	4.1	3.2	15.5
Other effects from discontinued operations	(229.0)	(1.4)	18.1
Other effects	(1.1)	3.1	15.6
of which Wealth Management Clients	1.8	3.1	16.2
of which Corporate & Institutional Clients	6.4	8.2	18.6
of which Asset Management	4.8	4.4	16.2
of which non-strategic	(146.0)	(27.1)	14.2
of which assets managed across businesses [2]	(2.1)	4.4	24.1
Growth in assets under management continuing operations	8.8	4.6	20.3
Growth in assets under management from discontinued operations	(242.8)	1.4	0.0
Growth in assets under management	3.2	4.5	19.4
of which Wealth Management Clients	7.2	4.0	19.2
of which Corporate & Institutional Clients	7.0	14.8	26.6
of which Asset Management [1]	12.6	3.8	26.7
of which non-strategic	(166.7)	(35.3)	3.3
of which assets managed across businesses [2]	2.8	3.9	36.6
Growth in net new assets (rolling four-quarter average) (%)
Net new assets from continuing operations	2.9	3.0	2.7
Net new assets from discontinued operations	(4.9)	(7.5)	(5.9)
Net new assets	2.6	2.5	2.4
of which Wealth Management Clients	3.0	2.5	2.8
of which Corporate & Institutional Clients	2.0	3.9	1.7
of which Asset Management [1]	3.9	4.6	3.6
of which non-strategic	1.4	3.3	2.3
of which Assets managed across businesses [2]	0.0	0.0	0.0
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.
Net new assets
in	1Q14	4Q13	1Q13
Net new assets (CHF billion)
Wealth Management Clients	10.6	1.7	5.7
Corporate & Institutional Clients	0.4	4.0	4.5
Asset Management	6.9	(0.5)	8.5
Non-strategic	(2.3)	(1.0)	(2.3)
Assets managed across businesses [1]	(1.9)	0.2	(4.4)
Net new assets	13.7	4.4	12.0
of which continuing operations	14.7	4.2	14.4
of which discontinued operations	(1.0)	0.2	(2.4)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
During 1Q14, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.

Overview
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements, or as desired by management to support business initiatives.
Our internal liquidity risk management framework is subject to review and monitoring by the Swiss Financial Market Supervisory Authority FINMA (FINMA), other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2013 for further information on liquidity and funding management.

Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, well in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time in excess of our minimum target.
In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR).
The LCR, which will be phased in beginning January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of the stock of high-quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% for four years, reaching 100% by January 1, 2019.
The NSFR, which is expected to be introduced on January 1, 2018 following an observation period which began in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and should always be at least 100%.
Although the NSFR is not expected to be introduced until 2018 and is still subject to adjustment by the BCBS and FINMA, we began using the NSFR in 2012 as the primary tool to monitor our structural liquidity position, plan funding and as the basis for our funds transfer pricing policy. We estimate that our NSFR under the current FINMA framework was in excess of 100% as of the end of 1Q14. Our estimate is based on the definitions and methodologies outlined in the aforementioned BCBS Basel III international framework for liquidity risk measurement, standards and monitoring issued in December 2010, the previously noted Liquidity Ordinance implementing the Basel III liquidity requirements into Swiss law, and other guidance and requirements of FINMA. Where requirements are unclear or left to be determined by the BCBS and FINMA, we have made our own interpretation and assumptions which may not be consistent with those of other financial institutions. The NSFR is based on regulatory metrics, the disclosure of which is not yet required, and, as such, it represents a non-GAAP financial measure.
In January 2014, the BCBS issued final LCR rules and disclosure requirements that are to be implemented as part of banks’ regular disclosures after January 1, 2015. The BCBS also proposed revisions to the NSFR, which are expected to become the minimum standard by the previously announced date of January 1, 2018.
In November 2012, the Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making. The Liquidity Ordinance entered into force on January 1, 2013. It requires appropriate management and monitoring of liquidity risks, and applies to all banks, but is tiered according to the type, complexity and degree of risk of a bank’s activities. It also contains supplementary quantitative and qualitative requirements for systemically relevant banks, including us, which are generally consistent with existing FINMA liquidity requirements. In January 2014, the Swiss Federal Council and FINMA proposed revisions to the Liquidity Ordinance to reflect the final Basel III LCR rules. Under the proposal, systemically relevant banks like us will be subject to an initial minimum LCR requirement of 100% beginning in 2015.
Our revised liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.

Liquidity pool
March 31, 2013	Swiss franc	US dollar	Euro	Other currencies	Total
Liquidity pool by currencies (CHF billion)
Cash held at central banks	27.6	22.0	1.6	0.7	51.9
Government bonds	2.8	32.3	9.0	14.9	59.0	[1]
Fixed income securities	1.1	9.6	1.5	5.1	17.3
Liquid equity securities	-	9.7	-	8.8	18.5
Total liquidy pool (based on internal model)	31.5	73.6	12.1	29.5	146.7
1 Includes reverse repurchases of government bonds of CHF 18.6 billion.

Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt and shareholders’ equity. We monitor the funding sources, including their concentrations, according to their currency, tenor, geography and maturity, and whether they are secured or unsecured. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
These assets include our liquidity pool, which as of the end of 1Q14 based on our internal model was CHF 147 billion, net of a stress test level haircut. The liquidity pool consisted of CHF 52 billion of cash held at major central banks, primarily the SNB, Fed, and the ECB, CHF 59 billion of securities issued by governments and government agencies, primarily of the US, France and Britain and CHF 36 billion of other highly liquid assets including equity securities that form part of major indices. As of March 31, 2014, our internal model included the application of a stress test level average haircut equal to approximately 55% of the market value of non-cash positions in the liquidity pool. The haircut reflects our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.

Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 22% as of the end of 1Q14 and 4Q13, reflecting a slight increase in loans and a slight increase in deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as a haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 301 billion as of the end of 1Q14 compared to CHF 297 billion as of the end of 4Q13, reflecting a stable customer deposit base in Private Banking & Wealth Management. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet and off-balance sheet” for further information.

Debt issuances and redemptions
Our long-term debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or from our own international covered bond program.
The table below provides information on long-term debt issuances, maturities and redemptions in 1Q14, excluding structured notes.

Debt issuances and redemptions
in 1Q14	Senior	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	5.2	–	5.2
of which unsecured	1.6	–	1.6
of which secured [1]	3.6	–	3.6
Maturities / Redemptions	5.1	1.3	6.4
of which unsecured	4.1	1.3	5.4
of which secured [1]	1.0	–	1.0
Excludes structured notes.
1 Includes covered bonds.

As of the end of 1Q14, we had outstanding long-term debt of CHF 132 billion, which included senior and subordinated instruments. We had CHF 38.4 billion and CHF 16.9 billion of structured notes and covered bonds outstanding, respectively, as of the end of 1Q14 compared to CHF 34.8 billion and CHF 14.3 billion, respectively, as of 4Q13.
> Refer to “Capital issuances and redemptions” in Capital management for information on issuances of capital notes, all of which constitute subordinated debt instruments.

As of the end of 1Q14, the weighted average maturity of long-term debt was 6.5 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).
Short-term borrowings increased 20% to CHF 24.2 billion as of the end of 1Q14 compared to CHF 20.2 billion in 4Q13.

Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.1 billion, CHF 3.0 billion and CHF 4.3 billion, respectively, as of the end of 1Q14, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
As of the end of 1Q14, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2013 for further information.

Capital management
As of the end of 1Q14, our CET1 ratio was 14.3% under Basel III and 10.0% on a look-through basis. Our RWA under Basel III were CHF 286.0 billion and our Swiss leverage ratio was 4.8%.

Regulatory capital framework
Overview
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
References to phase-in and look-through included herein refer to Basel III capital requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2013 for further information.

Capital structure under Basel III
The BCBS issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and are fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.

Under Basel III, the minimum common equity tier 1 (CET1) requirement is 4.5% of risk-weighted assets (RWA). In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress.

A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board (FSB) has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125%.

Basel III phase-in requirements for Credit Suisse
Effective January 1, for the applicable year	2014		2015		2016		2017		2018		2019
Capital ratios
CET1	4.0%	[1]	4.5%		4.5%		4.5%		4.5%		4.5%
Capital conservation buffer					0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB					0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	4.0%		4.5%		5.5%		6.5%		7.5%		8.5%
Additional tier 1	1.5%		1.5%		1.5%		1.5%		1.5%		1.5%
Total tier 1	5.5%		6.0%		7.0%		8.0%		9.0%		10.0%
Tier 2	2.5%	[1]	2.0%		2.0%		2.0%		2.0%		2.0%
Total capital	8.0%		8.0%		9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]	20.0%	[1]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
2 Includes goodwill, other intangible assets, certain deferred tax assets and participations in financial institutions.

Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk. This countercyclical buffer will be phased in from January 1, 2016 through January 1, 2019.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out.

Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks goes beyond Basel III’s minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2013 for further information.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” for Swiss capital requirements and applicable effective dates during the phase-in period.

The minimum requirement of CET1 capital is 4.5% of RWA.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of RWA and a maximum of 3% of high-trigger capital instruments. High-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business. For 2014, FINMA set our progressive component requirement at 3.66%. The progressive component requirement may be met with CET1 capital or low-trigger capital instruments. In order to qualify, low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component requirement may also be met with high-trigger capital instruments. Both high and low-trigger capital instruments must comply with the Basel III minimum requirements for tier 2 capital (including subordination, point-of-non-viability loss absorption and minimum maturity).
Similar to Basel III, the Swiss Requirements include a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth. Effective January 1, 2013, FINMA introduced increased capital charges for mortgages that finance certain residential property in Switzerland. In February 2013, the countercyclical capital buffer was activated and it requires banks to hold CET1 capital in the amount of 1% of their RWA pertaining to such mortgages (mortgage multiplier). These increased capital charges, which are applied for both Bank for International Settlements (BIS) and FINMA purposes, will be phased in by January 1, 2019. As of the end of 1Q14, our countercyclical buffer was CHF 151 million, which is equivalent to an additional requirement of 0.05% of CET1 capital. In January 2014, upon the request of SNB, the Swiss Federal Council further increased the countercyclical buffer from 1% to 2%, effective June 30, 2014.
In December 2013, FINMA issued a decree specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions (FINMA Decree).
Beginning in 1Q14, we adjusted the presentation of our Swiss capital metrics and terminology and we now refer to Swiss Core Capital as Swiss CET1 capital and Swiss Total Capital as Swiss total eligible capital. Swiss Total Capital previously reflected the tier 1 participation securities, which were fully redeemed in 1Q14. Swiss CET1 capital consists of BIS CET1 capital and certain other Swiss adjustments. Swiss total eligible capital consists of Swiss CET1 capital, high-trigger capital instruments, low-trigger capital instruments and additional tier 1 instruments and tier 2 instruments subject to phase-out and phase-in deductions from CET1.
We must also comply with a leverage ratio applicable to Swiss systemically relevant banks (Swiss leverage ratio). This leverage ratio must be at least 24% of each of the respective minimum, buffer and progressive component requirements. Since the ratio is defined by reference to capital requirements subject to phase-in arrangements, the ratio will also be phased in.

For 2014

Capital ratio requirements
10.18%
1.68%
1.75%
6.75%
11.91%
2.29%
2.25%
7.37%
13.50%
2.75%
2.63%
8.12%
14.75%
3.13%
2.87%
8.75%
15.81%
3.43%
3.00%
9.38%
16.66%
3.66%[1]
3.00%
10.00%
Progressive component[1] 1.68% 2.29% 2.75% 3.13% 3.43% 3.66%
Buffer component 4.50% 5.12% 6.25% 7.12% 7.88% 8.50%
Minimum component 4.00% 4.50% 4.50% 4.50% 4.50% 4.50%
Respective capital ratio requirements multiplied by 24%
Swiss leverage ratio requirements
2.44%
0.40%
0.42%
1.62%
2.86%
0.55%
0.54%
1.77%
3.24%
0.66%
0.63%
1.95%
3.54%
0.75%
0.69%
2.10%
3.79%
0.82%
0.72%
2.25%
4.00%
0.88%
0.72%
2.40%
Effective as of January 1, for the applicable year
2014
2015
2016
2017
2018
2019

Excludes countercyclical buffer required as of September 30, 2013.

[1] The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA.

Risk measurement models
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge (IRC), stressed Value-at-Risk (VaR), risks not in VaR, comprehensive risk measure framework and advanced credit valuation adjustment (CVA).
FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. In 1Q14, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Risk measurement models” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2013 for further information.
> Refer to “Market risk” in Risk management for further information on Credit Suisse’s risk measurement models and backtesting exceptions.

Regulatory developments and proposals
In January 2014, the BCBS published the framework and disclosure requirements for the Basel III leverage ratio. The required Basel III leverage ratio, which seeks to measure tier 1 capital against exposure, is expected to be at least 3%. Although the effective date of the Basel III leverage ratio is not until 2018, banks will be required to disclose the ratio on a consolidated basis beginning in 2015, subject to implementation by national regulators.
In accordance with BCBS’s G-SIB loss absorbency requirements and FINMA’s capital adequacy disclosure requirements, banks with a balance sheet exceeding EUR 200 billion must publish annually 12 financial indicators, such as size and complexity. Depending on these financial indicators, the FSB will set the progressive buffer for G-SIBs. The reporting requirement became effective December 31, 2013 and disclosures must be made by April 30, 2014.
In March 2014, the BCBS published a final standard on the treatment of counterparty credit risk associated with derivative transactions. The new requirement will replace the current exposure method and the existing standardized method and will become effective on January 1, 2017.
From January 1, 2014, the Capital Requirement Directive (CRD) IV package of legislation (comprising a directive and a regulation) will replace the current CRD directive with new measures implementing Basel III and other requirements. As part of the transition to CRD IV, the UK’s Prudential Regulation Authority has reviewed the permissions of UK financial institutions, including those of our subsidiaries, to use their current internal modeling for capital calculation purposes as well as new models required for CRD IV compliance. The majority of the models for our subsidiaries were approved and certain models will require updates in line with latest BCBS guidance and regulatory feedback on modeling techniques.
In July 2013, the Fed, Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency released final capital rules that overhaul the existing US bank regulatory capital rules and implement the Basel III framework and certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). The final rules are largely consistent with the Basel III framework published by the BCBS, although they diverge in several important respects due to requirements of the Dodd-Frank Act and do not address other, more recent aspects of the Basel III framework. In February 2014, the Fed adopted a rule under the Dodd-Frank Act that creates a new framework for regulation of the US operations of foreign banking organizations. The rule requires Credit Suisse to create a single US intermediate holding company (IHC) to hold all of its US subsidiaries; this will not apply to Credit Suisse AG’s New York branch (New York Branch). The IHC will be subject to local risk-based capital and leverage requirements. In addition, both the IHC itself and the combined US operations of Credit Suisse (including the IHC and the New York Branch) will be subject to other new prudential requirements. The new framework’s prudential requirements generally become effective in July 2016.

FINMA Decree
The SNB has previously designated the Group as a financial group of systemic importance under applicable Swiss law. Following that designation, in December 2013 the FINMA Decree was issued. In addition to the capital adequacy requirements described above, it also specified liquidity, risk diversification and disclosure requirements for the Bank parent company.
The FINMA Decree became effective on February 2, 2014 and requires the Group to fully comply with the special requirements for systemically important banks set out in the Capital Adequacy Ordinance. To facilitate the application of these requirements within the Group and to allow Credit Suisse to continue its central treasury policy, the FINMA Decree also references forms of relief granted by FINMA within its stated authority that is designed to prevent the application of requirements at the Bank parent company level from effectively increasing the regulatory capital requirements applicable to the Group, notwithstanding all reasonable efforts by the Group to avoid such a situation. FINMA also requires certain capital disclosures at the Bank parent company level as of the end of March 31, 2014, which can be found on our website. In addition, the FINMA Decree requires the disclosure of the following forms of relief:

– New approach to standalone capital requirements: Withdrawal of the previously granted form of relief for funding that the Bank parent company provides to Group subsidiaries. The new approach results in an increase in RWA at the Bank parent company level.
– Reduction of regulatory capital requirement: Risk-weighted capital requirement reduced to 14% from a current 16.66%, of which at least 10% must be held in the form of CET1 capital. This measure is a form of relief at the Bank parent company level in comparison with the minimum requirements set out by FINMA at the Group level.
– Equal treatment of direct and indirect investments: Direct and indirect investments in Group subsidiaries that are active in the financial sector and are held by the Bank parent company are treated equally. Directly and indirectly held investments in Group subsidiaries up to a bank-specific threshold set by FINMA are risk-weighted at 200%. Amounts above the threshold are deducted 50% from CET1 capital and 50% from total eligible capital. The deduction approach is similar to the treatment of capital instruments under Basel III and continues the previously applicable treatment under Swiss regulations. This measure may have the effect of changing RWA and/or total eligible capital. Depending on the calibration of the threshold, investments in Group subsidiaries require total eligible capital in a range between 28% (if all investments are risk-weighted) and 100% (if all investments are deducted from total eligible capital).

Overall, withdrawal of previous forms of relief, the introduction of stricter requirements and the provision of new forms of relief avoids a situation in which requirements at the Bank parent company would effectively dictate requirements at the Group level and, as such, effectively lead to higher capital ratios at the Bank parent company level.

Capital issuances and redemptions
In March 2014, pursuant to a tender offer, we repurchased USD 1.4 billion of outstanding 7.875% perpetual series B subordinated tier 1 participation securities. We subsequently exercised a regulatory call of the USD 99 million of such securities that had not been tendered, with the result that no such securities remain outstanding. Prior to the announcement of the tender offer and as advised by FINMA, these tier 1 participation securities formed part of Swiss CET1 capital under the Swiss Requirements, whereas under Basel III, these instruments were included in additional tier 1 instruments subject to phase-out. These transactions were approved by FINMA.
In January 2014, Contingent Capital Awards (CCA) were granted to certain employees as part of their 2013 deferred variable compensation. In March 2014, employees holding 2011 Partner Asset Facility (PAF2) awards, which were restructured, reallocated a portion of their PAF2 holdings to CCA. Both of these events added CHF 0.5 billion to regulatory capital in 1Q14. CCA qualify as additional tier 1 and high-trigger capital instruments for regulatory capital purposes.
> Refer to “Note 28 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Annual Report 2013 for further information on CCA.

Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert or be written down prior to the write down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion or write down is referred to as the Higher Trigger Capital Amount.
With respect to the USD 2.5 billion 6.5% tier 2 capital notes due in August 2023 and the EUR 1.25 billion 5.75% tier 2 capital notes due in September 2025, the Higher Trigger Capital Amount was CHF 10.5 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 3.8%, both as of the end of 1Q14. With respect to the USD 2.25 billion 7.5% tier 1 capital notes and the CHF 290 million 6.0% tier 1 capital notes, the Higher Trigger Capital Amount was CHF 8.2 billion and the Higher Trigger Capital Ratio was 2.9%, both as of the end of 1Q14. CCA are expected to increase both of these Higher Trigger Capital Amounts over time.
> Refer to “Capital issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2013 for further information on Higher Trigger Capital Amount.
> Refer to the table “BIS statistics – Basel III – Group” for further information on the BIS statistics used to calculate such measures.

BIS capital metrics
Regulatory capital and ratios
Our CET1 ratio was 14.3% as of the end of 1Q14, compared to 15.7% as of the end of 4Q13, due to an increase in RWA and a decrease in CET1 capital. Our tier 1 ratio was 15.6% as of the end of 1Q14, compared to 16.8% as of the end of 4Q13. Our total capital ratio decreased to 19.1% as of the end of 1Q14 compared to 20.6% as of the end of 4Q13.
CET1 capital was CHF 40.9 billion as of the end of 1Q14 compared to CHF 43.0 billion as of the end of 4Q13, mainly reflecting the 20% phase-in of regulatory deductions from CET1 including goodwill, other intangible assets, certain deferred tax assets and a 20% decrease in the adjustment for the accounting treatment of pension plans, pursuant to phase-in requirements. CET1 capital was also impacted by a quarterly dividend accrual and a negative foreign exchange translation impact, partially offset by net income and the impact of share-based compensation.
Additional tier 1 capital increased to CHF 3.7 billion, mainly due to the issuance of CHF 0.5 billion CCA and the 20% decrease in phase-in deductions, including goodwill, other intangible assets and other capital deductions, partially offset by the redemption of the tier 1 participation securities in March 2014. Tier 2 capital decreased slightly to CHF 10.0 billion as of the end of 1Q14.
Total eligible capital was CHF 54.6 billion as of the end of 1Q14 compared to CHF 56.3 billion as of the end of 4Q13, reflecting the decrease in CET1 capital, partially offset by the increase in additional tier 1 capital.
We reported a look-through CET1 ratio of 10.0% as of the end of 1Q14, compared to an updated long-term target of 11.0%. As of the end of 1Q14, the look-through total capital ratio was 15.1%, unchanged from the end of 4Q13.

BIS statistics – Basel III – Group
	Phase-in					Look-through
					% change			% change
end of	1Q14		4Q13		QoQ	1Q14	4Q13	QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,230		42,164		3	43,230	42,164	3
Regulatory adjustments [1]	(1,213)		(1,069)		13	(1,213)	(1,069)	13
Adjustments subject to phase-in	(1,114)	[2]	1,894	[3]	–	(14,159)	(14,615)	(3)
CET1 capital	40,903		42,989		(5)	27,858	26,480	5
Additional tier 1 instruments	8,000	[4]	7,484		7	8,000	7,484	7
Additional tier 1 instruments subject to phase-out [5]	2,088		3,652		(43)	–	–	–
Deductions from additional tier 1 capital	(6,414)	[6]	(8,064)		(20)	–	–	–
Additional tier 1 capital	3,674		3,072		20	8,000	7,484	7
Total tier 1 capital	44,577		46,061		(3)	35,858	33,964	6
Tier 2 instruments	6,340	[7]	6,263		1	6,340	6,263	1
Tier 2 instruments subject to phase-out	3,924		4,321		(9)	–	–	–
Deductions from tier 2 capital	(263)		(357)		(26)	(2)	(18)	(89)
Tier 2 capital	10,001		10,227		(2)	6,338	6,245	1
Total eligible capital	54,578		56,288		(3)	42,196	40,209	5
Risk-weighted assets (CHF million)
Credit risk	187,609		175,631		7	181,307	167,888	8
Market risk	34,143		39,133		(13)	34,143	39,133	(13)
Operational risk	58,400		53,075		10	58,400	53,075	10
Non-counterparty risk	5,844		6,007		(3)	5,844	6,007	(3)
Risk-weighted assets	285,996		273,846		4	279,694	266,103	5
Capital ratios (%)
CET1 ratio	14.3		15.7		–	10.0	10.0	–
Tier 1 ratio	15.6		16.8		–	12.8	12.8	–
Total capital ratio	19.1		20.6		–	15.1	15.1	–
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 20% phase-in deductions including goodwill, other intangible assets, certain deferred tax assets and 80% of an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements.

3 Includes an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements and other regulatory adjustments.
4
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 5.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 2.3 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 80% of goodwill and other intangible assets (CHF 6.5 billion) and other capital deductions, including gains/(losses) due to changes in own credit risks on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

7
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.5 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.8 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

BIS statistics – Basel III – Bank
	Phase-in
					% change
end of	1Q14		4Q13		QoQ
Eligible capital (CHF million)
Total shareholders' equity	41,062		39,992		3
Regulatory adjustments [1]	(2,493)		(3,504)		(29)
Adjustments subject to phase-in	(1,440)	[2]	1,540	[3]	–
CET1 capital	37,129		38,028		(2)
Additional tier 1 instruments	7,135	[4]	6,644		7
Additional tier 1 instruments subject to phase-out [5]	2,088		3,652		(43)
Deductions from additional tier 1 capital	(5,679)	[6]	(7,219)		(21)
Additional tier 1 capital	3,544		3,077		15
Total tier 1 capital	40,673		41,105		(1)
Tier 2 instruments	6,340	[7]	6,263		1
Tier 2 instruments subject to phase-out	3,344		5,016		(33)
Deductions from tier 2 capital	(244)		(318)		(23)
Tier 2 capital	9,440		10,961		(14)
Total eligible capital	50,113		52,066		(4)
Risk-weighted assets (CHF million)
Credit risk	178,779		166,324		7
Market risk	34,115		39,111		(13)
Operational risk	58,400		53,075		10
Non-counterparty risk	5,598		5,758		(3)
Risk-weighted assets	276,892		264,268		5
Capital ratios (%)
CET1 ratio	13.4		14.4		–
Tier 1 ratio	14.7		15.6		–
Total capital ratio	18.1		19.7		–
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 20% phase-in deductions including goodwill, other intangible assets, certain deferred tax assets and 80% of an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements.

3 Includes an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements and other regulatory adjustments.
4
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 5.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 1.4 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 80% of goodwill and other intangible assets (CHF 5.8 billion) and other capital deductions, including gains/(losses) due to changes in own credit risks on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

7
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.5 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.8 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

CET1 capital movement – Basel III
	1Q14		4Q13
CET1 capital (CHF million)
Balance at beginning of period	42,989		43,780
Net income	859		(476)
Foreign exchange impact	(233)		(516)
Impact of phase-in requirements	(3,015)		–
Other	303	[1]	201	[1]
Balance at end of period	40,903		42,989
1 Reflects the effect of share-based compensation, a dividend accrual and a change in other regulatory adjustments.

Other regulatory disclosures
In connection with the implementation of Basel III, additional regulatory disclosures are required. Additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base of the Group, subsidiary regulatory reporting, reconciliation requirements, Pillar 3 disclosures and additional capital disclosures for the Bank parent company can be found on our website.
> Refer to https://www.credit-suisse.com/investors/en/regulatory_disclosures/index.jsp for additional information.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as market, credit, operational and non-counterparty risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWA primarily reflect the capital requirements for our premises and equipment. It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.

Risk-weighted assets by division – Basel III
	end of		% change
	1Q14	4Q13	QoQ
Risk-weighted assets by division (CHF million)
Private Banking & Wealth Management	99,730	94,395	6
Investment Banking	164,065	156,402	5
Corporate Center	22,201	23,049	(4)
Risk-weighted assets	285,996	273,846	4

Risk-weighted asset movement by risk type – Basel III
1Q14	Credit risk (excluding CVA)	Credit risk (CVA)	Market risk	Operational risk	Non- counterparty risk	Total risk- weighted assets
Risk-weighted asset movement by risk type (CHF million)
Balance at beginning of period	164,924	10,707	39,133	53,075	6,007	273,846
Foreign exchange impact	(983)	(79)	(400)	0	0	(1,462)
Movements in risk levels	(31)	1,732	(6,311)	0	(163)	(4,773)
of which credit risk – book size [1]	259	2,616	–	–	–	–
of which credit risk – book quality [2]	(290)	(884)	–	–	–	–
Model and parameter updates [3]	252	(214)	(575)	0	0	(537)
Methodology and policy – internal [4]	2,306	4,396	(1,286)	0	0	5,416
Methodology and policy – external [5]	4,599	0	3,582	5,325	0	13,506
Balance at end of period	171,067	16,542	34,143	58,400	5,844	285,996
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters.
4 Represents internal changes impacting how exposures are treated.
5 Represents externally prescribed regulatory changes impacting how exposures are treated.

RWA increased 4%, from CHF 273.8 billion as of the end of 4Q13 to CHF 286.0 billion as of the end of 1Q14, reflecting an increase in credit risk and operational risk, partially offset by a decrease in market risk and a decrease resulting from foreign exchange translation.
The increase in credit risk (excluding CVA) was primarily driven by methodology changes that affected both Investment Banking and Private Banking & Wealth Management. Within Investment Banking, externally driven methodology changes resulted from an increase in the risk weighting of private equity positions, while internally driven changes primarily resulted from the recalibration of derivative add-ons and the loss of netting for central clearing counterparty default funds. Externally driven methodology changes within Private Banking & Wealth Management resulted from an increase to the risk weighting of private equity positions, particularly within Asset Management, and an increase resulting from the mortgage multiplier relating to the financing of certain residential property in Switzerland. Overall, the movements in risk levels resulted in a marginal decrease in RWA. Investment Banking movements in risk levels were due to increases in lending and secured financing offset by decreases in securitization portfolio exposures. Private Banking & Wealth Management movements in risk levels were due to decreases in Asset Management fund positions offset by increases in Wealth Management Clients and Corporate & Institutional Clients lending.
Credit risk related to CVA risk increased during the period driven by internally driven methodology changes and increases related to movements in risk levels within Investment Banking. Internally driven methodology changes were due to changes in the hedging of CVA risk and the modeling of derivative exposures. The increases related to movements in risk levels were due to increases in exposures and hedged positions.
The decrease in market risk was primarily driven by decreases related to movements in risk levels partially offset by increases due to externally driven methodology changes mainly resulting from the regulatory requirement to hold capital against short trading book securitization positions starting on January 1, 2014. The movements in risk levels were driven by a decrease in trading book securitization exposures following increased protection on low-rated tranched portfolios, including protection provided by the Capital Opportunity Facility (COF), a component of our employee deferred compensation plan. Additionally, stressed VaR was lower driven by decreases in exposures across foreign exchange products, equities and emerging markets. The decrease resulting from changes in model and parameters was primarily due to an update in the stressed spread parameters.
The increase in operational risk resulted from the implementation of a revised advanced management approach (AMA) model, a FINMA imposed cap applied to benefits derived from insurance protection and an update to the litigation add-on component following an increase in the aggregate range of reasonably possible litigation losses not covered by existing provisions.

Swiss capital metrics
Swiss regulatory capital and ratios
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.

As of the end of 1Q14, our Swiss CET1 capital and Swiss total capital ratios were 14.2% and 19.0%, respectively, compared to the Swiss capital ratio phase-in requirements of 6.75% and 10.18%, respectively.
On a look-through basis, our Swiss CET1 capital was CHF 27.7 billion and our Swiss CET1 ratio was 9.9% as of the end of 1Q14. Our Swiss total eligible capital was CHF 42.0 billion and our Swiss total capital ratio was 15.0% as of the end of 1Q14, each on a look-through basis.

Swiss statistics – Basel III – Group
	Phase-in				Look-through
				% change			% change
end of	1Q14		4Q13	QoQ	1Q14	4Q13	QoQ
Capital development (CHF million)
CET1 capital	40,903		42,989	(5)	27,858	26,480	5
Swiss regulatory adjustments [1]	(151)		1,658	–	(163)	1,824	–
Swiss CET1 capital [2]	40,752		44,647	(9)	27,695	28,304	(2)
High-trigger capital instruments	8,231	[3]	7,743	6	8,231	7,743	6
Low-trigger capital instruments	6,109	[4]	6,005	2	6,109	6,005	2
Additional tier 1 and tier 2 instruments subject to phase-out [5]	6,012		–	–	–	–	–
Deductions from additional tier 1 and tier 2 capital [5]	(6,677)		–	–	(2)	–	–
Swiss total eligible capital [2]	54,427		58,395	(7)	42,033	42,052	0
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	285,996		273,846	4	279,694	266,103	5
Swiss regulatory adjustments [6]	737		1,015	(27)	736	1,031	(29)
Swiss risk-weighted assets	286,733		274,861	4	280,430	267,134	5
Capital ratios (%)
Swiss CET1 ratio	14.2		16.2	–	9.9	10.6	–
Swiss total capital ratio	19.0		21.2	–	15.0	15.7	–
1 Includes adjustments for certain unrealized gains outside the trading book and, in 4Q13, also included tier 1 participation securities, which were redeemed in 1Q14.
2 Previously referred to as Swiss Core Capital and Swiss Total Capital, respectively.
3 Consists of CHF 5.7 billion additional tier 1 instruments and CHF 2.5 billion tier 2 instruments.
4 Consists of CHF 2.3 billion additional tier 1 instruments and CHF 3.8 billion tier 2 instruments.
5 Reflects the FINMA Decree, which was effective in 1Q14.
6 Primarily includes differences in the credit risk multiplier.

Swiss statistics – Basel III – Bank
	Phase-in
				% change
end of	1Q14		4Q13	QoQ
Capital development (CHF million)
CET1 capital	37,129		38,028	(2)
Swiss regulatory adjustments [1]	(90)		1,711	–
Swiss CET1 capital [2]	37,039		39,739	(7)
High-trigger capital instruments	8,228	[3]	7,743	6
Low-trigger capital instruments	5,247	[4]	5,164	2
Additional tier 1 and tier 2 instruments subject to phase-out [5]	5,432		–	–
Deductions from additional tier 1 and tier 2 capital [5]	(5,923)		–	–
Swiss total eligible capital [2]	50,023		52,646	(5)
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	276,892		264,268	5
Swiss regulatory adjustments [6]	740		1,020	(27)
Swiss risk-weighted assets	277,632		265,288	5
Capital ratios (%)
Swiss CET1 ratio	13.3		15.0	–
Swiss total capital ratio	18.0		19.8	–
1 Includes adjustments for certain unrealized gains outside the trading book and, in 4Q13, also included tier 1 participation securities, which were redeemed in 1Q14.
2 Previously referred to as Swiss Core Capital and Swiss Total Capital, respectively.
3 Consists of CHF 5.7 billion additional tier 1 instruments and CHF 2.5 billion tier 2 instruments.
4 Consists of CHF 1.4 billion additional tier 1 instruments and CHF 3.8 billion tier 2 instruments.
5 Reflects the FINMA Decree, which was effective in 1Q14.
6 Primarily includes differences in the credit risk multiplier.

The following table presents the Swiss Requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.

Swiss capital requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	1Q14	Minimum component	Buffer component	Progressive component	Excess	1Q14
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–	–	–	286.7	–	–	–	–	277.6
2014 Swiss capital requirements [1]
Minimum Swiss total capital ratio	4.0%	4.5%	1.68%	–	10.18%	4.0%	4.5%	1.68%	–	10.18%
Minimum Swiss total eligible capital (CHF billion)	11.5	12.9	4.8	–	29.2	11.1	12.5	4.7	–	28.3
Swiss capital coverage (CHF billion)
Swiss CET1 capital	11.5	7.9	–	21.4	40.8	11.1	7.6	–	18.3	37.0
High-trigger capital instruments	–	5.0	–	3.2	8.2	–	4.9	–	3.4	8.2
Low-trigger capital instruments	–	–	4.8	1.3	6.1	–	–	4.7	0.6	5.2
Additional tier 1 and tier 2 instruments subject to phase-out	–	–	–	6.0	6.0	–	–	–	5.4	5.4
Deductions from additional tier 1 and tier 2 capital	–	–	–	(6.7)	(6.7)	–	–	–	(5.9)	(5.9)
Swiss total eligible capital	11.5	12.9	4.8	25.2	54.4	11.1	12.5	4.7	21.8	50.0
Capital ratios (%)
Swiss total capital ratio	4.0%	4.5%	1.68%	8.8%	19.0%	4.0%	4.5%	1.68%	7.8%	18.0%
Rounding differences may occur. Excludes countercyclical buffer that was required as of September 30, 2013.
1 The Swiss capital requirements are based on a percentage of RWA.

Swiss leverage ratio
The Swiss leverage ratio is calculated as Swiss total eligible capital, divided by a three-month average exposure, which consists of balance sheet assets, off-balance sheet exposures, consisting of guarantees and commitments, and regulatory adjustments, including cash collateral netting reversals and derivative add-ons. As of the end of 1Q14, our Swiss leverage ratio was 4.8% and the total average exposure was CHF 1,137.6 billion. As of the end of 1Q14, our total exposure was CHF 1,140 billion, compared to our updated long-term target of approximately CHF 1,000 billion.
The Group’s look-through Swiss leverage ratio was 3.7% as of the end of 1Q14, compared to the 4.0% requirement for 2019 taking into account FINMA’s reduction of our progressive component requirement beginning in 2014.

Swiss leverage ratio – Group
	Phase-in			Look-through
			% change			% change
end of	1Q14	4Q13	QoQ	1Q14	4Q13	QoQ
Swiss total eligible capital (CHF million)
Swiss total eligible capital	54,427	58,395	(7)	42,033	42,052	0
Exposure (CHF million) [1]
Balance sheet assets	879,250	890,242	(1)	879,250	890,242	(1)
Off-balance sheet exposures	135,500	133,426	2	135,500	133,426	2
Regulatory adjustments	122,813	130,150	(6)	108,996	113,596	(4)
Total average exposure	1,137,563	1,153,818	(1)	1,123,746	1,137,264	(1)
Swiss leverage ratio (%)
Swiss leverage ratio	4.8	5.1	–	3.7	3.7	–
1 Calculated as the average of the month-end amounts for the previous three calendar months.

Swiss leverage ratio – Bank
	Phase-in
			% change
end of	1Q14	4Q13	QoQ
Swiss total eligible capital (CHF million)
Swiss total eligible capital	50,023	52,646	(5)
Exposure (CHF million) [1]
Balance sheet assets	860,940	872,097	(1)
Off-balance sheet exposures	134,878	132,567	2
Regulatory adjustments	121,540	127,795	(5)
Total average exposure	1,117,358	1,132,459	(1)
Swiss leverage ratio (%)
Swiss leverage ratio	4.5	4.6	–
1 Calculated as the average of the month-end amounts for the previous three calendar months.

The following table presents the Swiss Requirements relating to each of the relevant capital components and discloses our current leverage metrics against those requirements.

Swiss leverage requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	1Q14	Minimum component	Buffer component	Progressive component	Excess	1Q14
Exposure (CHF billion)
Total average exposure	–	–	–	–	1,137.6	–	–	–	–	1,117.4
2013 Swiss leverage requirements [1]
Minimum Swiss leverage ratio	0.96%	1.08%	0.40%	–	2.44%	0.96%	1.08%	0.40%	–	2.44%
Minimum Swiss leverage (CHF billion)	10.9	12.3	4.6	–	27.8	10.7	12.1	4.5	–	27.3
Swiss capital coverage (CHF billion)
Swiss CET1 capital	10.9	7.5	–	22.3	40.8	10.7	7.4	–	18.9	37.0
High-trigger capital instruments	–	4.8	–	3.5	8.2	–	4.7	–	3.5	8.2
Low-trigger capital instruments	–	–	4.6	1.5	6.1	–	–	4.5	0.8	5.2
Additional tier 1 and tier 2 instruments subject to phase-out	–	–	–	6.0	6.0	–	–	–	5.4	5.4
Deductions from additional tier 1 and tier 2 capital	–	–	–	(6.7)	(6.7)	–	–		(5.9)	(5.9)
Swiss Total Capital	10.9	12.3	4.6	26.6	54.4	10.7	12.1	4.5	22.7	50.0
Swiss leverage ratio (%)
Swiss leverage ratio	0.96%	1.08%	0.40%	2.34%	4.78%	0.96%	1.08%	0.40%	2.03%	4.48%
Rounding differences may occur.
1 The leverage requirements are based on a percentage of total average exposure.

Total shareholders’ equity
Our total shareholders’ equity increased to CHF 43.2 billion as of the end of 1Q14 compared to CHF 42.2 billion as of the end of 4Q13. Total shareholders’ equity was impacted by net income, the effect of share-based compensation and the purchase of subsidiary shares from non-controlling interests, relating to the redemption of tier 1 participation securities. These increases were partially offset by the impact of foreign exchange-related movements on cumulative translation adjustments and treasury shares purchases and sales.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.

Capital
	end of		% change
	1Q14	4Q13	QoQ
Shareholders' equity (CHF million)
Common shares	64	64	0
Additional paid-in capital	28,406	27,853	2
Retained earnings	31,092	30,261	3
Treasury shares, at cost	(249)	(139)	79
Accumulated other comprehensive income/(loss)	(16,083)	(15,875)	1
Total shareholders' equity	43,230	42,164	3
Goodwill	(7,956)	(7,999)	(1)
Other intangible assets	(228)	(210)	9
Tangible shareholders' equity [1]	35,046	33,955	3
Shares outstanding (million)
Common shares issued	1,596.1	1,596.1	0
Treasury shares	(8.9)	(5.2)	71
Shares outstanding	1,587.2	1,590.9	0
Par value (CHF)
Par value	0.04	0.04	0
Book value per share (CHF)
Total book value per share	27.24	26.50	3
Goodwill per share	(5.01)	(5.03)	0
Other intangible assets per share	(0.15)	(0.13)	15
Tangible book value per share [1]	22.08	21.34	3
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 1Q14, overall position risk decreased 5%, utilized economic capital decreased 2%, average risk management VaR in US dollars increased 5% and gross impaired loans were stable at CHF 1.5 billion.

Economic capital and position risk
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is our core Group-wide risk management tool for measuring and reporting all quantifiable risks. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).
We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of methodology changes, prior-period balances are restated in order to show meaningful trends.
In 1Q14, we made an enhancement to the position risk dataset for risk management purposes. For real estate & structured assets, the dataset now includes funding risk for off-balance sheet residential mortgage-backed securities (RMBS) conduit positions. For fixed income trading, we have enhanced the scope for default risk for the traded credit spread portfolio to include credit default swaps (CDS). The net impact of these dataset changes on position risk for the Group as of the end of 4Q13 was a decrease of CHF 343 million, or 2.8%, reflecting net short positions in the portfolio.
For utilized economic capital used for capital management purposes, the decrease from the above dataset changes on position risk was partially offset by an increase resulting from the implementation of a revised internal AMA model to calculate the regulatory capital requirement for operational risk. The net impact of the dataset and methodology changes on utilized economic capital for the Group as of the end of 4Q13 was a decrease of CHF 308 million, or 1.0%.
> Refer to “Economic capital and position risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for further information on economic capital and position risk.
> Refer to “Operational risk” for further information on the revised AMA model to calculate the regulatory capital requirement for operational risk.

Key position risk trends
Position risk for risk management purposes as of the end of 1Q14 decreased 5% compared to the end of 4Q13. Excluding the US dollar translation impact, position risk decreased 4%, mainly due to lower credit spread, foreign exchange and interest rate exposures in fixed income trading and decreased exposures in Eastern Europe in emerging markets country event risk. A decrease in equity trading & investments was mainly due to lower cash equities and liquid hedge fund exposures. These decreases were partially offset by increases from new loan commitments and counterparty risk in Investment Banking in international lending & counterparty exposures.

Position risk
	end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Position risk (CHF million)
Fixed income trading [1]	1,431	2,825	2,196	(49)	(35)
Equity trading & investments	1,548	1,715	1,832	(10)	(16)
Private banking corporate & retail lending	2,338	2,350	2,383	(1)	(2)
International lending & counterparty exposures	5,419	4,957	4,494	9	21
Emerging markets country event risk	1,126	1,412	1,470	(20)	(23)
Real estate & structured assets [2]	1,991	2,037	2,132	(2)	(7)
Simple sum across risk categories	13,853	15,296	14,507	(9)	(5)
Diversification benefit [3]	(2,686)	(3,596)	(3,149)	(25)	(15)
Position risk (99% confidence level for risk management purposes)	11,167	11,700	11,358	(5)	(2)
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures.
2 This category comprises commercial and residential real estate (including RMBS and CMBS), asset-backed securities exposure, real estate acquired at auction and real estate fund investments.
3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.

Compared to the end of 1Q13, position risk for risk management purposes decreased 2%. Excluding the US dollar translation impact, position risk increased 4%, mainly due to new loan commitments and increased counterparty risk in Investment Banking in international lending & counterparty exposures. These increases were partially offset by reduced credit spread and interest rate exposures in fixed income trading, decreased exposures in Latin America in emerging markets country event risk and reduced private equity exposures in equity trading & investments.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.

Economic capital
	in / end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Economic capital resources (CHF million)
Look-through CET1 capital (Basel III)	27,858	26,480	24,797	5	12
Economic adjustments [1]	10,228	11,464	9,576	(11)	7
Economic capital resources	38,086	37,944	34,373	0	11
Utilized economic capital (CHF million)
Position risk (99.97% confidence level)	19,665	20,665	20,180	(5)	(3)
Operational risk	5,212	4,731	4,608	10	13
Other risks [2]	6,572	6,574	7,021	0	(6)
Utilized economic capital	31,449	31,970	31,809	(2)	(1)
Utilized economic capital by segment (CHF million)
Private Banking & Wealth Management	9,407	9,378	9,945	0	(5)
Investment Banking	19,865	20,367	19,625	(2)	1
Corporate Center [3]	2,196	2,244	2,258	(2)	(3)
Utilized economic capital - Credit Suisse [4]	31,449	31,970	31,809	(2)	(1)
Average utilized economic capital by segment (CHF million)
Private Banking & Wealth Management	9,392	9,504	9,877	(1)	(5)
Investment Banking	20,116	19,469	19,249	3	5
Corporate Center [3]	2,220	2,250	2,250	(1)	(1)
Average utilized economic capital - Credit Suisse [5]	31,710	31,204	31,357	2	1
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1
Includes primarily high-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to Look-through CET1 capital to enable comparison between economic capital utilization and economic capital resources under the Basel III framework.

2
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain methodology changes planned for 2014.

3 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital.
4 Includes a diversification benefit of CHF 19 million, CHF 19 million and CHF 19 million as of the end of 1Q14, 4Q13 and 1Q13, respectively.
5 Includes a diversification benefit of CHF 18 million, CHF 19 million and CHF 19 million as of the end of 1Q14, 4Q13 and 1Q13, respectively.

Utilized economic capital trends
In 1Q14, our utilized economic capital decreased 2%, mainly due to lower position risk primarily in Investment Banking, partially offset by higher operational risk across the business divisions.
For Private Banking & Wealth Management, utilized economic capital was stable, as higher operational risk was offset by a reduction in other risks.
For Investment Banking, utilized economic capital decreased 2%, mainly due to decreased position risk in fixed income trading and emerging markets country event risk, largely offset by higher position risk in international lending & counterparty exposures, higher operational risk and higher risks relating to equity options captured as a model add-on in other risks.
For Corporate Center, utilized economic capital decreased 2%, mainly due to a decrease in foreign exchange risk between utilized economic capital and economic capital resources.

Market risk
Trading portfolios
We primarily assume market risk through the trading activities in Investment Banking. Private Banking & Wealth Management also engages in trading activities, but to a much lesser extent. We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products (some of which are customized transactions using combinations of derivatives and executed to meet specific client or proprietary needs). As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations. Risks associated with the embedded derivative elements of our structured products are actively monitored and managed on a portfolio basis as part of our overall trading portfolio and are reflected in our VaR measures.
Trading risks are measured using VaR along with a number of other risk measurement tools. VaR measures the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon at a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. We use risk management VaR for internal risk management purposes and regulatory VaR for regulatory capital purposes. For risk management VaR, we use a one-day holding period and a 98% confidence level. This means there is a 1-in-50 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. For regulatory VaR, we present one-day, 99% VaR, which is a ten-day VaR adjusted to a one-day holding period. Our VaR methodology is the same for both VaR measures, except for the confidence levels and holding periods. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 1Q14, we updated our VaR models to better capture the volatility skew risk for equity derivatives. The cumulative impact of this update on the average 1Q14 risk management VaR was immaterial and prior periods have not been restated.
For regulatory capital purposes, we operate under the Basel III market risk framework which includes an IRC, stressed VaR and, since January 1, 2013, consideration of the impact of changes in a counterparty’s credit spreads (also known as CVA).
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for further information.

In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.
We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR increased 5% to USD 46 million from 4Q13, driven by increases in foreign exchange and equity exposures and higher market volatility, partially offset by increased portfolio diversification benefit and reduced credit spread exposures. Compared to 1Q13, average risk management VaR increased 7% due to an increase in equity exposures and reduced portfolio diversification benefit, partially offset by reduced interest rate and credit spread exposures.
Period-end risk management VaR decreased 8% to USD 47 million from 4Q13, reflecting mainly lower equity exposures, partially offset by increased market volatility. Compared to 1Q13, period-end risk management VaR increased 21%, mainly reflecting increased foreign exchange exposures and reduced portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)
	Risk management VaR (98%)								Regulatory VaR (99%)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
1Q14 (CHF million)
Average	13	31	10	3	19	(35)		41	35
Minimum	9	29	5	1	14	–	[1]	36	26
Maximum	17	33	17	4	24	–	[1]	46	45
End of period	14	31	9	2	15	(29)		42	34
4Q13 (CHF million)
Average	12	34	8	2	17	(33)		40	32
Minimum	8	32	3	1	13	–	[1]	33	22
Maximum	16	37	15	3	24	–	[1]	45	44
End of period	10	32	6	3	24	(30)		45	31
1Q13 (CHF million)
Average	23	38	11	2	17	(51)		40	48
Minimum	17	33	6	1	12	–	[1]	34	32
Maximum	45	41	24	3	36	–	[1]	55	77
End of period	17	37	8	3	15	(43)		37	32
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (USD)
	Risk management VaR (98%)								Regulatory VaR (99%)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
1Q14 (USD million)
Average	14	35	12	3	21	(39)		46	40
Minimum	10	33	6	1	15	–	[1]	41	28
Maximum	19	37	19	5	27	–	[1]	52	51
End of period	16	35	10	2	17	(33)		47	38
4Q13 (USD million)
Average	13	37	9	2	18	(35)		44	35
Minimum	9	35	3	1	15	–	[1]	37	24
Maximum	17	41	17	4	27	–	[1]	51	49
End of period	11	36	7	3	27	(33)		51	35
1Q13 (USD million)
Average	25	40	12	2	18	(54)		43	51
Minimum	18	36	6	1	13	–	[1]	36	34
Maximum	49	44	25	3	38	–	[1]	58	83
End of period	18	40	8	3	16	(46)		39	34
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Various techniques are used to assess the accuracy of the regulatory VaR model used for trading portfolios, including backtesting. We conduct such backtesting using actual daily trading revenues. Actual daily trading revenues are compared with a regulatory 99% VaR calculated using a one-day holding period. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. We had no such backtesting exceptions in 1Q14 and in the 12-month-period through 1Q14. Since there were fewer than five backtesting exceptions in the rolling 12-month period through 1Q14, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.
> Refer to “Risk measurement models” in Capital management – Regulatory capital framework for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 1Q14 with those for 4Q13 and 1Q13. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 1Q14 and 4Q13, we had no trading loss days.

Banking portfolios
We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking & Wealth Management and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking & Wealth Management to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and certain other areas of the Group running interest rate risk positions actively manage the positions within approved limits. This risk is monitored on a daily basis.
The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 6.9 million as of the end of 1Q14, compared to a valuation increase of CHF 8.5 million as of the end of 4Q13.

Credit risk
Credit risk is the possibility of a loss being incurred by us as the result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a customer default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries from foreclosure, liquidation of collateral, or the restructuring of the debtor company. A change in the credit quality of a counterparty has an impact on the valuation of assets eligible for fair value measurement, with valuation changes recorded in the consolidated statements of operations.

Sources of credit risk
The majority of our credit risk is concentrated in the Wealth Management Clients and Corporate & Institutional Clients businesses within the Private Banking & Wealth Management division and in the Investment Banking division. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions.
Our regular review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment. We regularly review the appropriateness of allowances for credit losses. Changes in the credit quality of counterparties of loans held at fair value are reflected in valuation changes recorded directly in revenues, and therefore are not part of the impaired loans balance.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for further information on credit risk.
> Refer to “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on counterparty credit risk.

Credit risk overview
The following table represents credit risk from loans, irrevocable loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Irrevocable loan commitments include irrevocable credit facilities for Investment Banking and Private Banking & Wealth Management, but do not include unused credit limits which can be revoked at our sole discretion upon notice to the client.

Credit risk
	end of				% change
	1Q14	4Q13		1Q13	QoQ	YoY
Balance sheet (CHF million)
Gross loans	251,629	248,014		249,995	1	1
Loans held-for-sale	20,223	18,914		19,772	7	2
Traded loans	6,427	6,397		5,122	0	25
Derivative instruments [1]	32,432	33,665		35,979	(4)	(10)
Total balance sheet	310,711	306,990		310,868	1	0
Off-balance sheet (CHF million)
Irrevocable loan commitments [2]	103,332	96,990		97,601	7	6
Credit guarantees and similar instruments	4,286	4,214	[3]	12,415	2	(65)
Irrevocable commitments under documentary credits	5,090	5,512		5,498	(8)	(7)
Total off-balance sheet	112,708	106,716		115,514	6	(2)

Total credit risk	423,419	413,706		426,382	2	(1)
Before risk mitigation, for example, collateral and credit hedges.
1 Positive replacement value after netting agreements.
2 Irrevocable loan commitments do not include unused credit limits which are revocable at the Group's sole discretion upon notice to the client. 1Q13 has been adjusted to the current presentation.
3 Prior period has been corrected.

Loans
	Private Banking & Wealth Management						Investment Banking				Credit Suisse			[1]
end of	1Q14		4Q13		1Q13		1Q14	4Q13	1Q13		1Q14	4Q13	1Q13
Loans (CHF million)
Mortgages	95,700		94,978		92,703		0	0	0		95,700	94,978	92,703
Loans collateralized by securities	34,253		31,565		29,251		0	0	0		34,253	31,565	29,251
Consumer finance	5,530		5,672		6,837		253	266	624		5,783	5,938	7,461
Consumer	135,483		132,215		128,791		253	266	624		135,736	132,481	129,415
Real estate	26,302		26,557		25,126		1,018	755	651	[2]	27,320	27,312	25,777	[2]
Commercial and industrial loans	50,799		48,953		50,062		14,931	14,356	15,044	[2]	65,760	63,334	65,128	[2]
Financial institutions	7,987		7,538		7,791		11,485	14,302	17,612	[2]	19,472	21,840	25,403	[2]
Governments and public institutions	1,251		1,236		1,313		2,090	1,811	2,959	[2]	3,341	3,047	4,272	[2]
Corporate & institutional	86,339	[3]	84,284	[3]	84,292	[3]	29,524	31,224	36,266		115,893	115,533	120,580
Gross loans	221,822		216,499		213,083		29,777	31,490	36,890		251,629	248,014	249,995
of which held at fair value	227		226		252		19,753	19,231	22,400		19,980	19,457	22,652
Net (unearned income) / deferred expenses	(84)		(71)		(63)		(20)	(20)	(21)		(104)	(91)	(84)
Allowance for loan losses [4]	(719)		(715)		(782)		(143)	(151)	(134)		(866)	(869)	(916)
Net loans	221,019		215,713		212,238		29,614	31,319	36,735		250,659	247,054	248,995
Impaired loans (CHF million)
Non-performing loans	620		608		708		221	251	221		845	862	929
Non-interest-earning loans	283		280		321		0	1	3		283	281	324
Total non-performing and non-interest-earning loans	903		888		1,029		221	252	224		1,128	1,143	1,253
Restructured loans	0		6		0		0	0	20		0	6	20
Potential problem loans	368		340		494		3	0	14		371	340	508
Total other impaired loans	368		346		494		3	0	34		371	346	528
Gross impaired loans [4]	1,271		1,234		1,523		224	252	258		1,499	1,489	1,781
of which loans with a specific allowance	1,180		1,165		1,393		217	244	189		1,401	1,412	1,582
of which loans without a specific allowance	91		69		130		7	8	69		98	77	199
Allowance for loan losses (CHF million)
Balance at beginning of period [4]	715		723		785		151	146	137		869	871	922
Net movements recognized in statements of operations	31		41		30		(2)	12	(10)		30	54	20
Gross write-offs	(33)		(56)		(52)		(13)	(4)	(2)		(46)	(60)	(54)
Recoveries	6		7		5		4	(1)	2		10	6	7
Net write-offs	(27)		(49)		(47)		(9)	(5)	0		(36)	(54)	(47)
Provisions for interest	2		1		6		3	5	1		5	6	7
Foreign currency translation impact and other adjustments, net	(2)		(1)		8		0	(7)	6		(2)	(8)	14
Balance at end of period [4]	719		715		782		143	151	134		866	869	916
of which individually evaluated for impairment	546		537		593		103	114	96		653	654	689
of which collectively evaluated for impairment	173		178		189		40	37	38		213	215	227
Loan metrics (%)
Total non-performing and non-interest-earning loans / Gross loans [5]	0.4		0.4		0.5		2.2	2.1	1.5		0.5	0.5	0.6
Gross impaired loans / Gross loans [5]	0.6		0.6		0.7		2.2	2.1	1.8		0.6	0.7	0.8
Allowance for loan losses / Total non-performing and non-interest-earning loans [4]	79.6		80.5		76.0		64.7	59.9	59.8		76.8	76.0	73.1
Allowance for loan losses / Gross impaired loans [4]	56.6		57.9		51.3		63.8	59.9	51.9		57.8	58.4	51.4
1 Includes Corporate Center, in addition to Private Banking & Wealth Management and Investment Banking.
2
Prior period has been corrected to reclassify certain counterparty exposures from real estate and commercial and industrial loans to loans to financial institutions and from governments and public institutions to commercial and industrial loans, respectively.

3
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 70,566 million, CHF 67,522 million and CHF 65,929 million as of the end of 1Q14, 4Q13 and 1Q13, respectively.

4 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value.
5 Excludes loans carried at fair value.

Loan exposure
Compared to the end of 4Q13, gross loans increased CHF 3.6 billion to CHF 251.6 billion. In Private Banking & Wealth Management, gross loans were CHF 221.8 billion, up CHF 5.3 billion from 4Q13, reflecting increased lending driven by loans collateralized by securities and commercial and industrial loans. Gross loans in Investment Banking decreased CHF 1.7 billion to CHF 29.8 billion, primarily from decreases in loans to financial institutions, partially offset by higher commercial and industrial loans.
Gross impaired loans were stable at CHF 1.5 billion. In Private Banking & Wealth Management, gross impaired loans slightly increased CHF 37 million to CHF 1.3 billion, primarily due to higher potential problem and non-performing loans. In Investment Banking, gross impaired loans decreased CHF 28 million to CHF 224 million, driven by a loan repayment and a write-off of a non-performing loan.
We recorded a net provision for credit losses of CHF 34 million in 1Q14, compared to CHF 53 million in 4Q13, with a net provision of CHF 33 million in Private Banking & Wealth Management. Investment Banking did not require a provision for credit losses in 1Q14.
Compared to the end of 1Q13, gross loans increased 1%. An increase in Private Banking & Wealth Management of 4% was primarily due to an increase in loans collateralized by securities, higher residential mortgages and higher loans to the real estate sector, partially offset by the US dollar translation impact and a decrease in consumer finance. In Investment Banking, a decrease of 19% was related to lower loans to financial institutions and the US dollar translation impact, partially offset by higher commercial and industrial loans and increased loans to the real estate sector. Gross impaired loans decreased 16% driven by decreases in potential problem loans and total non-performing and non-interest-earning loans across the Group.

Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion. We believe this external rating is a useful measure in determining the financial ability of countries to meet their financial obligations, including giving an indication of vulnerability to adverse business, financial and economic conditions.

Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses on our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our over-the-counter (OTC) derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G-7 and non-G-7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.

Presentation of selected European credit risk exposures
The basis for the presentation of the country exposure is our internal risk domicile view. The risk domicile view is based on the domicile of the legal counterparty, i.e., it may include exposure to a legal entity domiciled in the reported country where its parent is located outside of the country.
The credit risk exposure in the table and the related description of developments is presented on a risk-based view before deduction of any related allowance for loan losses. We present our credit risk exposure and related risk mitigation for the following distinct categories:

– Gross credit risk exposure includes the principal amount of loans drawn, letters of credit issued and undrawn portions of committed facilities, the positive replacement value (PRV) of derivative instruments after consideration of legally enforceable netting agreements, the notional value of investments in money market funds and the market values of securities financing transactions and the debt cash trading portfolio (short-term securities) netted at issuer level.
– Risk mitigation includes CDS and other hedges, at their net notional amount, guarantees, insurance and collateral (primarily cash, securities and, to a lesser extent, real estate, mainly for Private Banking & Wealth Management exposure to corporates & other). Collateral values applied for the calculation of the net exposure are determined in accordance with our risk management policies and reflect applicable margining considerations.
– Net credit risk exposure represents gross credit risk exposure net of risk mitigation.
– Inventory represents the long inventory positions in trading and non-trading physical debt and synthetic positions, each at market value, all netted at issuer level. Physical debt is non-derivative debt positions (e.g., bonds), and synthetic positions are created through OTC contracts (e.g., CDS purchased and/or sold and total return swaps (TRS)).

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
end of 1Q14		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR billion)
Sovereigns	0.6	0.0	0.5		0.1	0.0		(0.2)		0.6	0.1
Total	0.6	0.0	0.5		0.1	0.0		(0.2)		0.6	0.1
Cyprus (EUR billion)
Corporates & other	0.7	0.0	0.7		0.0	0.0		0.0		0.7	0.0
Total	0.7	0.0	0.7		0.0	0.0		0.0		0.7	0.0
Greece (EUR billion)
Sovereigns	0.2	0.0	0.0		0.2	0.0		0.0		0.2	0.2
Corporates & other	0.5	0.0	0.5		0.0	0.0		(0.1)		0.5	0.0
Total	0.7	0.0	0.5		0.2	0.0		(0.1)		0.7	0.2
Ireland (EUR billion)
Financial institutions	0.9	0.0	0.4		0.5	0.2		0.0		1.1	0.7
Corporates & other	0.7	0.0	0.6		0.1	0.0		0.0		0.7	0.1
Total	1.6	0.0	1.0		0.6	0.2		0.0		1.8	0.8
Italy (EUR billion)
Sovereigns	3.6	2.8	0.3		0.5	0.5		(0.3)		4.1	1.0
Financial institutions	1.5	0.0	0.9		0.6	0.1		(0.1)		1.6	0.7
Corporates & other	2.5	0.1	1.9		0.5	0.1		(0.1)		2.6	0.6
Total	7.6	2.9	3.1		1.6	0.7		(0.5)		8.3	2.3
Portugal (EUR billion)
Sovereigns	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0
Financial institutions	0.1	0.0	0.1		0.0	0.1		(0.2)		0.2	0.1
Corporates & other	0.1	0.0	0.1		0.0	0.1		0.0		0.2	0.1
Total	0.3	0.0	0.3		0.0	0.2		(0.2)		0.5	0.2
Spain (EUR billion)
Sovereigns	0.0	0.0	0.0		0.0	0.1		0.1		0.1	0.1
Financial institutions	0.6	0.0	0.4		0.2	0.5		0.1		1.1	0.7
Corporates & other	1.8	0.1	1.1		0.6	0.1		(0.1)		1.9	0.7
Total	2.4	0.1	1.5		0.8	0.7		0.1		3.1	1.5
Total (EUR billion)
Sovereigns	4.5	2.8	0.9		0.8	0.6		(0.4)		5.1	1.4
Financial institutions	3.1	0.0	1.8		1.3	0.9		(0.2)		4.0	2.2
Corporates & other	6.3	0.2	4.9		1.2	0.3		(0.3)		6.6	1.5
Total	13.9	3.0	7.6		3.3	1.8		(0.9)		15.7	5.1
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

CDS presented in the risk mitigation column are purchased as a direct hedge to our OTC exposure and the risk mitigation impact is considered to be the notional amount of the contract for risk purposes, with the mark-to-market fair value of CDS risk-managed against the protection provider. Net notional amounts of CDS reflect the notional amount of CDS protection purchased less the notional amount of CDS protection sold and are based on the origin of the CDS reference credit, rather than that of the CDS counterparty. CDS included in the inventory column represent contracts recorded in our trading books that are hedging the credit risk of the instruments included in the inventory column and are disclosed on the same basis as the value of the fixed income instrument they are hedging.
We do not have any tranched CDS positions on these European countries and only an insignificant amount of indexed credit derivatives is included in inventory.
The credit risk of CDS contracts themselves, i.e., the risk that the CDS counterparty will not perform in the event of a default, is managed separately from the credit risk of the reference credit. To mitigate such credit risk, all CDS contracts are collateralized and executed with counterparties with whom we have an enforceable International Swaps and Derivatives Association (ISDA) master agreement that provides for daily margining.

Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Croatia, Cyprus, Greece, Ireland, Italy, Portugal and Spain as of the end of 1Q14 was EUR 5.1 billion, up from EUR 4.3 billion as of the end of 4Q13. Our net exposure to these sovereigns was EUR 1.4 billion, up from EUR 0.8 billion compared to the end of 4Q13. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 1Q14 included net exposure to financial institutions of EUR 2.2 billion and to corporates and other counterparties of EUR 1.5 billion, compared to EUR 2.3 billion and EUR 1.9 billion, respectively, as of the end of 4Q13. A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries. For credit protection purchased from banks in the disclosed countries, such credit risk is reflected in the gross and net exposure to each respective country.

Sovereign debt rating developments
In 1Q14, the long-term sovereign debt ratings of the countries listed in the table were affected as follows: Standard & Poor’s lowered Croatia’s rating to BB from BB+ and Moody’s increased Ireland’s rating to Baa3 from Ba1 and Spain’s rating to Baa2 from Baa3. The rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Operational risk
Effective January 1, 2014, we have implemented a revised FINMA-approved internal AMA model to calculate the regulatory capital requirement for operational risk. The AMA capital calculation includes all litigation-related provisions and also an add-on component relating to the aggregate range of the reasonably possible litigation losses that are disclosed in our financial statements but are not covered by existing provisions.
> Refer to “Operational risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for further information on the revised AMA model used for regulatory capital calculation.

The increase in the capital required for operational risk primarily reflected the implementation of the revised AMA model, including a limitation set by FINMA of the capital benefit for insurance-based risk transfer to 5% of the total AMA capital charge, and an increase in the aggregate range of reasonably possible litigation losses.

Balance sheet and off-balance sheet
Total assets were CHF 878.1 billion, total liabilities were CHF 833.8 billion and total equity was CHF 44.3 billion. Both total assets and total liabilities were stable for the quarter. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary
	end of			% change
	1Q14	4Q13	1Q13	QoQ	YoY
Assets (CHF million)
Cash and due from banks	65,972	68,692	57,242	(4)	15
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	162,890	160,022	180,513	2	(10)
Trading assets	237,069	229,413	264,201	3	(10)
Net loans	250,659	247,054	248,995	1	1
Brokerage receivables	49,353	52,045	58,538	(5)	(16)
All other assets	112,147	115,580	137,129	(3)	(18)
Total assets	878,090	872,806	946,618	1	(7)
Liabilities and equity (CHF million)
Due to banks	24,211	23,108	35,033	5	(31)
Customer deposits	348,450	333,089	316,681	5	10
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	88,675	94,032	127,182	(6)	(30)
Trading liabilities	73,029	76,635	91,490	(5)	(20)
Long-term debt	132,434	130,042	143,094	2	(7)
Brokerage payables	70,250	73,154	73,466	(4)	(4)
All other liabilities	96,759	95,580	114,726	1	(16)
Total liabilities	833,808	825,640	901,672	1	(8)
Total shareholders' equity	43,230	42,164	37,825	3	14
Noncontrolling interests	1,052	5,002	7,121	(79)	(85)
Total equity	44,282	47,166	44,946	(6)	(1)

Total liabilities and equity	878,090	872,806	946,618	1	(7)

Balance sheet
Total assets were CHF 878.1 billion as of the end of 1Q14, stable from the end of 4Q13, reflecting an increase from operating activities, offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets increased CHF 9.7 billion.
Compared to the end of 4Q13, trading assets increased CHF 7.7 billion, or 3%, due to increases in equity and debt securities, partially offset by a decrease in derivative instruments. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased CHF 2.9 billion, or 2%, primarily due to higher customer and bank cash collateral, partially offset by lower reverse repurchase transactions. Net loans were stable at CHF 250.7 billion, primarily reflecting increased loans collateralized by securities in Private Banking & Wealth Management and increased commercial and industrial loans in Private Banking & Wealth Management and Investment Banking, offset by decreased loans to financial institutions in Investment Banking. Cash and due from banks decreased CHF 2.7 billion, or 4%, driven by decreases in central bank holdings. Brokerage receivables decreased CHF 2.7 billion, or 5%, mainly driven by decreases in margin lending and futures margin, partially offset by increases in open trades. All other assets decreased CHF 3.4 billion, or 3%, including decreases of CHF 2.5 billion in other investments, CHF 0.8 billion in assets of discontinued operations held-for-sale and CHF 0.7 billion in other assets, partially offset by an increase of CHF 0.3 billion in investment securities.
Total liabilities were CHF 833.8 billion as of the end of 1Q14, stable from the end of 4Q13, driven by an increase from operating activities, offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 11.9 billion.
Compared to the end of 4Q13, customer deposits increased CHF 15.4 billion, or 5%, primarily driven by increases in certificates of deposits and investment accounts. Long-term debt increased CHF 2.4 billion, or 2%, primarily reflecting issuances of senior debt, partially offset by maturing of senior debt and non-recourse liabilities from consolidated VIEs. Due to banks increased CHF 1.1 billion, or 5%, mainly driven by increases of deposits with central banks. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 5.4 billion, or 6%, reflecting a decrease in repurchase agreements. Trading liabilities decreased CHF 3.6 billion, or 5%, reflecting a decrease in derivative instruments, partially offset by an increase in short positions. Brokerage payables decreased CHF 2.9 billion, or 4%, primarily due to lower client activity. All other liabilities were stable at CHF 96.8 billion with an increase of CHF 4.0 billion in short-term borrowings and a decrease of CHF 2.7 billion in other liabilities.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.

Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2013 and “Note 25 – Guarantees and commitments” and “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Trading revenues
9 Other revenues
10 Provision for credit losses
11 Compensation and benefits
12 General and administrative expenses
13 Earnings per share
14 Trading assets and liabilities
15 Investment securities
16 Loans, allowance for loan losses and credit quality
17 Other assets and other liabilities
18 Long-term debt
19 Accumulated other comprehensive income and additional share information
20 Offsetting of financial assets and financial liabilities
21 Tax
22 Employee deferred compensation
23 Pension and other post-retirement benefits
24 Derivatives and hedging activities
25 Guarantees and commitments
26 Transfers of financial assets and variable interest entities
27 Financial instruments
28 Assets pledged and collateral
29 Litigation
30 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
to the Board of Directors of

Credit Suisse Group AG, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of March 31, 2014 and 2013 and the related condensed consolidated statements of operations, changes in equity, comprehensive income, and cash flows for the three-month periods ended March 31, 2014 and 2013. These condensed consolidated financial statements are the responsibility of the Group’s management.
We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2013, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated April 3, 2014, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2013, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

Simon Ryder                Anthony Anzevino

Licensed Audit Expert   Global Lead Partner

Zurich, Switzerland

May 2, 2014

[this page intentionally left blank]

Condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
in	1Q14	4Q13	1Q13
Consolidated statements of operations (CHF million)
Interest and dividend income	4,445	4,073	4,822
Interest expense	(2,267)	(2,326)	(3,016)
Net interest income	2,178	1,747	1,806
Commissions and fees	3,275	3,425	3,248
Trading revenues	638	295	1,815
Other revenues	738	672	220
Net revenues	6,829	6,139	7,089
Provision for credit losses	34	53	22
Compensation and benefits	2,993	2,807	2,991
General and administrative expenses	1,690	3,223	1,732
Commission expenses	369	389	470
Total other operating expenses	2,059	3,612	2,202
Total operating expenses	5,052	6,419	5,193
Income/(loss) from continuing operations before taxes	1,743	(333)	1,874
Income tax expense/(benefit)	543	(63)	499
Income/(loss) from continuing operations	1,200	(270)	1,375
Income/(loss) from discontinued operations, net of tax	15	(2)	6
Net income/(loss)	1,215	(272)	1,381
Net income attributable to noncontrolling interests	356	204	78
Net income/(loss) attributable to shareholders	859	(476)	1,303
of which from continuing operations	844	(474)	1,297
of which from discontinued operations	15	(2)	6
Basic earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	0.47	(0.37)	0.76
Basic earnings/(loss) per share from discontinued operations	0.01	0.00	0.00
Basic earnings/(loss) per share	0.48	(0.37)	0.76
Diluted earnings per share (CHF)
Diluted earnings/(loss) per share from continuing operations	0.47	(0.37)	0.75
Diluted earnings/(loss) per share from discontinued operations	0.01	0.00	0.00
Diluted earnings/(loss) per share	0.48	(0.37)	0.75

Consolidated statements of comprehensive income (unaudited)
in	1Q14	4Q13	1Q13
Comprehensive income (CHF million)
Net income/(loss)	1,215	(272)	1,381
Gains/(losses) on cash flow hedges	17	11	2
Foreign currency translation	(273)	(578)	927
Unrealized gains/(losses) on securities	8	(11)	(7)
Actuarial gains/(losses)	35	836	70
Net prior service credit/(cost)	(20)	(15)	(27)
Other comprehensive income/(loss), net of tax	(233)	243	965
Comprehensive income/(loss)	982	(29)	2,346
Comprehensive income attributable to noncontrolling interests	331	143	205
Comprehensive income/(loss) attributable to shareholders	651	(172)	2,141

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	1Q14	4Q13	1Q13
Assets (CHF million)
Cash and due from banks	65,972	68,692	57,242
of which reported at fair value	404	527	575
of which reported from consolidated VIEs	737	952	1,934
Interest-bearing deposits with banks	1,728	1,515	1,781
of which reported at fair value	308	311	416
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	162,890	160,022	180,513
of which reported at fair value	88,081	96,587	106,474
of which reported from consolidated VIEs	1,104	1,959	0
Securities received as collateral, at fair value	23,029	22,800	33,199
of which encumbered	18,184	17,964	22,093
Trading assets, at fair value	237,069	229,413	264,201
of which encumbered	72,288	72,976	75,138
of which reported from consolidated VIEs	3,492	3,610	3,962
Investment securities	3,320	2,987	3,428
of which reported at fair value	3,320	2,987	3,428
of which reported from consolidated VIEs	76	100	20
Other investments	7,806	10,329	12,084
of which reported at fair value	5,274	7,596	9,053
of which reported from consolidated VIEs	1,951	1,983	2,339
Net loans	250,659	247,054	248,995
of which reported at fair value	19,980	19,457	22,652
of which encumbered	702	638	552
of which reported from consolidated VIEs	2,047	4,207	5,465
allowance for loan losses	(866)	(869)	(916)
Premises and equipment	4,926	5,091	5,593
of which reported from consolidated VIEs	505	513	565
Goodwill	7,956	7,999	8,584
Other intangible assets	228	210	256
of which reported at fair value	55	42	42
Brokerage receivables	49,353	52,045	58,538
Other assets	62,405	63,065	72,204
of which reported at fair value	32,588	31,518	35,746
of which encumbered	610	722	722
of which reported from consolidated VIEs	13,711	14,330	17,754
Assets of discontinued operations held-for-sale	749	1,584	0
Total assets	878,090	872,806	946,618

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	1Q14	4Q13	1Q13
Liabilities and equity (CHF million)
Due to banks	24,211	23,108	35,033
of which reported at fair value	1,270	1,450	2,756
Customer deposits	348,450	333,089	316,681
of which reported at fair value	3,170	3,252	4,707
of which reported from consolidated VIEs	233	265	164
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	88,675	94,032	127,182
of which reported at fair value	70,824	76,104	102,500
Obligation to return securities received as collateral, at fair value	23,029	22,800	33,199
Trading liabilities, at fair value	73,029	76,635	91,490
of which reported from consolidated VIEs	18	93	111
Short-term borrowings	24,181	20,193	24,657
of which reported at fair value	6,305	6,053	5,941
of which reported from consolidated VIEs	5,176	4,286	8,443
Long-term debt	132,434	130,042	143,094
of which reported at fair value	64,694	63,369	64,547
of which reported from consolidated VIEs	12,239	12,992	14,508
Brokerage payables	70,250	73,154	73,466
Other liabilities	48,768	51,447	56,870
of which reported at fair value	21,617	21,973	25,233
of which reported from consolidated VIEs	777	710	1,208
Liabilities of discontinued operations held-for-sale	781	1,140	0
Total liabilities	833,808	825,640	901,672
Common shares	64	64	54
Additional paid-in capital	28,406	27,853	23,808
Retained earnings	31,092	30,261	29,474
Treasury shares, at cost	(249)	(139)	(446)
Accumulated other comprehensive income/(loss)	(16,083)	(15,875)	(15,065)
Total shareholders' equity	43,230	42,164	37,825
Noncontrolling interests	1,052	5,002	7,121
Total equity	44,282	47,166	44,946

Total liabilities and equity	878,090	872,806	946,618

end of	1Q14	4Q13	1Q13
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	2,269,616,660	2,269,616,660	2,118,134,039
Common shares issued	1,596,119,349	1,596,119,349	1,339,652,645
Treasury shares	(8,866,124)	(5,183,154)	(27,495,313)
Shares outstanding	1,587,253,225	1,590,936,195	1,312,157,332
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
1Q14 (CHF million)
Balance at beginning of period	64	27,853		30,261	(139)	(15,875)	42,164	5,002	47,166
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	238		–	–	–	238	(1,812)	(1,574)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	21	21
Net income/(loss)	–	–		859	–	–	859	356	1,215
Total other comprehensive income/(loss), net of tax	–	–		–	–	(208)	(208)	(25)	(233)
Sale of treasury shares	–	3		–	1,896	–	1,899	–	1,899
Repurchase of treasury shares	–	–		–	(2,025)	–	(2,025)	–	(2,025)
Share-based compensation, net of tax	–	311	[3]	–	19	–	330	–	330
Dividends paid	–	–		(28)	–	–	(28)	(17)	(45)
Changes in redeemable noncontrolling interests	–	2		–	–	–	2	–	2
Change in scope of consolidation, net	–	–		–	–	–	–	(2,473)	(2,473)
Other	–	(1)		–	–	–	(1)	–	(1)
Balance at end of period	64	28,406		31,092	(249)	(16,083)	43,230	1,052	44,282
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax charge of CHF 48 million from the excess recognized compensation expense over fair value of shares delivered.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
4Q13 (CHF million)
Balance at beginning of period	64	27,503	30,859	(85)	(16,179)	42,162	6,849	49,011
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	–	–	–	–	–	(22)	(22)
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	216	–	–	–	216	(1,876)	(1,660)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	81	81
Net income/(loss)	–	–	(476)	–	–	(476)	213	(263)
Total other comprehensive income/(loss), net of tax	–	–	–	–	304	304	(61)	243
Issuance of common shares	–	18	–	–	–	18	–	18
Sale of treasury shares	–	(6)	–	2,847	–	2,841	–	2,841
Repurchase of treasury shares	–	–	–	(2,904)	–	(2,904)	–	(2,904)
Share-based compensation, net of tax	–	308	–	3	–	311	–	311
Financial instruments indexed to own shares	–	(172)	–	–	–	(172)	–	(172)
Dividends paid	–	–	(122)	–	–	(122)	(19)	(141)
Changes in redeemable noncontrolling interests	–	(5)	–	–	–	(5)	–	(5)
Change in scope of consolidation, net	–	–	–	–	–	–	(163)	(163)
Other	–	(9)	–	–	–	(9)	–	(9)
Balance at end of period	64	27,853	30,261	(139)	(15,875)	42,164	5,002	47,166
1Q13 (CHF million)
Balance at beginning of period	53	23,636	28,171	(459)	(15,903)	35,498	6,786	42,284
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(163)	(163)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	294	294
Net income/(loss)	–	–	1,303	–	–	1,303	80	1,383
Total other comprehensive income/(loss), net of tax	–	–	–	–	838	838	127	965
Issuance of common shares	1	470	–	–	–	471	–	471
Sale of treasury shares	–	(26)	–	2,209	–	2,183	–	2,183
Repurchase of treasury shares	–	–	–	(2,303)	–	(2,303)	–	(2,303)
Share-based compensation, net of tax	–	(350)	–	107	–	(243)	–	(243)
Financial instruments indexed to own shares	–	80	–	–	–	80	–	80
Dividends paid	–	–	–	–	–	–	(11)	(11)
Changes in redeemable noncontrolling interests	–	(2)	–	–	–	(2)	–	(2)
Change in scope of consolidation, net	–	–	–	–	–	–	8	8
Balance at end of period	54	23,808	29,474	(446)	(15,065)	37,825	7,121	44,946

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	1Q14	1Q13
Operating activities of continuing operations (CHF million)
Net income	1,215	1,381
(Income)/loss from discontinued operations, net of tax	(15)	(6)
Income from continuing operations	1,200	1,375
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	300	338
Provision for credit losses	34	22
Deferred tax provision/(benefit)	401	261
Share of net income/(loss) from equity method investments	128	98
Trading assets and liabilities, net	(11,698)	(4,742)
(Increase)/decrease in other assets	(1,538)	(8,575)
Increase/(decrease) in other liabilities	(1,530)	4,422
Other, net	267	515
Total adjustments	(13,636)	(7,661)
Net cash provided by/(used in) operating activities of continuing operations	(12,436)	(6,286)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(213)	188
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(3,710)	8,338
Purchase of investment securities	(430)	(16)
Proceeds from sale of investment securities	27	11
Maturities of investment securities	70	75
Investments in subsidiaries and other investments	(316)	(762)
Proceeds from sale of other investments	504	1,001
(Increase)/decrease in loans	(5,189)	(4,037)
Proceeds from sales of loans	511	275
Capital expenditures for premises and equipment and other intangible assets	(200)	(242)
Proceeds from sale of premises and equipment and other intangible assets	0	7
Other, net	96	(7)
Net cash provided by/(used in) investing activities of continuing operations	(8,850)	4,831

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	1Q14	1Q13
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	17,329	9,139
Increase/(decrease) in short-term borrowings	4,086	5,336
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(4,716)	(9,689)
Issuances of long-term debt	14,689	7,962
Repayments of long-term debt	(12,079)	(16,559)
Issuances of common shares	0	471
Sale of treasury shares	1,899	2,183
Repurchase of treasury shares	(2,025)	(2,303)
Dividends paid	(45)	(11)
Other, net	(850)	(793)
Net cash provided by/(used in) financing activities of continuing operations	18,288	(4,264)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	507	1,294
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	(229)	(96)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(2,720)	(4,521)

Cash and due from banks at beginning of period	68,692	61,763
Cash and due from banks at end of period	65,972	57,242

Supplemental cash flow information (unaudited)
in	1Q14	1Q13
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	369	255
Cash paid for interest	2,649	3,303
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	14	0
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	8	0
Liabilities sold	1	0

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2013 included in the Credit Suisse Annual Report 2013.
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for a description of the Group’s significant accounting policies.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 4Q13 consolidated statements of operations and comprehensive income, the 1Q13 consolidated balance sheets and the 4Q13 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for a description of accounting standards adopted in 2013.

ASC Topic 210 – Balance Sheet
In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11), an update to Accounting Standards Codification (ASC) Topic 210 – Balance Sheet. The amendments in ASU 2011-11 require an entity to prepare additional disclosures about offsetting and related arrangements. In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (ASU 2013-01), an update to ASC Topic 210 – Balance Sheet. ASU 2013-01 clarifies the scope of ASU 2011-11. The adoption of ASU 2011-11 and ASU 2013-01 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.
> Refer to “Note 20 – Offsetting of financial assets and financial liabilities” for further information.

ASC Topic 220 – Comprehensive Income
In January 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02), an update to ASC Topic 220 – Comprehensive Income. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income (AOCI) by component. The adoption of ASU 2013-02 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.
> Refer to “Note 19 – Accumulated other comprehensive income and additional share information” for further information.

ASC Topic 830 – Foreign Currency Matters
In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (ASU 2013-05), an update to ASC Topic 830 – Foreign Currency Matters. The amendments provide guidance for the treatment of the cumulative translation adjustment when an entity ceases to hold a controlling financial interest in a subsidiary or group of assets within a foreign entity. ASU 2013-05 is effective prospectively for interim and annual reporting periods beginning after December 15, 2013 with early adoption permitted. The Group elected to early adopt ASU 2013-05 on January 1, 2013 which did not have a material impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 946 – Financial Services – Investment Companies
In June 2013, the FASB issued ASU 2013-08, “Amendments to the Scope, Measurement, and Disclosure Requirements” (ASU 2013-08) an update to Topic 946 – Financial Services – Investment Companies. The amendments change the approach to the investment company assessment in Topic 946, clarify the characteristics of an investment company and provide comprehensive guidance for assessing whether an entity is an investment company. The adoption of ASU 2013-08 on January 1, 2014 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 205 – Presentation of Financial Statements
ASC Topic 360 – Property, Plant, and Equipment
In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (ASU 2014-08), an update to Topic 205 – Presentation of Financial Statements and Topic 360 – Property, Plant, and Equipment. The amendments change the requirements for reporting discontinued operations and require additional disclosures about discontinued operations. ASU 2014-08 is effective for interim and annual reporting periods beginning after December 15, 2014 with early adoption permitted. The Group will evaluate the impact of adoption of ASU 2014-08 on the Group’s financial position, results of operations and cash flows when any future discontinued operations or disposals are identified.

3 Business developments
Business developments
> Refer to “Note 4 – Discontinued operations” for information on business divestitures in 1Q14.

In April 2014, the Group entered into an agreement with the current head of Credit Suisse Hedging-Griffo Asset Management pursuant to which he will be the controlling shareholder of a new firm, Verde Asset Management, and the Group will be a minority shareholder. The transaction is subject to customary closing conditions and the approval of the change of management to Verde Asset Management by shareholders of the relevant funds managed by Credit Suisse Hedging-Griffo. The transaction is expected to close by year-end 2014.

4 Discontinued operations
In December 2013, the Group announced the sale of its domestic private banking business booked in Germany (German private banking business) to ABN AMRO. This transaction is subject to customary closing conditions and is expected to close in the course of 2014. As of the end of 1Q14, the German private banking business had total assets and liabilities of CHF 749 million and CHF 781 million, respectively, that were held-for-sale. ABN AMRO is a company unrelated to the Group.
In January 2014, the Group completed the sale of CFIG, its private equity fund of funds and co-investment business, to Grosvenor Capital Management and recognized a pre-tax gain on disposal of CHF 91 million in 1Q14 net of allocated goodwill of CHF 23 million. As of the end of 4Q13, CFIG had total assets of CHF 31 million that were held-for-sale. The Group will continue to hold investments in, and have unfunded commitments to, investment funds managed by CFIG. Grosvenor Capital Management is a company unrelated to the Group.
In March 2014, the Group completed the spin-off of DLJ Merchant Banking Partners, the Group’s mid-market leveraged buyout business, for no consideration to aPriori Capital Partners L.P., an independent advisory firm established and controlled by members of the business’ management. The transaction was completed with no gain or loss from disposal and insignificant impact on net revenues, operating expenses and net income/(loss) from discontinued operations for 1Q14 and prior periods have not been restated. The Group will retain certain carried interest rights. aPriori Capital Partners L.P. is a company unrelated to the Group.
> Refer to “Note 4 – Discontinued operations” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information.

Assets held-for-sale
end of	1Q14	4Q13
German private banking business (CHF million)
Cash	234	960
Loans	507	575
Other assets	8	18
Total assets held-for-sale	749	1,553
CFIG (CHF million)
Fees receivable	–	8
Goodwill	–	23
Total assets held-for-sale	–	31
Group (CHF million)
Total assets held-for-sale	749	1,584

Liabilities held-for-sale
end of	1Q14	4Q13
German private banking business (CHF million)
Deposits	740	1,118
Other liabilities	41	22
Total liabilities held-for-sale	781	1,140
Group (CHF million)
Total liabilities held-for-sale	781	1,140

For the operations discontinued in 2013 and 1Q14, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
The results of operations of the businesses sold have been reflected in income/(loss) from discontinued operations in the consolidated statements of operations for the relevant periods presented. The assets and liabilities of discontinued operations for which the sale has not yet been completed are presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, and prior periods are not reclassified.

Income/(loss) from discontinued operations
in	1Q14	4Q13	1Q13
Operations-related (CHF million)
Net revenues	12	48	74
of which German private banking business	8	14	14
of which ETF business	–	–	14
of which Strategic Partners	–	–	14
of which CFIG	0	33	30
Operating expenses	16	28	52
of which German private banking business	14	18	18
of which ETF business	–	–	10
of which Strategic Partners	–	–	6
of which CFIG	0	10	16
Income tax expense/(benefit)	1	7	13
of which German private banking business	0	(2)	(1)
of which ETF business	–	–	2
of which Strategic Partners	–	–	4
of which CFIG	0	9	8
Income/(loss), net of tax	(5)	13	9
of which German private banking business	(6)	(2)	(3)
of which ETF business	–	–	2
of which Strategic Partners	–	–	4
of which CFIG	0	14	6
Transaction-related (CHF million)
Gain on disposal	91	–	–
of which CFIG	91	–	–
Transaction-related expenses	32	25	5
of which German private banking business	26	–	–
of which ETF business	–	–	3
of which CFIG	0	21	2
Income tax expense/(benefit)	39	(10)	(2)
of which ETF business	–	–	(1)
of which CFIG	42	(9)	(1)
Income/(loss), net of tax	20	(15)	(3)
of which German private banking business	(26)	–	–
of which ETF business	–	–	(2)
of which CFIG	49	(12)	(1)
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	15	(2)	6
of which German private banking business	(32)	(2)	(3)
of which ETF business	–	–	0
of which Strategic Partners	–	–	4
of which CFIG	49	2	5

5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of two segments: Private Banking & Wealth Management and Investment Banking. The two segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT. Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. For the operations discontinued, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on segment information, revenue sharing and cost allocation, funding and taxes.

Net revenues and income before taxes
in	1Q14	4Q13	1Q13
Net revenues (CHF million)
Private Banking & Wealth Management	3,240	3,429	3,278
Investment Banking	3,416	2,668	3,945
Corporate Center	(187)	(177)	(205)
Noncontrolling interests without SEI	360	219	71
Net revenues	6,829	6,139	7,089
Income/(loss) from continuing operations before taxes (CHF million)
Private Banking & Wealth Management	1,012	424	881
Investment Banking	827	(564)	1,300
Corporate Center	(439)	(389)	(376)
Noncontrolling interests without SEI	343	196	69
Income/(loss) from continuing operations before taxes	1,743	(333)	1,874

Total assets
end of	1Q14	4Q13	1Q13
Total assets (CHF million)
Private Banking & Wealth Management	285,188	279,139	284,588
Investment Banking	503,883	502,799	582,272
Corporate Center	87,728	87,244	75,339
Noncontrolling interests without SEI	1,291	3,624	4,419
Total assets	878,090	872,806	946,618

6 Net interest income
in	1Q14	4Q13	1Q13
Net interest income (CHF million)
Loans	1,226	1,221	1,188
Investment securities	11	10	12
Trading assets	2,168	1,814	2,425
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	561	556	671
Other	479	472	526
Interest and dividend income	4,445	4,073	4,822
Deposits	(236)	(225)	(258)
Short-term borrowings	(22)	(17)	(80)
Trading liabilities	(761)	(915)	(1,243)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(261)	(212)	(336)
Long-term debt	(927)	(895)	(1,044)
Other	(60)	(62)	(55)
Interest expense	(2,267)	(2,326)	(3,016)
Net interest income	2,178	1,747	1,806

7 Commissions and fees
in	1Q14	4Q13	1Q13
Commissions and fees (CHF million)
Lending business	434	460	441
Investment and portfolio management	934	1,119	904
Other securities business	23	25	28
Fiduciary business	957	1,144	932
Underwriting	460	446	419
Brokerage	973	860	1,045
Underwriting and brokerage	1,433	1,306	1,464
Other services	451	515	411
Commissions and fees	3,275	3,425	3,248

8 Trading revenues
in	1Q14	4Q13	1Q13
Trading revenues (CHF million)
Interest rate products	1,250	(2)	1,697
Foreign exchange products	(1,014)	298	384
Equity/index-related products	176	534	(82)
Credit products	40	(538)	(360)
Commodity, emission and energy products	63	71	43
Other products	123	(68)	133
Trading revenues	638	295	1,815
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on trading revenues and managing trading risks.

9 Other revenues
in	1Q14	4Q13	1Q13
Other revenues (CHF million)
Noncontrolling interests without SEI	358	211	64
Loans held-for-sale	1	(1)	(5)
Long-lived assets held-for-sale	28	45	(15)
Equity method investments	61	147	36
Other investments	110	144	57
Other	180	126	83
Other revenues	738	672	220

10 Provision for credit losses
in	1Q14	4Q13	1Q13
Provision for credit losses (CHF million)
Provision for loan losses	30	54	20
Provision for lending-related and other exposures	4	(1)	2
Provision for credit losses	34	53	22

11 Compensation and benefits
in	1Q14	4Q13	1Q13
Compensation and benefits (CHF million)
Salaries and variable compensation	2,653	2,422	2,582
Social security	188	175	222
Other [1]	152	210	187
Compensation and benefits [2]	2,993	2,807	2,991
1 Includes pension and other post-retirement expense of CHF 84 million, CHF 134 million and CHF 110 million in 1Q14, 4Q13 and 1Q13, respectively.
2 Includes severance and other compensation expense relating to headcount reductions of CHF 24 million, CHF 52 million and CHF 67 million as of 1Q14, 4Q13 and 1Q13, respectively.

12 General and administrative expenses
in	1Q14	4Q13	1Q13
General and administrative expenses (CHF million)
Occupancy expenses	273	327	288
IT, machinery, etc.	341	390	384
Provisions and losses	111	1,483	170
Travel and entertainment	81	92	89
Professional services	526	577	447
Goodwill impairment	0	12	0
Amortization and impairment of other intangible assets	5	6	6
Other	353	336	348
General and administrative expenses	1,690	3,223	1,732

13 Earnings per share
in	1Q14	4Q13		1Q13
Basic net income/(loss) attributable to shareholders (CHF million)
Income/(loss) from continuing operations	844	(474)		1,297
Income/(loss) from discontinued operations, net of tax	15	(2)		6
Net income/(loss) attributable to shareholders	859	(476)		1,303
Preferred securities dividends	(28)	(122)		–
Net income/(loss) attributable to shareholders for basic earnings per share	831	(598)		1,303
Available for common shares	785	(598)		1,033
Available for unvested share-based payment awards	46	0		93
Available for mandatory convertible securities [1]	–	–		177
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	831	(598)		1,303
Income impact of assumed conversion on contracts that may be settled in shares or cash [2]	–	–		(5)
Net income/(loss) attributable to shareholders for diluted earnings per share	831	(598)		1,298
Available for common shares	785	(598)		1,033
Available for unvested share-based payment awards	46	0		92
Available for mandatory convertible securities [1]	–	–		173
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,621.2	1,601.9		1,354.6
Dilutive contracts that may be settled in shares or cash [3]	–	–		24.9
Dilutive share options and warrants	1.4	0.0		2.0
Dilutive share awards	5.2	0.0		1.8
Weighted-average shares outstanding for diluted earnings per share available for common shares [4]	1,627.8	1,601.9	[5]	1,383.3
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	95.5	122.0		122.6
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible securities [1]	–	–		231.8
Basic earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share from continuing operations	0.47	(0.37)		0.76
Basic earnings/(loss) per share from discontinued operations	0.01	0.00		0.00
Basic earnings/(loss) per share available for common shares	0.48	(0.37)		0.76
Diluted earnings/(loss) per share available for common shares (CHF)
Diluted earnings/(loss) per share from continuing operations	0.47	(0.37)		0.75
Diluted earnings/(loss) per share from discontinued operations	0.01	0.00		0.00
Diluted earnings/(loss) per share available for common shares	0.48	(0.37)		0.75
Prior periods have been adjusted to reflect the increase in the number of shares outstanding that arose from the 2Q13 stock dividend, as required under US GAAP.
1 Reflects MACCS issued in July 2012 that were mandatorily convertible into shares on March 29, 2013, which shares were settled and delivered on April 8, 2013.
2
Reflects changes in the fair value of the PAF2 units which are reflected in the net results of the Group until the awards are finally settled. Fair value of the PAF2 units which are reflected in the net results of the Group are not adjusted for 4Q13, as the effect would be antidilutive. In 1Q14, the Group restructured the PAF2 awards as due to regulatory changes the capital relief provided by PAF2 awards was no longer available under Basel III. The PAF2 units were converted into other capital eligible compensation instruments and will no longer be settleable in Credit Suisse Group shares.

3
Reflects weighted-average shares outstanding on PAF2 units. Weighted-average shares on PAF2 units for 4Q13 were excluded from the diluted earnings per share calculation, as the effect would be antidilutive. In 1Q14, the Group restructured the PAF2 awards as due to regulatory changes the capital relief provided by PAF2 awards was no longer available under Basel III. The PAF2 units were converted into other capital eligible compensation instruments and will no longer be settleable in Credit Suisse Group shares.

4
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 9.1 million, 36.0 million and 13.7 million for 1Q14, 4Q13 and 1Q13, respectively.

5
Due to the net loss in 4Q13, 1.7 million weighted-average share options and warrants outstanding and 0.8 million weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

14 Trading assets and liabilities
end of	1Q14	4Q13	1Q13
Trading assets (CHF million)
Debt securities	112,678	110,116	132,709
Equity securities [1]	83,044	76,695	85,087
Derivative instruments [2]	30,538	31,603	33,312
Other	10,809	10,999	13,093
Trading assets	237,069	229,413	264,201
Trading liabilities (CHF million)
Short positions	40,647	40,161	52,348
Derivative instruments [2]	32,382	36,474	39,142
Trading liabilities	73,029	76,635	91,490
1 Including convertible bonds.
2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	1Q14	4Q13	1Q13
Cash collateral – netted (CHF million) [1]
Cash collateral paid	24,735	23,870	35,137
Cash collateral received	19,425	20,500	31,626
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	7,058	8,359	12,030
Cash collateral received	11,984	11,663	13,399
1 Recorded as cash collateral netting on derivative instruments in Note 20 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.

15 Investment securities
end of	1Q14	4Q13	1Q13
Investment securities (CHF million)
Securities available-for-sale	3,320	2,987	3,428
Total investment securities	3,320	2,987	3,428

Investment securities by type
	1Q14				4Q13
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	372	19	1	390	389	15	2	402
Debt securities issued by foreign governments	1,762	42	0	1,804	1,350	39	1	1,388
Corporate debt securities	569	15	0	584	590	16	0	606
Collateralized debt obligations	426	14	0	440	480	11	1	490
Debt securities available-for-sale	3,129	90	1	3,218	2,809	81	4	2,886
Banks, trust and insurance companies	74	20	0	94	74	18	0	92
Industry and all other	8	0	0	8	9	0	0	9
Equity securities available-for-sale	82	20	0	102	83	18	0	101
Securities available-for-sale	3,211	110	1	3,320	2,892	99	4	2,987
Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
1Q14 (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	0	0	26	1	26	1
Debt securities available-for-sale	0	0	26	1	26	1
4Q13 (CHF million)
Debt securities issued by foreign governments	168	2	0	0	168	2
Corporate debt securities	109	1	0	0	109	1
Collateralized debt obligation	10	1	0	0	10	1
Debt securities available-for-sale	287	4	0	0	287	4

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	1Q14		1Q13
in	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	23	4	4	7

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
1Q14 (CHF million)
Due within 1 year	501	504	1.48
Due from 1 to 5 years	1,683	1,744	2.43
Due from 5 to 10 years	866	890	2.16
Due after 10 years	79	80	1.34
Total debt securities	3,129	3,218	2.18

16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.
The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking & Wealth Management and Investment Banking, both of which are engaged in credit activities.
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on loans, allowance for loan losses, credit quality and impaired loans.

Loans
end of	1Q14	4Q13	1Q13
Loans (CHF million)
Mortgages	95,700	94,978	92,703
Loans collateralized by securities	34,253	31,565	29,251
Consumer finance	5,783	5,938	7,461
Consumer	135,736	132,481	129,415
Real estate [1]	27,320	27,312	25,777
Commercial and industrial loans [1]	65,760	63,334	65,128
Financial institutions [1]	19,472	21,840	25,403
Governments and public institutions [1]	3,341	3,047	4,272
Corporate & institutional	115,893	115,533	120,580
Gross loans	251,629	248,014	249,995
of which held at amortized cost	231,649	228,557	227,343
of which held at fair value	19,980	19,457	22,652
Net (unearned income)/deferred expenses	(104)	(91)	(84)
Allowance for loan losses	(866)	(869)	(916)
Net loans	250,659	247,054	248,995
Gross loans by location (CHF million)
Switzerland	153,766	151,992	151,362
Foreign	97,863	96,022	98,633
Gross loans	251,629	248,014	249,995
Impaired loan portfolio (CHF million)
Non-performing loans	845	862	929
Non-interest-earning loans	283	281	324
Total non-performing and non-interest-earning loans	1,128	1,143	1,253
Restructured loans	0	6	20
Potential problem loans	371	340	508
Total other impaired loans	371	346	528
Gross impaired loans	1,499	1,489	1,781
1
Prior periods have been corrected to reclassify certain counterparty exposures from real estate and commercial and industrial loans to loans to financial institutions, and from governments and public institutions to commercial and industrial loans, respectively.

Allowance for loan losses by loan portfolio
	1Q14			4Q13			1Q13
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	267	602	869	271	600	871	288	634	922
Change in scope of consolidation	0	0	0	0	0	0	0	0	0
Net movements recognized in statements of operations	17	13	30	19	35	54	21	(1)	20
Gross write-offs	(26)	(20)	(46)	(28)	(32)	(60)	(33)	(21)	(54)
Recoveries	5	5	10	6	0	6	5	2	7
Net write-offs	(21)	(15)	(36)	(22)	(32)	(54)	(28)	(19)	(47)
Provisions for interest	1	4	5	1	5	6	2	5	7
Foreign currency translation impact and other adjustments, net	(1)	(1)	(2)	(2)	(6)	(8)	2	12	14
Balance at end of period	263	603	866	267	602	869	285	631	916
of which individually evaluated for impairment	213	440	653	217	437	654	232	457	689
of which collectively evaluated for impairment	50	163	213	50	165	215	53	174	227
Gross loans held at amortized cost (CHF million)
Balance at end of period	135,725	95,924	231,649	132,470	96,087	228,557	129,405	97,938	227,343
of which individually evaluated for impairment [1]	560	939	1,499	569	920	1,489	646	1,135	1,781
of which collectively evaluated for impairment	135,165	94,985	230,150	131,901	95,167	227,068	128,759	96,803	225,562
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
	1Q14			4Q13			1Q13
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	11	423	434	0	817	817	0	1,692	1,692
Reclassifications from loans held-for-sale [2]	0	23	23	0	80	80	0	44	44
Reclassifications to loans held-for-sale [3]	0	76	76	0	503	503	0	176	176
Sales [3]	0	53	53	0	424	424	0	117	117
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, quantify, measure, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.
Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses internal risk ratings as credit quality indicators.
The Group employs a set of credit ratings for the purpose of internally rating counterparties. Credit ratings are intended to reflect the risk of default of each obligor or counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.
> Refer to “Credit quality of loans held at amortized cost” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2013 for further information on internal ratings and the scope of the credit quality disclosures.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total
1Q14 (CHF million)
Mortgages	319	2,246	17,772	57,714	16,561	850	24	3	0	211	95,700
Loans collateralized by securities	1,104	453	4,316	26,007	2,162	111	4	7	0	89	34,253
Consumer finance	205	18	105	2,193	2,047	778	53	0	133	240	5,772
Consumer	1,628	2,717	22,193	85,914	20,770	1,739	81	10	133	540	135,725
Real estate	795	1,513	3,117	14,087	6,704	344	0	0	0	104	26,664
Commercial and industrial loans	258	981	2,275	21,897	23,862	3,100	198	19	9	698	53,297
Financial institutions	823	1,741	3,343	5,313	2,635	399	112	18	0	99	14,483
Governments and public institutions	69	339	183	481	123	63	222	0	0	0	1,480
Corporate & institutional	1,945	4,574	8,918	41,778	33,324	3,906	532	37	9	901	95,924
Gross loans held at amortized cost	3,573	7,291	31,111	127,692	54,094	5,645	613	47	142	1,441	231,649
Value of collateral [1]	2,641	5,830	27,581	119,727	45,448	3,311	87	36	11	671	205,343
4Q13 (CHF million)
Mortgages	302	2,257	17,398	57,033	16,857	883	39	0	0	209	94,978
Loans collateralized by securities	182	349	4,214	24,497	2,131	90	2	6	0	94	31,565
Consumer finance	0	14	226	2,501	1,952	824	43	0	119	248	5,927
Consumer	484	2,620	21,838	84,031	20,940	1,797	84	6	119	551	132,470
Real estate	1,344	1,050	3,511	13,669	6,897	322	0	1	0	72	26,866
Commercial and industrial loans	183	740	1,901	21,232	23,131	3,621	232	6	6	671	51,723
Financial institutions	1,319	1,706	4,041	5,625	2,440	776	14	1	0	112	16,034
Governments and public institutions	78	324	178	440	148	73	223	0	0	0	1,464
Corporate & institutional	2,924	3,820	9,631	40,966	32,616	4,792	469	8	6	855	96,087
Gross loans held at amortized cost	3,408	6,440	31,469	124,997	53,556	6,589	553	14	125	1,406	228,557
Value of collateral [1]	2,553	5,046	28,186	116,971	45,376	3,372	102	1	10	616	202,233
1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Value of collateral
In Private Banking & Wealth Management, all collateral values for loans are regularly reviewed according to our risk management policies and directives, with maximum review periods determined by market liquidity, market transparency and appraisal costs. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.
In Investment Banking, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
1Q14 (CHF million)
Mortgages	95,357	118	24	32	169	343	95,700
Loans collateralized by securities	33,995	156	9	4	89	258	34,253
Consumer finance	4,883	554	89	65	181	889	5,772
Consumer	134,235	828	122	101	439	1,490	135,725
Real estate	26,527	28	5	18	86	137	26,664
Commercial and industrial loans	51,975	876	46	32	368	1,322	53,297
Financial institutions	14,169	220	1	3	90	314	14,483
Governments and public institutions	1,478	2	0	0	0	2	1,480
Corporate & institutional	94,149	1,126	52	53	544	1,775	95,924
Gross loans held at amortized cost	228,384	1,954	174	154	983	3,265	231,649
4Q13 (CHF million)
Mortgages	94,657	103	26	25	167	321	94,978
Loans collateralized by securities	31,365	95	2	12	91	200	31,565
Consumer finance	5,218	377	93	55	184	709	5,927
Consumer	131,240	575	121	92	442	1,230	132,470
Real estate	26,774	19	2	2	69	92	26,866
Commercial and industrial loans	50,879	343	77	74	350	844	51,723
Financial institutions	15,841	87	2	1	103	193	16,034
Governments and public institutions	1,459	5	0	0	0	5	1,464
Corporate & institutional	94,953	454	81	77	522	1,134	96,087
Gross loans held at amortized cost	226,193	1,029	202	169	964	2,364	228,557

Impaired loans
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2013 for further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
1Q14 (CHF million)
Mortgages	173	16	189	0	39	39	228
Loans collateralized by securities	19	70	89	0	1	1	90
Consumer finance	236	5	241	0	1	1	242
Consumer	428	91	519	0	41	41	560
Real estate	66	13	79	0	26	26	105
Commercial and industrial loans	292	147	439	0	276	276	715
Financial institutions	59	32	91	0	28	28	119
Corporate & institutional	417	192	609	0	330	330	939
Gross impaired loans	845	283	1,128	0	371	371	1,499
4Q13 (CHF million)
Mortgages	167	13	180	0	45	45	225
Loans collateralized by securities	20	71	91	0	4	4	95
Consumer finance	244	5	249	0	0	0	249
Consumer	431	89	520	0	49	49	569
Real estate	53	15	68	0	5	5	73
Commercial and industrial loans	307	144	451	6	258	264	715
Financial institutions	71	33	104	0	28	28	132
Corporate & institutional	431	192	623	6	291	297	920
Gross impaired loans	862	281	1,143	6	340	346	1,489

Gross impaired loan detail
	1Q14			4Q13
end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	206	195	29	207	197	28
Loans collateralized by securities	66	62	52	67	63	55
Consumer finance	224	205	132	231	211	134
Consumer	496	462	213	505	471	217
Real estate	82	76	14	71	65	15
Commercial and industrial loans	704	653	357	705	656	340
Financial institutions	119	114	69	131	127	82
Corporate & institutional	905	843	440	907	848	437
Gross impaired loans with a specific allowance	1,401	1,305	653	1,412	1,319	654
Mortgages	22	21	–	18	18	–
Loans collateralized by securities	24	24	–	28	28	–
Consumer finance	18	18	–	18	18	–
Consumer	64	63	–	64	64	–
Real estate	23	23	–	2	2	–
Commercial and industrial loans	11	11	–	10	10	–
Financial institutions	0	0	–	1	1	–
Corporate & institutional	34	34	–	13	13	–
Gross impaired loans without specific allowance	98	97	–	77	77	–
Gross impaired loans	1,499	1,402	653	1,489	1,396	654
of which consumer	560	525	213	569	535	217
of which corporate & institutional	939	877	440	920	861	437

Gross impaired loan detail (continued)
	1Q14			4Q13			1Q13
in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	200	0	0	205	0	0	192	0	0
Loans collateralized by securities	65	0	0	68	2	2	69	0	0
Consumer finance	228	0	0	244	0	0	280	0	0
Consumer	493	0	0	517	2	2	541	0	0
Real estate	80	0	0	73	1	1	62	0	0
Commercial and industrial loans	698	0	0	682	1	1	753	3	3
Financial institutions	129	0	0	130	0	0	155	0	0
Governments and public institutions	0	0	0	0	0	0	0	0	0
Corporate & institutional	907	0	0	885	2	2	970	3	3
Gross impaired loans with a specific allowance	1,400	0	0	1,402	4	4	1,511	3	3
Mortgages	20	0	0	22	0	0	38	0	0
Loans collateralized by securities	27	0	0	28	0	0	28	0	0
Consumer finance	18	0	0	18	0	0	37	0	0
Consumer	65	0	0	68	0	0	103	0	0
Real estate	6	0	0	15	0	0	3	0	0
Commercial and industrial loans	11	0	0	20	0	0	119	0	0
Financial institutions	0	0	0	1	0	0	3	0	0
Corporate & institutional	17	0	0	36	0	0	125	0	0
Gross impaired loans without specific allowance	82	0	0	104	0	0	228	0	0
Gross impaired loans	1,482	0	0	1,506	4	4	1,739	3	3
of which consumer	558	0	0	585	2	2	644	0	0
of which corporate & institutional	924	0	0	921	2	2	1,095	3	3

17 Other assets and other liabilities
end of	1Q14	4Q13	1Q13
Other assets (CHF million)
Cash collateral on derivative instruments	7,058	8,359	12,030
Cash collateral on non-derivative transactions	1,541	1,412	1,672
Derivative instruments used for hedging	1,894	2,062	2,667
Assets held-for-sale	20,615	19,306	20,281
of which loans	20,223	18,914	19,772
of which real estate	392	392	508
Assets held for separate accounts	10,268	11,236	13,023
Interest and fees receivable	4,831	4,859	5,350
Deferred tax assets	5,683	6,185	6,968
Prepaid expenses	585	552	862
Failed purchases	2,542	2,365	2,997
Other	7,388	6,729	6,354
Other assets	62,405	63,065	72,204
Other liabilities (CHF million)
Cash collateral on derivative instruments	11,984	11,663	13,399
Cash collateral on non-derivative transactions	754	955	1,660
Derivative instruments used for hedging	512	384	931
Provisions [1]	2,633	2,641	1,511
of which off-balance sheet risk	62	60	63
Liabilities held for separate accounts	10,268	11,236	13,023
Interest and fees payable	5,001	5,641	6,395
Current tax liabilities	841	864	886
Deferred tax liabilities	427	394	160
Failed sales	2,235	2,396	3,234
Other	14,113	15,273	15,671
Other liabilities	48,768	51,447	56,870
1 Includes provisions for bridge commitments.

18 Long-term debt
Long-term debt
end of	1Q14	4Q13	1Q13
Long-term debt (CHF million)
Senior	99,050	96,048	111,962
Subordinated	21,145	21,002	16,624
Non-recourse liabilities from consolidated VIEs	12,239	12,992	14,508
Long-term debt	132,434	130,042	143,094
of which reported at fair value	64,694	63,369	64,547
of which structured notes	38,427	34,815	34,936

Structured notes by product
end of	1Q14	4Q13	1Q13
Structured notes (CHF million)
Equity	26,089	23,313	22,652
Fixed income	6,011	5,573	6,593
Emerging markets [1]	1,643	1,766	1,979
Credit	3,424	3,453	2,340
Other	1,260	710	1,372
Total structured notes	38,427	34,815	34,936
1 Transactions where the return is based on a referenced underlying or counterparty specific to emerging markets.

19 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income
1Q14 (CHF million)
Balance at beginning of period	(11)	(13,674)	52	(2,757)	515	(15,875)
Increase/(decrease)	12	(248)	8	(3)	0	(231)
Increase/(decrease) due to equity method investments	8	0	0	0	0	8
Reclassification adjustments, included in net income	(3)	0	0	38	(20)	15
Total increase/(decrease)	17	(248)	8	35	(20)	(208)
Balance at end of period	6	(13,922)	60	(2,722)	495	(16,083)
4Q13 (CHF million)
Balance at beginning of period	(22)	(13,157)	63	(3,593)	530	(16,179)
Increase/(decrease)	8	(515)	(6)	738	0	225
Increase/(decrease) due to equity method investments	6	0	0	0	0	6
Reclassification adjustments, included in net income	(3)	(2)	(5)	98	(15)	73
Total increase/(decrease)	11	(517)	(11)	836	(15)	304
Balance at end of period	(11)	(13,674)	52	(2,757)	515	(15,875)
1Q13 (CHF million)
Balance at beginning of period	(29)	(12,767)	84	(3,801)	610	(15,903)
Increase/(decrease)	5	754	(7)	6	0	758
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	(3)
Reclassification adjustments, included in net income	0	46	0	64	(27)	83
Total increase/(decrease)	2	800	(7)	70	(27)	838
Balance at end of period	(27)	(11,967)	77	(3,731)	583	(15,065)

Details on significant reclassification adjustments
in	1Q14	4Q13	1Q13
Reclassification adjustments, included in net income (CHF million)
Cumulative translation adjustments
Sale of subsidiaries [1]	0	(2)	46
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	50	129	86
Tax expense/(benefit)	(12)	(31)	(22)
Net of tax	38	98	64
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(25)	(19)	(34)
Tax expense/(benefit)	5	4	7
Net of tax	(20)	(15)	(27)
1
Includes net releases of CHF 46 million in 1Q13 on the sale of JO Hambro. Upon settlement in 3Q13, further net releases of CHF 38 million were recognized. These were reclassified from cumulative translation adjustments and included in net income in other revenues, offset by a gain on the transaction.

2 These components are included in the computation of total benefit costs. Refer to "Note 23 – Pension and other post-retirement benefits" for further information.

Additional share information
	1Q14		4Q13		1Q13
Common shares issued
Balance at beginning of period	1,596,119,349		1,595,433,898		1,320,829,922
Issuance of common shares	0		685,451		18,822,723
of which share-based compensation	0		685,451		18,822,723
Balance at end of period	1,596,119,349		1,596,119,349		1,339,652,645
Treasury shares
Balance at beginning of period	(5,183,154)		(3,032,833)		(27,036,831)
Sale of treasury shares	67,970,125		104,952,416		85,932,507
Repurchase of treasury shares	(72,306,505)		(107,185,940)		(90,504,926)
Share-based compensation	653,410		83,203		4,113,937
Balance at end of period	(8,866,124)		(5,183,154)		(27,495,313)
Common shares outstanding
Balance at end of period	1,587,253,225	[1]	1,590,936,195	[2]	1,312,157,332	[3]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 661,049,598 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 661,049,598 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

3
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 752,676,931 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 732,326,910 of these shares were reserved for capital instruments (including MACCS).

20 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:

– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.

Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.

Derivatives
The Group transacts bilateral OTC derivatives mainly under ISDA Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
	1Q14		4Q13
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	217.0	213.1	265.4	262.1
OTC	180.6	176.1	183.0	178.1
Exchange-traded	0.1	0.1	0.3	0.0
Interest rate products	397.7	389.3	448.7	440.2
OTC	49.1	60.0	58.5	68.2
Exchange-traded	0.2	0.1	0.1	0.2
Foreign exchange products	49.3	60.1	58.6	68.4
OTC	14.0	16.1	15.5	18.6
Exchange-traded	14.8	15.3	14.8	15.1
Equity/index-related products	28.8	31.4	30.3	33.7
OTC-cleared	5.8	5.6	5.2	5.1
OTC	19.4	20.0	20.8	21.2
Credit derivatives	25.2	25.6	26.0	26.3
OTC	3.7	3.1	4.4	4.0
Exchange-traded	0.6	0.6	0.5	0.8
Other products	4.3	3.7	4.9	4.8
OTC-cleared	222.8	218.7	270.6	267.2
OTC	266.8	275.3	282.2	290.1
Exchange-traded	15.7	16.1	15.7	16.1
Total gross derivatives subject to enforceable master netting agreements	505.3	510.1	568.5	573.4
Offsetting (CHF billion)
OTC-cleared	(221.2)	(218.5)	(269.1)	(267.0)
OTC	(246.5)	(253.7)	(260.7)	(265.7)
Exchange-traded	(15.0)	(15.5)	(15.1)	(15.1)
Offsetting	(482.7)	(487.7)	(544.9)	(547.8)
of which counterparty netting	(462.9)	(462.9)	(523.9)	(523.9)
of which cash collateral netting	(19.8)	(24.8)	(21.0)	(23.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.6	0.2	1.5	0.2
OTC	20.3	21.6	21.5	24.4
Exchange-traded	0.7	0.6	0.6	1.0
Total net derivatives subject to enforceable master netting agreements	22.6	22.4	23.6	25.6
Total derivatives not subject to enforceable master netting agreements [1]	9.8	10.5	10.1	11.3
Total net derivatives presented in the consolidated balance sheets	32.4	32.9	33.7	36.9
of which recorded in trading assets and trading liabilities	30.5	32.4	31.6	36.5
of which recorded in other assets and other liabilities	1.9	0.5	2.1	0.4
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged was sold or repledged as of March 31, 2014 and December 31, 2013. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	1Q14				4Q13
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	115.7	(36.9)	78.8		112.0	(25.1)	86.9
Securities borrowing transactions	27.4	(1.4)	26.0		22.7	(1.7)	21.0
Total subject to enforceable master netting agreements	143.1	(38.3)	104.8		134.7	(26.8)	107.9
Total not subject to enforceable master netting agreements [1]	58.1	–	58.1		52.1	–	52.1
Total	201.2	(38.3)	162.9	[2]	186.8	(26.8)	160.0	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 88,081 million and CHF 96,587 million of the total net amount as of the end of 1Q14 and 4Q13, respectively, are reported at fair value.

The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	1Q14				4Q13
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	90.5	(38.3)	52.2		86.5	(26.8)	59.7
Securities lending transactions	9.7	0.0	9.7		6.6	0.0	6.6
Obligation to return securities received as collateral, at fair value	17.0	0.0	17.0		18.5	0.0	18.5
Total subject to enforceable master netting agreements	117.2	(38.3)	78.9		111.6	(26.8)	84.8
Total not subject to enforceable master netting agreements [1]	32.8	–	32.8		32.0	–	32.0
Total	150.0	(38.3)	111.7		143.6	(26.8)	116.8
of which securities sold under repurchase agreements and securities lending transactions	127.0	(38.3)	88.7	[2]	120.8	(26.8)	94.0	[2]
of which obligation to return securities received as collateral, at fair value	23.0	0.0	23.0		22.8	0.0	22.8
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 70,824 million and CHF 76,104 million of the total net amount as of the end of 1Q14 and 4Q13, respectively, are reported at fair value.

The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.

Amounts not offset in the consolidated balance sheets
	1Q14						4Q13
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	22.6	4.7		0.0		17.9	23.6	4.9		0.1		18.6
Securities purchased under resale agreements	78.8	78.8		0.0		0.0	86.9	86.9		0.0		0.0
Securities borrowing transactions	26.0	25.4		0.0		0.6	21.0	20.2		0.0		0.8
Total financial assets subject to enforceable master netting agreements	127.4	108.9		0.0		18.5	131.5	112.0		0.1		19.4
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	22.4	9.2		0.0		13.2	25.6	9.9		0.0		15.7
Securities sold under repurchase agreements	52.2	52.2		0.0		0.0	59.7	59.7		0.0		0.0
Securities lending transactions	9.7	8.3		0.0		1.4	6.6	6.2		0.0		0.4
Obligation to return securities received as collateral, at fair value	17.0	16.5		0.0		0.5	18.5	17.5		0.0		1.0
Total financial liabilities subject to enforceable master netting agreements	101.3	86.2		0.0		15.1	110.4	93.3		0.0		17.1
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of CDS and credit insurance contracts. Therefore the net exposure presented in the table above is not representative for the Group’s counterparty exposure.

21 Tax
The income tax expense of CHF 543 million recorded in 1Q14 included the impact of the geographical mix of results and an income tax expense of CHF 151 million from a change in the New York state tax laws enacted in 1Q14 which resulted in a decrease of related deferred tax assets.
The presentation of net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities is in accordance with ASC Topic 740 – Income Taxes guidance to interim reporting. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of March 31, 2014, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 6.4 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 72 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2010; Brazil – 2008; Japan – 2008; the UK – 2006; the US – 2006; and the Netherlands – 2005.

Effective tax rate
in	1Q14	4Q13	1Q13
Effective tax rate (%)	31.2	18.9	26.6

Tax expense reconciliation
in	1Q14
CHF million
Income tax expense/(benefit) computed at the Swiss statutory tax rate of 22%	383
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	118
Changes in tax law and rates	151
Other non-deductible expenses	57
Changes in deferred tax valuation allowance	6
Lower taxed income	(29)
Income taxable to noncontrolling interests	(140)
Tax deductible impairments of Swiss subsidiary investments	(18)
Other	15
Income tax expense	543
Foreign tax rate differential
1Q14 included a foreign tax expense of CHF 118 million in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US.

Changes in tax law and rates
1Q14 included a tax expense of CHF 151 million related to the change in New York state tax laws.

Other non-deductible expenses
1Q14 included non-deductible interest expenses of CHF 39 million, non-deductible bank levy costs and other non-deductible expenses of CHF 18 million.

Changes in deferred tax valuation allowance
1Q14 included the impact of the increase of valuation allowances of CHF 12 million in respect of three of the Group’s operating entities, two in Europe and one in Asia, partially offset by the release of valuation allowances in respect of two of the Group’s operating entities in Europe of CHF 6 million. All impacts are related to estimated current year earnings.

Lower taxed income
1Q14 included a CHF 17 million income tax benefit related to non-taxable life insurance income, and a tax benefit of CHF 12 million from non-taxable dividends.

Other
1Q14 included a tax expense of CHF 9 million relating to the increase of tax contingency accruals.

Net deferred tax assets
end of	1Q14	4Q13
Net deferred tax assets (CHF million)
Deferred tax assets	5,683	6,185
of which net operating losses	1,436	1,380
of which deductible temporary differences	4,247	4,805
Deferred tax liabilities	(427)	(394)
Net deferred tax assets	5,256	5,791

22 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, CCA, COF awards, Plus Bond awards, Partner Asset Facilities awards, Adjustable Performance Plan awards, Restricted Cash Awards, Scaled Incentive Share Units (SISUs), Incentive Share Units (ISUs) and other cash awards.
> Refer to “Note 28 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information.

The following tables show the expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 1Q14 and prior periods and the associated remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized deferred compensation expense was based on the fair value of each award on the date of grant and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.

Deferred compensation expense
in	1Q14	4Q13	1Q13
Deferred compensation expense (CHF million)
Share awards	250	174	254
Performance share awards	172	122	204
Contingent Capital Awards	96	–	–
Capital Opportunity Facility awards	1	–	–
Plus Bond awards [1]	10	11	10
2011 Partner Asset Facility awards [2]	11	57	(7)
Adjustable Performance Plan share awards	1	4	5
Adjustable Performance Plan cash awards [3]	(2)	(2)	(3)
Restricted Cash Awards	23	28	54
Scaled Incentive Share Units	0	9	7
Incentive Share Units [3]	0	(1)	(2)
2008 Partner Asset Facility awards [2]	22	13	42
Other cash awards	128	100	117
Discontinued operations	(3)	(4)	(1)
Total deferred compensation expense	709	511	680
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 1Q13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.
3 Includes forfeitures.

Additional information
end of	1Q14
Estimated unrecognized deferred compensation expense (CHF million)
Share awards	1,378
Performance share awards	692
Contingent Capital Awards	318
Capital Opportunity Facility	8
Plus Bond awards	14
Adjustable Performance Plan share awards	7
Adjustable Performance Plan cash awards	9
Restricted Cash Awards	107
Other cash awards	243
Estimated unrecognized deferred compensation expense	2,776

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3

1Q14 activity
In 1Q14, the Group granted share awards, performance share awards and CCA as part of the 2013 variable compensation. Expense recognition for these awards began in 1Q14 and will continue over the remaining service or vesting period of each respective award.

Share awards
In 1Q14, the Group granted 32.0 million share awards at a weighted average share price of CHF 28.11. Each share award granted entitles the holder of the award to receive one Group share, does not contain a leverage component or a multiplier effect and is subject to service conditions as it vests over three years, such that the share awards vest equally on each of the three anniversaries of the grant date. Share awards granted after January 1, 2014 do not include the right to receive dividend equivalents during the vesting period.

Performance share awards
In 1Q14, the Group granted 24.3 million performance share awards at a weighted average share price of CHF 28.13. Each performance share award granted entitles the holder of the award to receive one Group share. Performance share awards also vest over three years, such that the share awards vest equally on each of the three anniversaries of the grant date. Unlike share awards, however, the outstanding performance share awards are subject to a negative adjustment in the event of a divisional loss or a negative return on equity of the Group. Performance share awards granted after January 1, 2014 do not include the right to receive dividend equivalents during the vesting period.

Contingent Capital Awards
In 1Q14, managing directors and directors were granted a new form of award, CCA. The Group awarded CHF 391 million of CCA, which will vest on the third anniversary of the grant date and will be expensed over the vesting period.

Scaled Incentive Share Units
In 1Q14, SISU leverage units granted in 2010 were settled. In accordance with the terms of the plan, the SISU leverage units did not have a value at settlement.

2011 Partner Asset Facility
In 1Q14, the Group restructured the PAF2 awards. PAF2 awards were linked to a portfolio of the Group’s credit exposures, providing risk offset and capital relief. Due to regulatory changes, this capital relief would no longer be available. As a result of the restructuring, PAF2 holders were required to reallocate the exposure of their awards from the pool of counterparty credit risks in the original PAF2 structure to one of the following options, or a combination thereof: i) COF: participants elected for their award to be referenced to a COF. The COF is a seven-year facility that is linked to the performance of a portfolio of risk-transfer and capital mitigation transactions to be entered into with the Group chosen by a COF management team. The value of the COF awards will be reduced if there are losses from the COF portfolio, up to the full amount of the award. Participants who elected the COF will receive semi-annual US dollar cash distributions of 6.5% per annum until settlement in cash in 2021, and such semi-annual distributions will reduce the cash settlement amount payable in 2021; and ii) CCA: participants elected to receive CCA, with similar terms to the instruments granted as part of the 2013 compensation awards. The principal differences between the two forms of CCA are that these CCA are expected to settle approximately one year earlier and provide semi-annual cash payments of interest equivalents at slightly lower rates. Settlement is expected to occur in February 2016, subject to regulatory approvals.
In March 2014, 5,084 employees converted their PAF2 holdings of CHF 684 million into CCA (CHF 516 million) and COF (CHF 168 million).

Amendment to share plans
The terms of all past and future share-based awards granted to the Executive Board were amended in 2014 to enable election of settlement in cash or shares. The amendments permit Executive Board members to elect once a year, at a predefined date in advance of settlement, to receive their vested share-based awards in the form of shares, cash or 50% in the form of shares and 50% in cash, in each case based on the Group share price at the time of settlement. An election to receive cash is subject to reversal if the Group share price falls by more than 25% between election and settlement. The timing and pricing of settlement will be the same as under the previous award plan and as under the plans of the non-Executive Board population. This change does not affect deferred share-based awards to non-Executive Board members, which will continue to be settled in the form of Group shares.

Share-based award activity
	1Q14
Number of awards (in millions)	Share awards	Performance share awards	Adjustable Performance Plan share awards		SISU awards	ISU awards
Share-based award activities
Balance at beginning of period	72.9	41.4	14.5		4.7	1.2
Granted	32.0	24.3	0.8	[1]	0.0	0.0
Settled	(1.0)	0.0	0.0		0.0	0.0
Forfeited	(0.3)	0.0	0.0		0.0	(0.2)
Balance at end of period	103.6	65.7	15.3		4.7	1.0
of which vested	30.4	17.7	8.3		4.7	0.1
of which unvested	73.2	48.0	7.0		0.0	0.9
1 Represents additional units earned in 1Q14 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

23 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 529 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2014. As of the end of 1Q14, CHF 147 million of contributions had been made.

Components of total benefit costs
in	1Q14	4Q13	1Q13
Total benefit costs (CHF million)
Service costs on benefit obligation	69	90	94
Interest costs on benefit obligation	120	108	109
Expected return on plan assets	(181)	(184)	(184)
Amortization of recognized prior service cost/(credit)	(22)	(23)	(23)
Amortization of recognized actuarial losses	50	90	86
Net periodic benefit costs	36	81	82
Settlement losses/(gains)	0	39	0
Curtailment losses/(gains)	(3)	4	(11)
Special termination benefits	3	3	8
Total benefit costs	36	127	79

24 Derivatives and hedging activities
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information.

Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 27 – Financial instruments” for further information.

Fair value of derivative instruments
	Trading			Hedging			[1]
end of 1Q14	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	11,184.9	2.9	3.0	0.0	0.0	0.0
Swaps	30,209.3	348.2	342.1	64.5	2.5	0.8
Options bought and sold (OTC)	3,802.7	45.7	45.7	0.0	0.0	0.0
Futures	950.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	656.5	0.3	0.1	0.0	0.0	0.0
Interest rate products	46,804.3	397.1	390.9	64.5	2.5	0.8
Forwards	2,193.1	16.8	16.5	26.3	0.1	0.2
Swaps	1,403.9	25.3	36.5	0.0	0.0	0.0
Options bought and sold (OTC)	989.3	9.6	10.6	9.4	0.0	0.0
Futures	45.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	13.1	0.2	0.1	0.0	0.0	0.0
Foreign exchange products	4,644.6	51.9	63.7	35.7	0.1	0.2
Forwards	3.7	0.7	0.0	0.0	0.0	0.0
Swaps	243.2	4.8	7.2	0.0	0.0	0.0
Options bought and sold (OTC)	235.7	10.8	10.3	0.0	0.0	0.0
Futures	51.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	407.4	16.9	17.1	0.0	0.0	0.0
Equity/index-related products	941.8	33.2	34.6	0.0	0.0	0.0
Credit derivatives [2]	1,421.2	25.6	26.1	0.0	0.0	0.0
Forwards	20.0	0.6	0.7	0.0	0.0	0.0
Swaps	47.5	2.6	2.0	0.0	0.0	0.0
Options bought and sold (OTC)	34.9	0.9	0.8	0.0	0.0	0.0
Futures	29.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	52.1	0.6	0.8	0.0	0.0	0.0
Other products [3]	184.0	4.7	4.3	0.0	0.0	0.0
Total derivative instruments	53,995.9	512.5	519.6	100.2	2.6	1.0
The notional amount, PRV and NRV (trading and hedging) was CHF 54,096.1 billion, CHF 515.1 billion and CHF 520.6 billion, respectively, as of March 31, 2014.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q13	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	9,366.2	2.5	2.6	0.0	0.0	0.0
Swaps	30,589.6	399.6	393.8	68.5	2.8	0.7
Options bought and sold (OTC)	3,889.5	44.3	44.9	0.0	0.0	0.0
Futures	830.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	705.9	0.3	0.2	0.0	0.0	0.0
Interest rate products	45,382.0	446.7	441.5	68.5	2.8	0.7
Forwards	2,098.0	21.6	21.5	30.5	0.3	0.1
Swaps	1,382.1	28.9	39.2	0.0	0.0	0.0
Options bought and sold (OTC)	815.6	10.7	11.6	9.4	0.0	0.0
Futures	48.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.5	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	4,350.0	61.3	72.5	39.9	0.3	0.1
Forwards	4.0	0.7	0.1	0.0	0.0	0.0
Swaps	236.1	5.4	7.9	0.0	0.0	0.0
Options bought and sold (OTC)	225.3	12.2	12.0	0.0	0.0	0.0
Futures	50.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	416.2	17.0	17.2	0.0	0.0	0.0
Equity/index-related products	932.2	35.3	37.2	0.0	0.0	0.0
Credit derivatives [2]	1,483.3	26.8	27.2	0.0	0.0	0.0
Forwards	19.2	0.7	1.1	0.0	0.0	0.0
Swaps	45.4	2.9	2.5	0.0	0.0	0.0
Options bought and sold (OTC)	35.2	1.1	1.0	0.0	0.0	0.0
Futures	31.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	48.9	0.7	0.9	0.0	0.0	0.0
Other products [3]	179.8	5.4	5.5	0.0	0.0	0.0
Total derivative instruments	52,327.3	575.5	583.9	108.4	3.1	0.8
The notional amount, PRV and NRV (trading and hedging) was CHF 52,435.7 billion, CHF 578.6 billion and CHF 584.7 billion, respectively, as of December 31, 2013.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Netting of derivative instruments
> Refer to “Derivatives” in Note 20 – Offsetting of financial assets and financial liabilities for further information of the netting of derivative instruments.

Fair value hedges
in	1Q14	4Q13	1Q13
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(290)	59	88
Foreign exchange products	0	(1)	(2)
Total	(290)	58	86
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	300	(55)	(86)
Foreign exchange products	0	1	2
Total	300	(54)	(84)
Details of fair value hedges (CHF million)
Net gains on the ineffective portion	10	4	2
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	1Q14	4Q13	1Q13
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	14	9	5
Foreign exchange products	9	6	(3)
Total	23	15	2
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	4	2	1
Foreign exchange products [2]	(1)	0	(1)
Total	3	2	0
1 Included in trading revenues.
2 Included in other revenues.

As of the end of 1Q14, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was three years.
The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 10 million.

Net investment hedges
in	1Q14	4Q13	1Q13
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	59	198	(551)
Total	59	198	(551)
Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
	1Q14				4Q13
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	11.7	1.1	0.2	13.0	11.7	1.1	0.1	12.9
Collateral posted	10.7	1.1	–	11.8	10.6	1.2	–	11.8
Additional collateral required in a one-notch downgrade event	0.5	0.6	0.0	1.1	0.6	0.8	0.0	1.4
Additional collateral required in a two-notch downgrade event	2.1	0.9	0.0	3.0	2.3	1.1	0.0	3.4

Credit derivatives
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on credit derivatives.

Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. TRS of CHF 9.4 billion and CHF 7.4 billion as of the end of 1Q14 and 4Q13, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.

Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.

Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.

Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

Credit protection sold/purchased
	1Q14						4Q13
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(290.6)	274.5		(16.1)	36.7	5.4	(305.9)	287.9		(18.0)	37.7	5.2
Non-investment grade	(101.3)	97.1		(4.2)	11.1	2.6	(108.7)	104.9		(3.8)	10.5	2.5
Total single-name instruments	(391.9)	371.6		(20.3)	47.8	8.0	(414.6)	392.8		(21.8)	48.2	7.7
of which sovereign	(78.7)	76.1		(2.6)	8.3	(0.1)	(88.1)	85.0		(3.1)	8.9	(0.4)
of which non-sovereign	(313.2)	295.5		(17.7)	39.5	8.1	(326.5)	307.8		(18.7)	39.3	8.1
Multi-name instruments (CHF billion)
Investment grade [2]	(198.7)	196.2		(2.5)	57.9	1.9	(219.1)	212.1		(7.0)	47.3	3.3
Non-investment grade	(66.8)	64.6	[3]	(2.2)	10.1	3.1	(65.0)	59.0	[3]	(6.0)	13.5	1.5
Total multi-name instruments	(265.5)	260.8		(4.7)	68.0	5.0	(284.1)	271.1		(13.0)	60.8	4.8
of which sovereign	(9.9)	9.7		(0.2)	1.1	0.1	(10.8)	10.9		0.1	1.1	0.0
of which non-sovereign	(255.6)	251.1		(4.5)	66.9	4.9	(273.3)	260.2		(13.1)	59.7	4.8
Total instruments (CHF billion)
Investment grade [2]	(489.3)	470.7		(18.6)	94.6	7.3	(525.0)	500.0		(25.0)	85.0	8.5
Non-investment grade	(168.1)	161.7		(6.4)	21.2	5.7	(173.7)	163.9		(9.8)	24.0	4.0
Total instruments	(657.4)	632.4		(25.0)	115.8	13.0	(698.7)	663.9		(34.8)	109.0	12.5
of which sovereign	(88.6)	85.8		(2.8)	9.4	0.0	(98.9)	95.9		(3.0)	10.0	(0.4)
of which non-sovereign	(568.8)	546.6		(22.2)	106.4	13.0	(599.8)	568.0		(31.8)	99.0	12.9
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes the Clock Finance transaction.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.

Credit derivatives
end of	1Q14	4Q13
Credit derivatives (CHF billion)
Credit protection sold	657.4	698.7
Credit protection purchased	632.4	663.9
Other protection purchased	115.8	109.0
Other instruments [1]	15.6	11.7
Total credit derivatives	1,421.2	1,483.3
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.

Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
1Q14 (CHF billion)
Single-name instruments	82.5	267.4	42.0	391.9
Multi-name instruments	17.0	201.2	47.3	265.5
Total instruments	99.5	468.6	89.3	657.4
4Q13 (CHF billion)
Single-name instruments	91.2	281.4	42.0	414.6
Multi-name instruments	19.2	208.2	56.7	284.1
Total instruments	110.4	489.6	98.7	698.7

25 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2013 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
1Q14 (CHF million)
Credit guarantees and similar instruments	2,776	1,510	4,286	4,205		16	2,377
Performance guarantees and similar instruments	4,667	3,198	7,865	7,101		74	3,455
Securities lending indemnifications	11,922	0	11,922	11,922		0	11,922
Derivatives [2]	19,278	11,390	30,668	30,668		800	–	[3]
Other guarantees	3,393	1,186	4,579	4,567		36	2,457
Total guarantees	42,036	17,284	59,320	58,463		926	20,211
4Q13 (CHF million)
Credit guarantees and similar instruments [4]	2,688	1,526	4,214	4,066		14	2,333
Performance guarantees and similar instruments [4]	4,910	3,136	8,046	7,125		107	3,312
Securities lending indemnifications	11,479	0	11,479	11,479		0	11,479
Derivatives [2]	18,247	13,403	31,650	31,650		715	–	[3]
Other guarantees	4,003	1,212	5,215	5,191		3	2,631
Total guarantees	41,327	19,277	60,604	59,511		839	19,755
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
4 Prior period has been corrected.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2013 to June 30, 2014 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
With respect to its outstanding repurchase claims, the Group is unable to estimate reasonably possible losses in excess of the amounts accrued because of the heterogeneity of its portfolio, the complexity of legal and factual determinations related to each claim, the limited amount of discovery and/or other factors.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to March 31, 2014 by counterparty type and the development of outstanding repurchase claims and provisions for outstanding repurchase claims in 1Q14, 4Q13 and 1Q13, including realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
January 1, 2004 to March 31, 2014 (USD billion)
Government-sponsored enterprises	8.2
Private investors [1]	23.7
Non-agency securitizations	134.1	[2]
Total residential mortgage loans sold	166.0
1 Primarily banks.
2
Of the total residential mortgage loans sold to non-agency securitizations USD 25.7 billion were outstanding as of the end of 1Q14. The difference of the total balance of mortgage loans sold and the outstanding balance as of the end of 1Q14 is attributable to borrower payments of USD 89.5 billion and losses of USD 18.9 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	1Q14					4Q13
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total		Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	77	420	83	580		66	419	72	557
New claims	6	1	6	13		21	2	541	564
Claims settled through repurchases	0	0	0	0	[1]	0	(1)	0	(1)	[1]
Other settlements	(3)	(1)	(5)	(9)	[2]	(5)	0	0	(5)	[2]
Total claims settled	(3)	(1)	(5)	(9)		(5)	(1)	0	(6)
Claims rescinded	(11)	0	0	(11)		(5)	0	0	(5)
Transfers to/from arbitration and litigation, net [3]	0	(2)	(1)	(3)		0	0	(530)	(530)
Balance at end of period	69	418	83	570		77	420	83	580

	1Q13
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	67	464	1,395	1,926
New claims	12	22	340	374
Claims settled through repurchases	(3)	0	0	(3)	[1]
Other settlements	(3)	0	(3)	(6)	[2]
Total claims settled	(6)	0	(3)	(9)
Claims rescinded	(6)	(4)	0	(10)
Transfers to/from arbitration and litigation, net [3]	0	0	(334)	(334)
Balance at end of period	67	482	1,398	1,947
1 Settled at a repurchase price of USD 0 million, USD 0 million and USD 3 million in 1Q14, 4Q13 and 1Q13, respectively.
2 Settled at USD 7 million, USD 3 million and USD 5 million in 1Q14, 4Q13 and 1Q13, respectively.
3 Refer to "Note 29 – Litigation" for repurchase claims that are in arbitration or litigation.

Provisions for outstanding repurchase claims
	1Q14		4Q13		1Q13
Provisions for outstanding repurchase claims (USD million) [1]
Balance at beginning of period	146		88		55
Increase/(decrease) in provisions, net	(3)		61		12
Realized losses [2]	(7)	[3]	(3)	[4]	(8)	[5]
Balance at end of period	136	[6]	146	[6]	59	[4]
1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 29 – Litigation" for further information.
2 Includes indemnifications paid to resolve loan repurchase claims.
3 Primarily related to non-agency securitizations.
4 Primarily related to government-sponsored enterprises.
5 Primarily related to government-sponsored enterprises and non-agency securitizations.
6 Primarily related to government-sponsored enterprises and private investors.

Representations and warranties relating to residential mortgage loans sold to non-agency securitization vehicles are more limited in scope than those relating to residential mortgage loans sold to GSEs, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties on residential mortgage loans sold in non-agency securitizations. The Group is involved in litigation relating to representations and warranties on residential mortgage loans sold.
> Refer to “Note 29 – Litigation” for further information.

Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are addressed in litigation and related loss contingencies and provisions.
Repurchase claims relating to residential mortgage loans sold may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2013 for a description of these guarantees.

Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2013 for a description of these commitments.

Other commitments
	1Q14						4Q13
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	5,062	28	5,090	4,991		3,156	5,484	28	5,512	5,452		3,381
Irrevocable loan commitments [2]	32,964	70,368	103,332	99,781		54,013	27,250	69,740	96,990	92,732		47,996
Forward reverse repurchase agreements	32,377	0	32,377	32,377		32,377	26,893	0	26,893	26,893		26,893
Other commitments	2,269	1,221	3,490	3,490		410	2,481	1,410	3,891	3,891		350
Total other commitments	72,672	71,617	144,289	140,639		89,956	62,108	71,178	133,286	128,968		78,620
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 91,854 million and CHF 90,254 million of unused credit limits as of the end of 1Q14 and 4Q13, respectively, which were revocable at the Group's sole discretion upon notice to the client.

26 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), RMBS and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include CDOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 1Q14 and 1Q13 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	1Q14	1Q13
Gains and cash flows (CHF million)
CMBS
Net gain [1]	1	4
Proceeds from transfer of assets	673	1,359
Cash received on interests that continue to be held	30	11
RMBS
Net gain [1]	8	3
Proceeds from transfer of assets	5,220	8,062
Purchases of previously transferred financial assets or its underlying collateral	(4)	(3)
Servicing fees	0	1
Cash received on interests that continue to be held	88	136
Other asset-backed financings
Net gain [1]	15	5
Proceeds from transfer of assets	943	140
Purchases of previously transferred financial assets or its underlying collateral [2]	0	(32)
Cash received on interests that continue to be held	2	222
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2013 for a detailed description of continuing involvement in transferred financial assets.

The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 1Q14 and 4Q13, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	1Q14	4Q13
CHF million
CMBS
Principal amount outstanding	38,774	37,308
Total assets of SPE	49,371	48,715
RMBS
Principal amount outstanding	40,719	45,571
Total assets of SPE	43,764	48,741
Other asset-backed financings
Principal amount outstanding	26,368	27,854
Total assets of SPE	26,368	27,854
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 27 – Financial instruments” for information on fair value hierarchy levels.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	1Q14							4Q13
at time of transfer			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			369				643			633				2,993
of which level 2			369				565			476				2,879
of which level 3			0				78			156				114
Weighted-average life, in years			3.5				4.6			7.3				7.7
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	6.0	–	23.0			–	[2]	2.0	–	31.0
Cash flow discount rate (rate per annum), in % [3]	1.0	–	6.0		3.0	–	15.0	1.6	–	11.6		0.0	–	45.9
Expected credit losses (rate per annum), in %	1.0	–	2.0		3.0	–	14.0	0.0	–	7.5		0.0	–	45.8
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 1Q14 and 4Q13.

Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	1Q14											4Q13
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			1,677				2,370			245				1,132				2,354			284
of which non-investment grade			44				412			173				26				359			204
Weighted-average life, in years			5.2				8.0			4.5				6.5				8.6			3.7
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	26.7			–				–		1.0	–	23.5			–
Impact on fair value from 10% adverse change			–				(29.3)			–				–				(26.6)			–
Impact on fair value from 20% adverse change			–				(58.5)			–				–				(48.6)			–
Cash flow discount rate (rate per annum), in % [4]	0.1	–	23.8		0.2	–	35.5	0.9	–	21.2		1.1	–	37.1		1.7	–	22.4	1.0	–	23.1
Impact on fair value from 10% adverse change			(27.1)				(56.4)			(3.5)				(25.5)				(65.0)			(2.4)
Impact on fair value from 20% adverse change			(53.2)				(109.6)			(7.1)				(50.0)				(124.9)			(4.9)
Expected credit losses (rate per annum), in %	0.0	–	23.3		1.1	–	34.2	0.5	–	12.1		0.2	–	36.6		0.1	–	17.3	0.7	–	21.0
Impact on fair value from 10% adverse change			(12.9)				(35.1)			(1.6)				(10.9)				(42.2)			(0.4)
Impact on fair value from 20% adverse change			(25.5)				(68.8)			(2.9)				(21.5)				(79.6)			(0.7)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 1Q14 and 4Q13.
> Refer to “Note 28 – Assets pledged and collateral” for further information.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	1Q14	4Q13
CHF million
CMBS
Other assets	380	432
Liability to SPE, included in Other liabilities	(380)	(432)
Other asset-backed financings
Trading assets	168	216
Other assets	160	157
Liability to SPE, included in Other liabilities	(328)	(373)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2013 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.

Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 50 days and 19 days as of 1Q14 and 4Q13, respectively. As of 1Q14 and 4Q13, Alpine had the highest short-term ratings from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poor’s and F-1 by Fitch. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including residential mortgages, financial services, auto and equipment loans or leases and advance financing receivables. As of 1Q14 and 4Q13, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 1.9 years and 2.1 years as of 1Q14 and 4Q13, respectively.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 1Q14 and 4Q13.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
1Q14 (CHF million)
Cash and due from banks	449	1	16	102	135	34	737
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,104	0	0	0	0	1,104
Trading assets	809	49	0	1,571	682	381	3,492
Investment securities	0	76	0	0	0	0	76
Other investments	0	0	0	0	1,472	479	1,951
Net loans	0	655	842	0	18	532	2,047
Premises and equipment	0	0	0	0	434	71	505
Other assets	7,254	1,501	3,060	3	275	1,618	13,711
of which loans held-for-sale	7,218	0	2,637	0	55	1	9,911
Total assets of consolidated VIEs	8,512	3,386	3,918	1,676	3,016	3,115	23,623
Customer deposits	0	0	0	0	0	233	233
Trading liabilities	8	0	0	0	7	3	18
Short-term borrowings	0	5,176	0	0	0	0	5,176
Long-term debt	8,510	18	2,974	273	96	368	12,239
Other liabilities	17	19	94	19	157	471	777
Total liabilities of consolidated VIEs	8,535	5,213	3,068	292	260	1,075	18,443
4Q13 (CHF million)
Cash and due from banks	702	1	2	100	87	60	952
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,959	0	0	0	0	1,959
Trading assets	869	51	3	1,687	665	335	3,610
Investment securities	0	100	0	0	0	0	100
Other investments	0	0	0	0	1,491	492	1,983
Net loans	0	2,012	885	0	779	531	4,207
Premises and equipment	0	0	0	0	447	66	513
Other assets	7,516	1,473	3,353	0	308	1,680	14,330
of which loans held-for-sale	7,479	0	3,093	0	56	0	10,628
Total assets of consolidated VIEs	9,087	5,596	4,243	1,787	3,777	3,164	27,654
Customer deposits	0	0	0	0	0	265	265
Trading liabilities	9	0	0	0	8	76	93
Short-term borrowings	0	4,280	0	7	0	(1)	4,286
Long-term debt	9,067	17	3,187	179	93	449	12,992
Other liabilities	34	16	67	2	153	438	710
Total liabilities of consolidated VIEs	9,110	4,313	3,254	188	254	1,227	18,346

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2013 for further information on non-consolidated VIEs.

Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations	Funds	Loans	Other	Total
1Q14 (CHF million)
Trading assets	296	5,596	965	590	678	8,125
Net loans	3	973	2,826	2,517	1,378	7,697
Other assets	0	6	21	0	194	221
Total variable interest assets	299	6,575	3,812	3,107	2,250	16,043
Maximum exposure to loss	299	10,163	3,973	6,452	2,417	23,304
Non-consolidated VIE assets	11,493	104,780	51,300	30,232	18,365	216,170
4Q13 (CHF million)
Trading assets	183	4,920	979	725	713	7,520
Net loans	2	613	2,812	2,856	1,282	7,565
Other assets	0	0	47	0	6	53
Total variable interest assets	185	5,533	3,838	3,581	2,001	15,138
Maximum exposure to loss	186	7,496	4,026	7,433	2,090	21,231
Non-consolidated VIE assets	10,211	101,524	55,509	31,144	19,450	217,838

27 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:

– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes)
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.

Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on the Group’s concentrations of credit risk.

Fair value measurement
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.
In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.
The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as CVA) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.
ASU 2011-04 permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. This change to the fair value measurement guidance is consistent with industry practice. As such, the Group continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Group reflects the net exposure to credit risk for its derivative instruments where the Group has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default. Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:

– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.
– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis
end of 1Q14	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	404	0	0		404
Interest-bearing deposits with banks	0	308	0	0		308
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	88,012	69	0		88,081
Debt	310	1,070	0	0		1,380
of which corporates	0	1,059	0	0		1,059
Equity	21,445	204	0	0		21,649
Securities received as collateral	21,755	1,274	0	0		23,029
Debt	44,072	63,927	4,679	0		112,678
of which foreign governments	43,720	6,443	14	0		50,177
of which corporates	31	24,334	2,059	0		26,424
of which RMBS	0	25,046	702	0		25,748
of which CMBS	0	5,341	283	0		5,624
of which CDO	0	2,696	1,324	0		4,020
Equity	76,233	6,245	566	0		83,044
Derivatives	5,820	501,539	5,113	(481,934)		30,538
of which interest rate products	822	394,688	1,586	–		–
of which foreign exchange products	284	51,194	459	–		–
of which equity/index-related products	4,544	27,571	1,062	–		–
of which credit derivatives	0	24,522	1,094	–		–
Other	3,459	4,282	3,068	0		10,809
Trading assets	129,584	575,993	13,426	(481,934)		237,069
Debt	2,194	1,024	0	0		3,218
of which foreign governments	1,804	0	0	0		1,804
of which corporates	0	584	0	0		584
of which CDO	0	440	0	0		440
Equity	2	98	2	0		102
Investment securities	2,196	1,122	2	0		3,320
Private equity	0	0	1,308	0		1,308
of which equity funds	0	0	639	0		639
Hedge funds	0	162	316	0		478
of which debt funds	0	119	305	0		424
Other equity investments	76	136	1,691	0		1,903
of which private	0	91	1,691	0		1,782
Life finance instruments	0	0	1,585	0		1,585
Other investments	76	298	4,900	0		5,274
Loans	0	11,105	8,875	0		19,980
of which commercial and industrial loans	0	6,242	6,220	0		12,462
of which financial institutions	0	3,784	1,203	0		4,987
Other intangible assets (mortgage servicing rights)	0	0	55	0		55
Other assets	4,565	22,608	6,094	(679)		32,588
of which loans held-for-sale	0	14,148	5,555	0		19,703
Total assets at fair value	158,176	701,124	33,421	(482,613)		410,108
Less other investments - equity at fair value attributable to noncontrolling interests	(72)	(145)	(770)	0		(987)
Less assets consolidated under ASU 2009-17 [2]	0	(8,110)	(2,609)	0		(10,719)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	158,104	692,869	30,042	(482,613)		398,402
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 1Q14	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	1,270	0	0		1,270
Customer deposits	0	3,112	58	0		3,170
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	70,824	0	0		70,824
Debt	310	1,070	0	0		1,380
of which corporates	0	1,059	0	0		1,059
Equity	21,445	204	0	0		21,649
Obligation to return securities received as collateral	21,755	1,274	0	0		23,029
Debt	18,365	5,604	0	0		23,969
of which foreign governments	18,266	633	0	0		18,899
of which corporates	21	4,511	0	0		4,532
Equity	16,435	219	15	0		16,669
Derivatives	4,764	509,866	4,977	(487,216)		32,391
of which interest rate products	645	389,120	1,111	–		–
of which foreign exchange products	326	62,580	816	–		–
of which equity/index-related products	3,608	29,575	1,447	–		–
of which credit derivatives	0	24,899	1,198	–		–
Trading liabilities	39,564	515,689	4,992	(487,216)		73,029
Short-term borrowings	0	6,109	196	0		6,305
Long-term debt	0	54,192	10,502	0		64,694
of which treasury debt over two years	0	8,139	0	0		8,139
of which structured notes over two years	0	22,919	7,211	0		30,130
of which non-recourse liabilities	0	8,914	2,397	0		11,311
Other liabilities	0	18,619	3,415	(417)		21,617
of which failed sales	0	513	1,104	0		1,617
Total liabilities at fair value	61,319	671,089	19,163	(487,633)		263,938
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q13	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	527	0	0		527
Interest-bearing deposits with banks	0	311	0	0		311
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	96,383	204	0		96,587
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Securities received as collateral	21,098	1,702	0	0		22,800
Debt	41,829	63,218	5,069	0		110,116
of which foreign governments	40,199	6,980	230	0		47,409
of which corporates	14	24,268	2,128	0		26,410
of which RMBS	0	23,343	436	0		23,779
of which CMBS	0	5,255	417	0		5,672
of which CDO	0	3,305	1,567	0		4,872
Equity	70,322	5,778	595	0		76,695
Derivatives	6,610	563,649	5,217	(543,873)		31,603
of which interest rate products	1,065	444,056	1,574	–		–
of which foreign exchange products	8	60,807	484	–		–
of which equity/index-related products	5,278	28,763	1,240	–		–
of which credit derivatives	0	25,662	1,138	–		–
Other	3,691	4,479	2,829	0		10,999
Trading assets	122,452	637,124	13,710	(543,873)		229,413
Debt	1,788	1,098	0	0		2,886
of which foreign governments	1,386	2	0	0		1,388
of which corporates	0	606	0	0		606
of which CDO	0	490	0	0		490
Equity	2	97	2	0		101
Investment securities	1,790	1,195	2	0		2,987
Private equity	0	0	3,345	0		3,345
of which equity funds	0	0	2,236	0		2,236
Hedge funds	0	289	392	0		681
of which debt funds	0	174	329	0		503
Other equity investments	283	55	1,632	0		1,970
of which private	0	15	1,630	0		1,645
Life finance instruments	0	0	1,600	0		1,600
Other investments	283	344	6,969	0		7,596
Loans	0	11,459	7,998	0		19,457
of which commercial and industrial loans	0	6,302	5,309	0		11,611
of which financial institutions	0	4,484	1,322	0		5,806
Other intangible assets (mortgage servicing rights)	0	0	42	0		42
Other assets	4,861	21,530	6,159	(1,032)		31,518
of which loans held-for-sale	0	12,770	5,615	0		18,385
Total assets at fair value	150,484	770,575	35,084	(544,905)		411,238
Less other investments - equity at fair value attributable to noncontrolling interests	(246)	(149)	(2,781)	0		(3,176)
Less assets consolidated under ASU 2009-17 [2]	0	(8,996)	(2,458)	0		(11,454)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	150,238	761,430	29,845	(544,905)		396,608
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q13	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	1,450	0	0		1,450
Customer deposits	0	3,197	55	0		3,252
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	75,990	114	0		76,104
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Obligation to return securities received as collateral	21,098	1,702	0	0		22,800
Debt	19,037	5,311	2	0		24,350
of which foreign governments	18,863	603	0	0		19,466
of which corporates	1	4,130	2	0		4,133
Equity	15,476	309	17	0		15,802
Derivatives	5,879	572,444	5,545	(547,385)		36,483
of which interest rate products	896	439,446	1,129	–		–
of which foreign exchange products	14	71,547	938	–		–
of which equity/index-related products	4,691	30,622	1,896	–		–
of which credit derivatives	0	25,942	1,230	–		–
Trading liabilities	40,392	578,064	5,564	(547,385)		76,635
Short-term borrowings	0	5,888	165	0		6,053
Long-term debt	0	53,589	9,780	0		63,369
of which treasury debt over two years	0	9,081	0	0		9,081
of which structured notes over two years	0	20,679	6,217	0		26,896
of which non-recourse liabilities	0	9,509	2,552	0		12,061
Other liabilities	0	19,511	2,861	(399)		21,973
of which failed sales	0	638	1,143	0		1,781
Total liabilities at fair value	61,490	739,391	18,539	(547,784)		271,636
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 1Q14, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers were primarily in debt and equity as pricing inputs became more observable. Transfers out of level 1 to level 2 were primarily from trading assets. The transfers were primarily in equity as suitable closing prices were unobtainable as of the end of 1Q14.

Transfers between level 1 and level 2
	1Q14		1Q13
in	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	237	0	25	107
Equity	202	31	300	144
Derivatives	32	0	130	0
Trading assets	471	31	455	251
Liabilities (CHF million)
Debt	109	0	1	0
Equity	81	14	187	17
Derivatives	34	2	211	6
Trading liabilities	224	16	399	23

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
1Q14	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	0	(135)	0	0	0	0	0		0	0		0	0	69
Debt	5,069	291	(897)	1,562	(1,477)	0	0	(56)		217	0		0	(30)	4,679
of which corporates	2,128	68	(359)	473	(344)	0	0	(65)		166	0		0	(8)	2,059
of which RMBS	436	174	(103)	269	(107)	0	0	8		31	0		0	(6)	702
of which CMBS	417	29	(142)	30	(33)	0	0	1		(16)	0		0	(3)	283
of which CDO	1,567	13	(83)	787	(976)	0	0	(2)		28	0		0	(10)	1,324
Equity	595	72	(193)	181	(145)	0	0	54		6	0		0	(4)	566
Derivatives	5,217	164	(137)	0	0	757	(1,119)	15		251	0		0	(35)	5,113
of which interest rate products	1,574	32	(4)	0	0	42	(261)	1		216	0		0	(14)	1,586
of which equity/index-related products	1,240	17	(44)	0	0	168	(152)	11		(172)	0		0	(6)	1,062
of which credit derivatives	1,138	94	(83)	0	0	177	(357)	0		133	0		0	(8)	1,094
Other	2,829	191	(62)	481	(464)	0	(6)	5		119	0		0	(25)	3,068
Trading assets	13,710	718	(1,289)	2,224	(2,086)	757	(1,125)	18		593	0		0	(94)	13,426
Investment securities	2	0	0	0	0	0	0	0		0	0		0	0	2
Equity	5,369	0	(14)	394	(2,787)	0	0	0		6	0		349	(2)	3,315
Life finance instruments	1,600	0	0	50	(74)	0	0	0		20	0		0	(11)	1,585
Other investments	6,969	0	(14)	444	(2,861)	0	0	0		26	0		349	(13)	4,900
Loans	7,998	20	(154)	141	(452)	1,570	(173)	0		(9)	0		0	(66)	8,875
of which commercial and industrial loans	5,309	18	(154)	139	(207)	1,252	(152)	0		64	0		0	(49)	6,220
of which financial institutions	1,322	2	0	2	(79)	34	(17)	0		(54)	0		0	(7)	1,203
Other intangible assets (mortgage servicing rights)	42	0	0	14	0	0	0	0		0	0		(1)	0	55
Other assets	6,159	893	(763)	919	(1,139)	180	(234)	4		107	0		0	(32)	6,094
of which loans held-for-sale [2]	5,615	892	(749)	874	(1,090)	180	(235)	10		86	0		0	(28)	5,555
Total assets at fair value	35,084	1,631	(2,355)	3,742	(6,538)	2,507	(1,532)	22		717	0		348	(205)	33,421
Liabilities (CHF million)
Customer deposits	55	0	0	0	0	0	0	0		2	0		0	1	58
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	0	(114)	0	0	0	0	0		0	0		0	0	0
Trading liabilities	5,564	346	(426)	0	(5)	449	(1,106)	158		46	0		0	(34)	4,992
of which interest rate derivatives	1,129	26	(5)	0	0	6	(154)	2		115	0		0	(8)	1,111
of which foreign exchange derivatives	938	0	0	0	0	2	(107)	0		(10)	0		0	(7)	816
of which equity/index-related derivatives	1,896	186	(350)	0	0	366	(490)	155		(306)	0		0	(10)	1,447
of which credit derivatives	1,230	108	(67)	0	0	0	(286)	1		220	0		0	(8)	1,198
Short-term borrowings	165	12	(27)	0	0	138	(93)	(1)		2	0		0	0	196
Long-term debt	9,780	444	(579)	0	0	1,748	(923)	(4)		120	0		0	(84)	10,502
of which structured notes over two years	6,217	109	(241)	0	0	1,407	(319)	(2)		100	0		0	(60)	7,211
of which non-recourse liabilities	2,552	325	(115)	0	0	88	(469)	2		27	0		0	(13)	2,397
Other liabilities	2,861	74	(25)	75	(236)	633	(149)	8		74	0		118	(18)	3,415
of which failed sales	1,143	65	(7)	61	(198)	0	0	0		48	0		0	(8)	1,104
Total liabilities at fair value	18,539	876	(1,171)	75	(241)	2,968	(2,271)	161		244	0		118	(135)	19,163
Net assets/(liabilities) at fair value	16,545	755	(1,184)	3,667	(6,297)	(461)	739	(139)		473	0		230	(70)	14,258
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized gains recorded in trading revenues of CHF 2 million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
1Q13	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Debt	5,888	265	(379)	1,338	(2,648)	0	0	15		137	0		0	199	4,815
of which corporates	3,192	72	(129)	645	(1,171)	0	0	1		61	0		0	124	2,795
of which RMBS	724	134	(142)	203	(262)	0	0	4		13	0		0	25	699
of which CMBS	1,023	20	(88)	50	(692)	0	0	(2)		49	0		0	19	379
of which CDO	447	1	(12)	393	(486)	0	0	0		22	0		0	16	381
Equity	485	132	(32)	91	(178)	0	0	2		14	0		0	15	529
Derivatives	6,650	124	(329)	0	0	292	(581)	25		(51)	0		0	217	6,347
of which interest rate products	1,859	9	(118)	0	0	52	(71)	2		(194)	0		0	57	1,596
of which equity/index-related products	1,920	48	(31)	0	0	56	(172)	4		93	0		0	67	1,985
of which credit derivatives	1,294	67	(175)	0	0	52	(173)	18		1	0		0	44	1,128
Other	2,486	38	(159)	986	(1,159)	0	(16)	1		(8)	0		0	82	2,251
Trading assets	15,509	559	(899)	2,415	(3,985)	292	(597)	43		92	0		0	513	13,942
Investment securities	170	0	0	0	(4)	0	0	0		1	0		0	8	175
Equity	6,366	0	(8)	628	(928)	0	0	0		7	0		120	206	6,391
Life finance instruments	1,818	0	0	49	(83)	0	0	0		(16)	0		0	63	1,831
Other investments	8,184	0	(8)	677	(1,011)	0	0	0		(9)	0		120	269	8,222
Loans	6,619	32	(1,377)	231	(285)	2,294	(371)	0		47	0		1	266	7,457
of which commercial and industrial loans	4,778	20	(57)	220	(167)	462	(271)	0		(52)	0		1	173	5,107
of which financial institutions	1,530	11	0	11	(118)	118	(101)	0		(27)	0		0	52	1,476
Other intangible assets (mortgage servicing rights)	43	0	0	0	0	0	0	0		0	0		(2)	1	42
Other assets	5,164	661	(1,055)	1,094	(1,018)	407	(333)	20		(30)	0		0	189	5,099
of which loans held-for-sale	4,463	650	(1,055)	1,012	(888)	407	(333)	20		11	0		0	166	4,453
Total assets at fair value	35,689	1,252	(3,339)	4,417	(6,303)	2,993	(1,301)	63		101	0		119	1,246	34,937
Liabilities (CHF million)
Customer deposits	25	0	0	0	0	28	0	0		(1)	0		(1)	0	51
Trading liabilities	5,356	246	(403)	50	(125)	268	(682)	41		321	0		0	178	5,250
of which interest rate derivatives	1,357	24	(70)	0	0	107	(10)	3		(174)	0		0	40	1,277
of which foreign exchange derivatives	1,648	13	(13)	0	0	10	(359)	(1)		163	0		0	53	1,514
of which equity/index-related derivatives	1,003	21	(53)	0	0	83	(172)	8		287	0		0	40	1,217
of which credit derivatives	819	166	(181)	0	0	47	(107)	37		34	0		0	29	844
Short-term borrowings	124	45	(6)	0	0	88	(31)	0		0	0		0	6	226
Long-term debt	10,098	590	(892)	0	0	1,845	(1,569)	19		(11)	0		0	368	10,448
of which structured notes over two years	6,189	189	(667)	0	0	1,078	(594)	10		(58)	0		0	238	6,385
of which non-recourse liabilities	2,551	382	(188)	0	0	160	(680)	10		67	0		0	77	2,379
Other liabilities	2,848	11	(69)	47	(136)	0	(31)	(7)		(23)	0		79	94	2,813
of which failed sales	1,160	0	(59)	0	(101)	0	0	(1)		(16)	0		0	38	1,021
Total liabilities at fair value	18,451	892	(1,370)	97	(261)	2,229	(2,313)	53		286	0		78	646	18,788
Net assets/(liabilities) at fair value	17,238	360	(1,969)	4,320	(6,042)	764	1,012	10		(185)	0		41	600	16,149
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

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Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	1Q14				1Q13
in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	334	230	564	[1]	(175)	41	(134)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(234)	23	(211)		(648)	92	(556)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Transfers in and out of level 3
Transfers into level 3 assets during 1Q14 were CHF 1,631 million, primarily from loans held-for-sale and trading assets. The transfers were primarily in the corporate credit and alternative investment businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 1Q14 were CHF 2,355 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the corporate credit and prime services businesses due to improved observability of pricing data and increased availability of pricing information from external providers.

Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes: (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Group determines the reasonableness of the fair value of its financial instruments.
On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.
The results of these meetings are aggregated for presentation to the Valuation and Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Group. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the Group’s Executive Board through the VARMC.
One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.
Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.
For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.
The Group performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. Significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.

Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price, buyback probability, correlation and credit spread. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).

CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include earnings before interest, taxes, depreciation and amortization (EBITDA) multiple, discount rate and capitalization rate.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, than the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
Our valuation of derivatives does not include an adjustment for the cost of funding uncollateralized OTC derivatives due to a lack of clear observability in the marketplace.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility, volatility skew, prepayment rate, credit spread, basis spread and mean reversion.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate and correlation.

Equity and index-related derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include correlation, volatility, skew and buyback probability.
Generally, the interrelationship between the volatility and correlation is positively correlated.

Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread, correlation and price. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.

Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.

Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published net asset values (NAVs). Most of these investments are classified as level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not current with observed market movements, it is probable that these investments will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. Unobservable inputs may include credit spread, contingent probability and EBITDA multiple. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.

Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Accrual based Private Banking & Wealth Management loans, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.

Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility and price.
Generally, the interrelationships between volatility, skew, correlation, gap risk and credit spreads inputs are positively correlated.

Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.

Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of buyback probability, EBITDA multiple, market implied life expectancy (for life finance instruments), correlation, price, volatility, volatility skew, funding spread and contingent probability, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), capitalization rate, discount rate, prepayment rate, recovery rate and credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input gap risk would increase the fair value. An increase in the significant unobservable inputs basis spread, mean reversion and skew would decrease the fair value.

Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets at fair value
end of 1Q14	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	69	Discounted cash flow	Funding spread, in bp		350	350	350
Debt	4,679
of which corporates	2,059
of which	154	Option model	Correlation, in %		(92)	98	13
			Buyback probability, in %	[2]	50	100	63
of which	649	Market comparable	Price, in %		0	135	86
of which	1,017	Discounted cash flow	Credit spread, in bp		13	1,460	399
of which RMBS	702	Discounted cash flow	Discount rate, in %		2	33	9
			Prepayment rate, in %		0	36	8
			Default rate, in %		0	26	4
			Loss severity, in %		0	100	40
of which CMBS	283	Discounted cash flow	Capitalization rate, in %		8	12	9
			Discount rate, in %		2	38	9
			Prepayment rate, in %		0	15	11
			Default rate, in %		0	21	1
			Loss severity, in %		0	40	3
of which CDO	1,324
of which	109	Vendor price	Price, in %		0	102	88
of which	204	Discounted cash flow	Discount rate, in %		1	15	8
			Prepayment rate, in %		0	30	9
			Default rate, in %		0	15	3
			Loss severity, in %		0	100	39
of which	890	Market comparable	Price, in %		86	193	170
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 1Q14	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Equity	566
of which	244	Market comparable		EBITDA multiple		3		12		8
				Price, in %		0		198		66
of which	27	Discounted cash flow		Capitalization rate, in %		7		7		7
				Discount rate, in %		15		15		15
Derivatives	5,113
of which interest rate products	1,586	Option model		Correlation, in %		15		100		81
				Prepayment rate, in %		5		31		24
				Volatility, in %		2		31		6
				Volatility skew, in %		(9)		3		(1)
				Credit spread, in bp		44		580		223
of which equity/index-related products	1,062	Option model		Correlation, in %		(92)		98		13
				Volatility, in %		3		205		25
of which credit derivatives	1,094	Discounted cash flow		Credit spread, in bp		1		2,037		180
				Recovery rate, in %		0		77		20
				Discount rate, in %		6		28		14
				Default rate, in %		1		19		7
				Loss severity, in %		10		100		56
				Correlation, in %		42		97		74
				Prepayment rate, in %		0		20		5
Other	3,068
of which	2,413	Market comparable		Price, in %		0		104		44
of which	617	Discounted cash flow		Market implied life expectancy, in years		3		20		9
Trading assets	13,426
Investment securities	2	–		–		–		–		–
Private equity	1,308	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	316	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	1,691
of which private	1,691
of which	349	Discounted cash flow		Contingent probability, in %		59		59		59
of which	955	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Life finance instruments	1,585	Discounted cash flow		Market implied life expectancy, in years		1		21		9
Other investments	4,900
Loans	8,875
of which commercial and industrial loans	6,220
of which	5,164	Discounted cash flow		Credit spread, in bp		10		2,528		412
of which	844	Market comparable		Price, in %		0		101		86
of which financial institutions	1,203	Discounted cash flow		Credit spread, in bp		115		864		360
Other intangible assets (mortgage servicing rights)	55	–		–		–		–		–
Other assets	6,094
of which loans held-for-sale	5,555
of which	2,042	Vendor price		Price, in %		0		159		100
of which	813	Discounted cash flow		Credit spread, in bp		75		1,438		288
of which	2,344	Market comparable		Price, in %		0		101		54
Total level 3 assets at fair value	33,421
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q13	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	Discounted cash flow	Funding spread, in bp		90	350	178
Debt	5,069
of which corporates	2,128
of which	129	Option model	Correlation, in %		(83)	96	14
			Buyback probability, in %	[2]	50	100	62
of which	592	Market comparable	Price, in %		0	112	91
of which	807	Discounted cash flow	Credit spread, in bp		22	957	348
of which RMBS	436	Discounted cash flow	Discount rate, in %		2	33	9
			Prepayment rate, in %		0	27	7
			Default rate, in %		0	25	5
			Loss severity, in %		0	100	48
of which CMBS	417	Discounted cash flow	Capitalization rate, in %		5	12	9
			Discount rate, in %		1	30	9
			Prepayment rate, in %		0	20	10
			Default rate, in %		0	18	1
			Loss severity, in %		0	40	3
of which CDO	1,567
of which	118	Vendor price	Price, in %		0	100	94
of which	278	Discounted cash flow	Discount rate, in %		2	24	6
			Prepayment rate, in %		0	30	7
			Default rate, in %		1	15	3
			Loss severity, in %		25	100	68
of which	423	Market comparable	Price, in %		85	101	98
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q13	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Equity	595
of which	270	Market comparable		EBITDA multiple		3		12		7
of which	35	Discounted cash flow		Capitalization rate, in %		7		7		7
				Discount rate, in %		15		15		15
Derivatives	5,217
of which interest rate products	1,574	Option model		Correlation, in %		15		100		82
				Prepayment rate, in %		5		31		24
				Volatility, in %		2		31		6
				Volatility skew, in %		(9)		2		(1)
				Credit spread, in bp		95		2,054		218
of which equity/index-related products	1,240	Option model		Correlation, in %		(83)		96		14
				Volatility, in %		2		252		26
of which credit derivatives	1,138	Discounted cash flow		Credit spread, in bp		1		2,054		298
				Recovery rate, in %		0		77		25
				Discount rate, in %		4		29		14
				Default rate, in %		1		16		6
				Loss severity, in %		10		100		59
				Correlation, in %		34		97		83
				Prepayment rate, in %		0		17		5
Other	2,829
of which	2,139	Market comparable		Price, in %		0		146		34
of which	589	Discounted cash flow		Market implied life expectancy, in years		3		19		9
Trading assets	13,710
Investment securities	2	–		–		–		–		–
Private equity	3,345	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	392	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	1,632
of which private	1,630
of which	384	Discounted cash flow		Credit spread, in bp		897		3,175		1,207
				Contingent probability, in %		59		59		59
of which	813	Market comparable		EBITDA multiple		1		10		8
Life finance instruments	1,600	Discounted cash flow		Market implied life expectancy, in years		1		21		9
Other investments	6,969
Loans	7,998
of which commercial and industrial loans	5,309
of which	4,526	Discounted cash flow		Credit spread, in bp		50		2,488		504
of which	326	Market comparable		Price, in %		0		100		69
of which financial institutions	1,322	Discounted cash flow		Credit spread, in bp		98		884		302
Other intangible assets (mortgage servicing rights)	42	–		–		–		–		–
Other assets	6,159
of which loans held-for-sale	5,615
of which	1,954	Vendor price		Price, in %		0		160		99
of which	1,042	Discounted cash flow		Credit spread, in bp		75		2,389		467
				Recovery rate, in %		1		1		0
of which	2,420	Market comparable		Price, in %		0		105		59
Total level 3 assets at fair value	35,084
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 liabilities at fair value
end of 1Q14	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	58	–	–		–	–	–
Trading liabilities	4,992
of which interest rate derivatives	1,111	Option model	Basis spread, in bp		(11)	107	54
			Correlation, in %		17	100	72
			Mean reversion, in %	[2]	5	10	6
			Prepayment rate, in %		8	31	24
of which foreign exchange derivatives	816	Option model	Correlation, in %		(10)	70	46
			Prepayment rate, in %		19	31	25
of which equity/index-related derivatives	1,447	Option model	Correlation, in %		(92)	98	13
			Skew, in %		52	130	108
			Volatility, in %		3	205	29
			Buyback probability, in %	[3]	50	100	63
of which credit derivatives	1,198	Discounted cash flow	Credit spread, in bp		1	1,955	201
			Discount rate, in %		5	29	14
			Default rate, in %		1	16	7
			Recovery rate, in %		6	77	34
			Loss severity, in %		10	100	61
			Correlation, in %		42	98	53
			Prepayment rate, in %		0	9	4
Short-term borrowings	196	–	–		–	–	–
Long-term debt	10,502
of which structured notes over two years	7,211	Option model	Correlation, in %		(92)	99	15
			Volatility, in %		3	205	27
			Buyback probability, in %	[3]	50	100	63
			Gap risk, in %	[4]	0	4	0
of which non-recourse liabilities	2,397
of which	2,177	Vendor price	Price, in %		0	159	100
of which	152	Market comparable	Price, in %		0	99	14
Other liabilities	3,415
of which failed sales	1,104
of which	978	Market comparable	Price, in %		0	100	73
of which	63	Discounted cash flow	Credit spread, in bp		525	1,402	1,184
			Recovery rate, in %		23	23	23
Total level 3 liabilities at fair value	19,163
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q13	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	55	–	–		–	–	–
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	Discounted cash flow	Funding spread, in bp		90	90	90
Trading liabilities	5,564
of which interest rate derivatives	1,129	Option model	Basis spread, in bp		(5)	148	74
			Correlation, in %		17	99	62
			Mean reversion, in %	[2]	5	10	6
			Prepayment rate, in %		5	31	23
of which foreign exchange derivatives	938	Option model	Correlation, in %		(10)	70	48
			Prepayment rate, in %		19	31	25
of which equity/index-related derivatives	1,896	Option model	Correlation, in %		(83)	96	14
			Skew, in %		79	152	118
			Volatility, in %		2	252	26
			Buyback probability, in %	[3]	50	100	62
of which credit derivatives	1,230	Discounted cash flow	Credit spread, in bp		1	2,052	252
			Discount rate, in %		4	29	14
			Default rate, in %		1	15	6
			Recovery rate, in %		14	77	43
			Loss severity, in %		6	100	62
			Correlation, in %		34	98	55
			Prepayment rate, in %		0	17	2
Short-term borrowings	165	–	–		–	–	–
Long-term debt	9,780
of which structured notes over two years	6,217	Option model	Correlation, in %		(83)	99	16
			Volatility, in %		5	252	28
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[4]	0	5	0
of which non-recourse liabilities	2,552
of which	2,105	Vendor price	Price, in %		0	217	104
of which	301	Market comparable	Price, in %		0	93	13
Other liabilities	2,861
of which failed sales	1,143
of which	829	Market comparable	Price, in %		0	100	63
of which	195	Discounted cash flow	Credit spread, in bp		813	1,362	1,185
			Recovery rate, in %		23	23	23
Total level 3 liabilities at fair value	18,539
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.

Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates collateral with a greater risk of default.

Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.

Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Generally, same-asset correlation inputs have a narrower range than cross-asset correlation inputs. However, due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.

Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.

Volatility and skew
Volatility and skew are impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility rates may vary significantly between different underlying currencies and expiration dates on the options. Similarly, equity derivatives’ volatility may vary greatly depending upon the underlying reference name on the derivative.

Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of each insured.

Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to ten years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
	1Q14							4Q13
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	6		95		101	0		1		18		19	0
Equity funds	31		2,119	[1]	2,150	0		28		3,096	[2]	3,124	0
Equity funds sold short	0		(21)		(21)	0		0		(17)		(17)	0
Total funds held in trading assets and liabilities	37		2,193		2,230	0		29		3,097		3,126	0
Debt funds	305		119		424	1		320		183		503	6
Equity funds	0		1		1	0		0		25		25	0
Others	0		53		53	0		0		153		153	31
Hedge funds	305		173	[3]	478	1		320		361	[4]	681	37
Debt funds	19		0		19	2		53		0		53	2
Equity funds	639		0		639	124		2,236		0		2,236	464
Real estate funds	266		0		266	87		350		0		350	110
Others	384		0		384	123		706		0		706	250
Private equities	1,308		0		1,308	336		3,345		0		3,345	826
Equity method investments	388		34		422	0		349		0		349	0
Total funds held in other investments	2,001		207		2,208	337		4,014		361		4,375	863
Total fair value	2,038	[5]	2,400	[6]	4,438	337	[7]	4,043	[5]	3,458	[6]	7,501	863	[7]
1
34 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 30 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , 24 % is redeemable on an annual basis with a notice period primarily of more than 60 days , and 12 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

2
55 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 19 % is redeemable on an annual basis with a notice period primarily of more than 60 days , 17 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 9 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

3
83 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , and 14 % is redeemable on an annual basis with a notice period of more than 60 days .

4
45 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 33 % is redeemable on demand with a notice period primarily of less than 30 days , and 21 % is redeemable on an annual basis with a notice period of more than 60 days .

5 Includes CHF 686 million and CHF 1,819 million attributable to noncontrolling interests in 1Q14 and 4Q13, respectively.
6 Includes CHF 116 million and CHF 107 million attributable to noncontrolling interests in 1Q14 and 4Q13, respectively.
7 Includes CHF 152 million and CHF 405 million attributable to noncontrolling interests in 1Q14 and 4Q13, respectively.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.

Nonrecurring fair value changes
end of	1Q14	4Q13
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.2	0.3
of which level 3	0.2	0.3

Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in Investment Banking and Private Banking & Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on the Group’s election of the fair value option for certain of its financial statement captions.

Difference between the aggregate fair value and the aggregate unpaid principal balances on loans and financial instruments
	1Q14			4Q13
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,182	3,692	(2,510)	956	3,262	(2,306)
Financial instruments (CHF million)
Interest-bearing deposits with banks	308	304	4	311	307	4
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	88,081	87,776	305	96,587	96,217	370
Loans	19,980	20,256	(276)	19,457	19,653	(196)
Other assets [1]	22,246	28,814	(6,568)	20,749	25,756	(5,007)
Due to banks and customer deposits	(684)	(672)	(12)	(690)	(680)	(10)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(70,824)	(70,789)	(35)	(76,104)	(76,012)	(92)
Short-term borrowings	(6,305)	(6,211)	(94)	(6,053)	(5,896)	(157)
Long-term debt	(64,694)	(64,572)	(122)	(63,369)	(62,991)	(378)
Other liabilities	(1,616)	(2,965)	1,349	(1,780)	(3,285)	1,505
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	1Q14		1Q13
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	2	[1]	3	[1]
of which related to credit risk	(1)		(1)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	215	[1]	279	[1]
Other investments	80	[3]	(9)	[2]
of which related to credit risk	0		(1)
Loans	248	[1]	225	[1]
of which related to credit risk	(1)		37
Other assets	525	[1]	612	[1]
of which related to credit risk	182		162
Due to banks and customer deposits	(9)	[2]	(16)	[2]
of which related to credit risk	(4)		(6)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(11)	[1]	39	[2]
Short-term borrowings	(17)	[2]	(107)	[2]
Long-term debt	(918)	[2]	(332)	[1]
of which related to credit risk [4]	(57)		(59)
Other liabilities	(5)	[2]	243	[2]
of which related to credit risk	(44)		94
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF (92) million and CHF 27 million in 1Q14, respectively, and CHF (37) million and CHF (29) million in 1Q13, respectively.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
1Q14 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	74,810	0	74,206	603	74,809
Loans	227,033	0	228,882	3,436	232,318
Other financial assets [1]	135,240	67,849	66,167	1,613	135,629
Financial liabilities
Due to banks and deposits	368,221	218,437	149,691	9	368,137
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	17,850	0	17,850	0	17,850
Short-term borrowings	17,876	0	17,884	0	17,884
Long-term debt	67,740	0	64,880	3,992	68,872
Other financial liabilities [2]	91,541	0	90,476	1,104	91,580
4Q13 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	63,435	0	62,891	544	63,435
Loans	223,902	0	225,641	3,940	229,581
Other financial assets [1]	142,656	72,134	69,310	1,568	143,012
Financial liabilities
Due to banks and deposits	351,476	212,418	138,980	9	351,407
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	17,928	0	17,928	0	17,928
Short-term borrowings	14,140	0	14,148	0	14,148
Long-term debt	66,673	0	64,043	3,774	67,817
Other financial liabilities [2]	96,611	1,129	94,414	1,085	96,628
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

28 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.

Assets pledged
end of	1Q14	4Q13
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	145,494	142,952
of which encumbered	91,784	92,300

Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Collateral
end of	1Q14	4Q13
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	387,020	359,517
of which sold or repledged	293,730	267,896

29 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 38 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 38 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 2.4 billion.
In 1Q14, the Group recorded net litigation provisions of CHF 107 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.

Individual investor actions
On April 3, 2014, CMFG Life Insurance Company and affiliated entities filed an action against Credit Suisse Securities (USA) LLC (CSS LLC) in the US District Court for the Western District of Wisconsin relating to approximately USD 70 million of RMBS.  On April 3, 2014, Texas County and District Retirement System filed an action against CSS LLC and other financial institutions in Texas state court relating to an unstated amount of RMBS at issue. On April 11, 2014, following a settlement, the Minnesota state court presiding in the action brought by Minnesota Life Insurance Company and affiliated entities against CSS LLC and its affiliates entered an order of dismissal, discontinuing all claims against CSS LLC and its affiliates, relating to approximately USD 43 million of RMBS. On April 14, 2014, Allstate Insurance Company and CSS LLC and its affiliates filed a partial stipulation of dismissal with the Supreme Court for the State of New York, New York County to discontinue certain claims against CSS LLC and its affiliates, reducing the RMBS at issue for CSS LLC and its affiliates from approximately USD 187 million to approximately USD 169 million. On April 29, 2014, the Federal Housing Finance Agency (FHFA) entered into an agreement with First Horizon National Corporation and its affiliates and employees to settle all claims in the last remaining action filed by the FHFA against CSS LLC, relating to approximately USD 230 million of RMBS at issue against CSS LLC.

30 Subsidiary guarantee information
Certain wholly-owned finance subsidiaries of the Group, including Credit Suisse Group (Guernsey) I Limited and Credit Suisse Group (Guernsey) III Limited, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.
In 4Q13, as part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and Fed regulation on establishing Intermediate Holding Companies in the US for non-US banks, several existing legal entities were re-parented as subsidiaries of Credit Suisse (USA), Inc. In the tables below, prior periods have been restated to conform to the current presentation to reflect the impact of these transactions.

Condensed consolidating statements of operations
in 1Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,485	2,831		4,316	38		91		4,445
Interest expense	(874)	(1,358)		(2,232)	(52)		17		(2,267)
Net interest income	611	1,473		2,084	(14)		108		2,178
Commissions and fees	1,054	2,174		3,228	(1)		48		3,275
Trading revenues	504	166		670	(11)		(21)		638
Other revenues	714	55		769	876	[2]	(907)		738
Net revenues	2,883	3,868		6,751	850		(772)		6,829
Provision for credit losses	0	19		19	0		15		34
Compensation and benefits	925	2,079		3,004	18		(29)		2,993
General and administrative expenses	468	1,238		1,706	(27)		11		1,690
Commission expenses	56	310		366	0		3		369
Total other operating expenses	524	1,548		2,072	(27)		14		2,059
Total operating expenses	1,449	3,627		5,076	(9)		(15)		5,052
Income/(loss) from continuing operations before taxes	1,434	222		1,656	859		(772)		1,743
Income tax expense/(benefit)	478	46		524	0		19		543
Income/(loss) from continuing operations	956	176		1,132	859		(791)		1,200
Income from discontinued operations, net of tax	0	15		15	0		0		15
Net income/(loss)	956	191		1,147	859		(791)		1,215
Net income/(loss) attributable to noncontrolling interests	348	(193)		155	0		201		356
Net income/(loss) attributable to shareholders	608	384		992	859		(992)		859
of which from continuing operations	608	369		977	859		(992)		844
of which from discontinued operations	0	15		15	0		0		15
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 1Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	956	191		1,147	859	(791)		1,215
Gains/(losses) on cash flow hedges	0	9		9	8	0		17
Foreign currency translation	(165)	(112)		(277)	0	4		(273)
Unrealized gains/(losses) on securities	0	5		5	0	3		8
Actuarial gains/(losses)	2	6		8	0	27		35
Net prior service credit/(cost)	0	0		0	0	(20)		(20)
Other comprehensive income/(loss), net of tax	(163)	(92)		(255)	8	14		(233)
Comprehensive income/(loss)	793	99		892	867	(777)		982
Comprehensive income/(loss) attributable to noncontrolling interests	323	(196)		127	0	204		331
Comprehensive income/(loss) attributable to shareholders	470	295		765	867	(981)		651
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 1Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,744	2,944		4,688	14		120		4,822
Interest expense	(983)	(1,950)		(2,933)	(12)		(71)		(3,016)
Net interest income	761	994		1,755	2		49		1,806
Commissions and fees	917	2,279		3,196	2		50		3,248
Trading revenues	9	1,799		1,808	0		7		1,815
Other revenues	218	23		241	1,275	[2]	(1,296)		220
Net revenues	1,905	5,095		7,000	1,279		(1,190)		7,089
Provision for credit losses	0	2		2	0		20		22
Compensation and benefits	911	2,094		3,005	14		(28)		2,991
General and administrative expenses	523	1,225		1,748	(40)		24		1,732
Commission expenses	62	405		467	0		3		470
Total other operating expenses	585	1,630		2,215	(40)		27		2,202
Total operating expenses	1,496	3,724		5,220	(26)		(1)		5,193
Income/(loss) from continuing operations before taxes	409	1,369		1,778	1,305		(1,209)		1,874
Income tax expense	95	378		473	2		24		499
Income/(loss) from continuing operations	314	991		1,305	1,303		(1,233)		1,375
Income from discontinued operations, net of tax	10	(4)		6	0		0		6
Net income/(loss)	324	987		1,311	1,303		(1,233)		1,381
Net income/(loss) attributable to noncontrolling interests	69	146		215	0		(137)		78
Net income/(loss) attributable to shareholders	255	841		1,096	1,303		(1,096)		1,303
of which from continuing operations	245	845		1,090	1,303		(1,096)		1,297
of which from discontinued operations	10	(4)		6	0		0		6
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 1Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	324	987		1,311	1,303	(1,233)		1,381
Gains/(losses) on cash flow hedges	0	4		4	(2)	0		2
Foreign currency translation	760	174		934	0	(7)		927
Unrealized gains/(losses) on securities	1	(5)		(4)	0	(3)		(7)
Actuarial gains/(losses)	10	4		14	0	56		70
Net prior service credit/(cost)	0	0		0	0	(27)		(27)
Other comprehensive income/(loss), net of tax	771	177		948	(2)	19		965
Comprehensive income/(loss)	1,095	1,164		2,259	1,301	(1,214)		2,346
Comprehensive income/(loss) attributable to noncontrolling interests	191	279		470	0	(265)		205
Comprehensive income/(loss) attributable to shareholders	904	885		1,789	1,301	(949)		2,141
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 1Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,307	61,217		65,524	1,092	(644)		65,972
Interest-bearing deposits with banks	7,701	(4,074)		3,627	0	(1,899)		1,728
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	127,947	34,934		162,881	0	9		162,890
Securities received as collateral	22,234	795		23,029	0	0		23,029
Trading assets	76,003	161,449		237,452	0	(383)		237,069
Investment securities	2	2,010		2,012	1,514	(206)		3,320
Other investments	3,041	4,620		7,661	45,157	(45,012)		7,806
Net loans	11,495	222,537		234,032	707	15,920		250,659
Premises and equipment	857	3,875		4,732	0	194		4,926
Goodwill	653	6,424		7,077	0	879		7,956
Other intangible assets	91	137		228	0	0		228
Brokerage receivables	25,671	23,682		49,353	0	0		49,353
Other assets	17,625	43,150		60,775	289	1,341		62,405
Assets of discontinued operations held-for-sale	0	749		749	0	0		749
Total assets	297,627	561,505		859,132	48,759	(29,801)		878,090
Liabilities and equity (CHF million)
Due to banks	294	24,216		24,510	2,518	(2,817)		24,211
Customer deposits	1	337,233		337,234	0	11,216		348,450
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	96,758	(8,083)		88,675	0	0		88,675
Obligation to return securities received as collateral	22,234	795		23,029	0	0		23,029
Trading liabilities	14,146	59,110		73,256	0	(227)		73,029
Short-term borrowings	43,611	(19,430)		24,181	0	0		24,181
Long-term debt	32,671	94,204		126,875	2,840	2,719		132,434
Brokerage payables	56,733	13,517		70,250	0	0		70,250
Other liabilities	10,771	37,524		48,295	171	302		48,768
Liabilities of discontinued operations held-for-sale	0	781		781	0	0		781
Total liabilities	277,219	539,867		817,086	5,529	11,193		833,808
Total shareholders' equity	19,216	21,846		41,062	43,230	(41,062)		43,230
Noncontrolling interests	1,192	(208)		984	0	68		1,052
Total equity	20,408	21,638		42,046	43,230	(40,994)		44,282

Total liabilities and equity	297,627	561,505		859,132	48,759	(29,801)		878,090
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 4Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,787	63,290		68,077	795	(180)		68,692
Interest-bearing deposits with banks	81	3,304		3,385	0	(1,870)		1,515
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	127,153	32,860		160,013	0	9		160,022
Securities received as collateral	23,479	(679)		22,800	0	0		22,800
Trading assets	73,580	156,156		229,736	0	(323)		229,413
Investment securities	2	1,625		1,627	1,481	(121)		2,987
Other investments	5,116	5,091		10,207	42,570	(42,448)		10,329
Net loans	19,955	211,202		231,157	3,185	12,712		247,054
Premises and equipment	891	4,004		4,895	0	196		5,091
Goodwill	658	6,463		7,121	0	878		7,999
Other intangible assets	78	132		210	0	0		210
Brokerage receivables	25,667	26,377		52,044	0	1		52,045
Other assets	18,104	43,452		61,556	243	1,266		63,065
Assets of discontinued operations held-for-sale	11	1,573		1,584	0	0		1,584
Total assets	299,562	554,850		854,412	48,274	(29,880)		872,806
Liabilities and equity (CHF million)
Due to banks	251	22,896		23,147	3,242	(3,281)		23,108
Customer deposits	1	321,850		321,851	0	11,238		333,089
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	98,600	(4,568)		94,032	0	0		94,032
Obligation to return securities received as collateral	23,479	(679)		22,800	0	0		22,800
Trading liabilities	14,304	62,508		76,812	0	(177)		76,635
Short-term borrowings	42,842	(22,649)		20,193	0	0		20,193
Long-term debt	31,300	95,341		126,641	2,784	617		130,042
Brokerage payables	55,749	17,405		73,154	0	0		73,154
Other liabilities	11,284	39,795		51,079	84	284		51,447
Liabilities of discontinued operations held-for-sale	19	1,121		1,140	0	0		1,140
Total liabilities	277,829	533,020		810,849	6,110	8,681		825,640
Total shareholders' equity	18,583	21,409		39,992	42,164	(39,992)		42,164
Noncontrolling interests	3,150	421		3,571	0	1,431		5,002
Total equity	21,733	21,830		43,563	42,164	(38,561)		47,166

Total liabilities and equity	299,562	554,850		854,412	48,274	(29,880)		872,806
1 Includes eliminations and consolidation adjustments.

List of abbreviations

A
ABS	Asset-Backed Securities
ADS	American Depositary Share
AMA	Advanced Measurement Approach
AMF	Asset Management Finance LLC
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
bp	Basis point
C
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CDS	Credit default swaps
CET1	Common equity tier 1
CFIG	Customized Fund Investment Group
CFTC	Commodity Futures Trading Commission
CIFG	CIFG Assurance North America, Inc.
CMBS	Commercial mortgage-backed securities
COF	Capital Opportunity Facility
CP	Commercial paper
CPR	Constant prepayment rate
CRD	Capital Requirement Directive IV
CSS LLC	Credit Suisse Securities (USA) LLC
CVA	Credit valuation adjustment
D
DOJ	US Department of Justice
DVA	Debit valuation adjustment
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
ETF	Exchange-traded funds
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FHFA	Federal Housing Finance Agency
FINMA	Swiss Financial Market Supervisory Authority FINMA
FMIA	Financial Market Infrastructure Act
FSB	Financial Stability Board
G
G-7	Group of seven leading industry nations
GSE	Government-sponsored enterprise
G-SIB	Global systemically important banks
I
IHC	Intermediate holding company
IPO	Initial public offering
IRC	Incremental risk charge
ISDA	International Swaps and Derivatives Association, Inc.
ISU	Incentive Share Unit

K
KPI	Key performance indicator
L
LCR	Liquidity coverage ratio
M
MACCS	Mandatory and contingent convertible securities
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PAF2	2011 Partner Asset Facility
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SCNY	Supreme Court of the State of New York, New York County
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SISU	Scaled Incentive Share Unit
SNB	Swiss National Bank
SPE	Special purpose entity
SPIA	Single Premium Immediate Annuity
T
TRS	Total return swap
U
UK	United Kingdom
UHNWI	Ultra-high-net-worth individual
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VARMC	Valuation and Risk Management Committee
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information

Share data
	in / end of
	1Q14	2013		2012		2011
Share price (common shares, CHF)
Average	28.04	26.74		21.23		31.43
Minimum	26.56	22.90		16.01		19.65
Maximum	30.08	30.29		27.20		44.99
End of period	28.59	27.27		22.26		22.07
Share price (American Depositary Shares, USD)
Average	31.33	28.85		22.70		35.36
Minimum	29.34	24.56		16.20		21.20
Maximum	33.19	33.84		29.69		47.63
End of period	32.38	30.84		24.56		23.48
Market capitalization
Market capitalization (CHF million)	45,633	43,526		29,402		27,021
Market capitalization (USD million)	51,682	49,224		32,440		28,747
Dividend per share (CHF)
Dividend per share	–	0.70	[1]	0.75	[2,4]	0.75	[3,4]
1 Proposal of the Board of Directors to the Annual General Meeting on May 9, 2014; to be paid out of reserves from capital contributions.
2 The distribution was payable in cash of CHF 0.10 per share and in the form of new shares with an approximate value of CHF 0.65 per share.
3 The distribution was payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder.
4 Paid out of reserves from capital contributions.

Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Telekurs	CSGN,380	CS,065
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.

Bond ratings
as of April 30, 2014	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F1
Long-term	A2	A-	A
Outlook	Stable	Negative	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A1	A	A
Outlook	Stable	Negative	Stable

Financial calendar and contacts

Financial calendar
Second quarter 2014 results	Thursday, July 17, 2014
Third quarter 2014 results	Thursday, October 23, 2014
Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news
Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	Credit Suisse AG
Dept. HKG 1
P.O. Box
8070 Zurich
Switzerland

US share register and transfer agent
ADS depositary bank	Deutsche Bank Trust Company Americas
Address	American Stock Transfer & Trust Co.
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
United States
US and Canada phone	+1 800 937 5449
Phone from outside US and Canada	+1 718 921 8124
E-mail	DB@amstock.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich
Switzerland
Phone	+41 44 332 26 60
E-Mail	robert.rohner@credit-suisse.com

Foreign currency translation rates
	End of			Average in
	1Q14	4Q13	1Q13	1Q14	4Q13	1Q13
1 USD / 1 CHF	0.88	0.89	0.95	0.89	0.90	0.92
1 EUR / 1 CHF	1.22	1.23	1.22	1.22	1.23	1.22
1 GBP / 1 CHF	1.47	1.47	1.44	1.48	1.47	1.44
100 JPY / 1 CHF	0.86	0.85	1.01	0.87	0.90	1.01

Cautionary statement regarding forward-looking information

This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2014 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors“ in I – Information on the company in our Annual Report 2013.

Our 2013 annual publication suite consisting of Annual Report and Corporate Responsibility Report, which also contains the Company Profile, is available on our website www.credit-suisse.com/investors.

Photography: Alberto Venzago

Production: Management Digital Data AG

Printer: Neidhart + Schön AG

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16

www.credit-suisse.com

5520124 English